Exhibit 99.1

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022

WOORI FINANCIAL GROUP INC.

Page(s)
Independent Auditor’s Review Report	1-2

Consolidated Interim Financial Statements

Consolidated Interim Statements of Financial Position	4

Consolidated Interim Statements of Comprehensive Income	5-6

Consolidated Interim Statements of Changes in Equity	7

Consolidated Interim Statements of Cash Flows	8-9

Notes to the Consolidated Interim Financial Statements	10-143

Independent Auditor’s Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders of Woori Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of Woori Financial Group Inc. and its subsidiaries (collectively the “Group”), which comprise the consolidated interim statement of financial position as of March 31, 2023, the consolidated interim statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2023 and notes, comprising a summary of material accounting policy information and other explanatory information.

Management’s Responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of the condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s review responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Other Matter

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The accompanying consolidated interim statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2022, were reviewed by other auditors whose report thereon, dated May 16, 2022, expressed that nothing came to their attention that caused them to believe that those condensed interim consolidated financial statements are not prepared, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting. The condensed consolidated interim financial statements that other auditors reviewed are those before reflecting the adjustments described in Note2. The accompanying condensed consolidated interim financial statements for the three-month periods ended March 31, 2022, presented for comparative purposes, are those after reflecting such adjustments.

The consolidated statement of financial position of the Group as of December 31, 2022, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by other auditors in accordance with Korean Standards on Auditing and their report thereon, dated March 7, 2023, expressed an unqualified opinion. The accompanying consolidated statement of financial position of the Group as of December 31, 2022, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated statement of financial position from which it has been derived.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

May 15, 2023

This report is effective as of May 15, 2023, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review has not been updated to reflect the impact of such subsequent events or circumstances, if any.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022

The accompanying consolidated interim financial statements including all footnote disclosures were prepared by, and are the responsibility of, the management of Woori Financial Group Inc.

Jong Yong Yim

President and Chief Executive Officer

Main Office Address: (Address) 51, Sogong-ro, Jung-gu, Seoul

(Phone Number)    02-2125-2000

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

	March 31, 2023	December 31, 2022
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Note 6)	30,987,076	34,219,148
Financial assets at fair value through profit or loss (“FVTPL”) (Notes 4, 7, 11, and 24)	21,421,279	19,860,573
Financial assets at fair value through other comprehensive income (“FVTOCI”) (Notes 4, 8, and 11)	33,747,133	33,085,080
Securities at amortized cost (Notes 4, 9, and 11)	27,284,525	28,268,516
Loans and other financial assets at amortized cost (Notes 4, 10, 11, and 39)	355,155,285	355,760,729
Investments in joint ventures and associates (Note 12)	1,483,043	1,305,636
Investment properties (Notes 13)	489,219	387,707
Premises and equipment (Notes 14)	3,149,085	3,142,930
Intangible assets (Note 15)	960,296	849,114
Assets held for sale (Note 16)	13,866	13,772
Net defined benefit asset (Note 22)	167,570	319,280
Current tax assets	16,672	53,274
Deferred tax assets	24,988	109,299
Derivative assets (Designated for hedging) (Notes 4,11 and 24)	64,376	37,786
Other assets (Notes 17 and 39)	3,114,842	3,061,552

Total assets	478,079,255	480,474,396

LIABILITIES
Financial liabilities at fair value through profit or loss (“FVTPL”) (Notes 4, 11, 18 and 24)	9,021,513	8,952,399
Deposits due to customers (Notes 4,11,19 and 39)	325,922,030	342,105,209
Borrowings (Notes 4, 11 and 20)	30,963,552	28,429,603
Debentures (Notes 4, 11 and 20)	42,206,757	44,198,486
Provisions (Notes 21, 38 and 39)	528,101	545,865
Net defined benefit liability (Note 22)	36,449	35,202
Current tax liabilities	843,313	843,555
Deferred tax liabilities	221,234	31,799
Derivative liabilities (Designated for hedging) (Notes 4,11 and 24)	175,362	202,911
Other financial liabilities (Notes 4, 11, 23 and 39)	34,785,419	22,811,868
Other liabilities (Notes 6, 23 and 40)	771,912	690,157

Total liabilities	445,475,642	448,847,054

EQUITY
Owners’ equity (Note 26)
Capital stock	3,640,303	3,640,303
Hybrid securities	3,411,676	3,112,449
Capital surplus	680,517	682,385
Other equity	(1,932,498)	(2,423,392)
Retained earnings	23,859,669	23,750,152

	29,659,667	28,761,897

Non-controlling interests	2,943,946	2,865,445

Total equity	32,603,613	31,627,342

Total liabilities and equity	478,079,255	480,474,396

The accompanying notes are part of this consolidated financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

	For the three-month periods ended March 31
	2023	2022
	(Korean Won in millions)
Interest income	4,929,138	2,940,758
Financial assets at FVTPL	43,975	16,673
Financial assets at FVTOCI	208,248	141,591
Financial assets at amortized cost	4,676,915	2,782,494
Interest expense	(2,710,317)	(953,092)

Net interest income (Notes 11, 28 and 39)	2,218,821	1,987,666
Fees and commissions income	619,262	576,920
Fees and commissions expense	(201,168)	(171,220)

Net fees and commissions income (Notes 11, 29 and 39)	418,094	405,700
Dividend income (Notes 11, 30 and 39)	49,080	47,023
Net gain on financial instruments at FVTPL (Notes 11, 31and 39)	238,498	115,386
Net gain(loss) on financial assets at FVTOCI (Notes 11 and 32)	331	271
Net gain arising on financial assets at amortized cost (Note 11)	64,306	48,068
Impairment losses due to credit loss (Notes 33 and 39)	(261,573)	(166,068)
General and administrative expense (Notes 34 and 39)	(1,036,980)	(976,128)
Other net operating expense (Notes 11, 24, 34 and 39)	(438,577)	(233,476)

Operating income	1,252,000	1,228,442
Share of gain of joint ventures and associates (Note 12)	7,142	(12,819)
Other non-operating income and expense	11,179	(50,546)

Non-operating income and expense (Note 35)	18,321	(63,365)
Net income before income tax expense	1,270,321	1,165,077
Income tax expense (Note 36)	(323,699)	(292,605)
Net income	946,622	872,472

Net gain(loss) on valuation of equity securities at FVTOCI	80,423	943
Changes in capital due to equity method	3,700	33
Remeasurement gain(loss) related to defined benefit plan	(93,867)	35,543

Items that will not be reclassified to profit or loss:	(9,744)	36,519

Net gain(loss) on valuation of debt securities at FVTOCI	237,055	(223,872)
Changes in capital due to equity method	1,388	502
Net gain(loss) on foreign currency translation of foreign operations	175,550	59,192
Net gain(loss) on valuation of hedges of net investments in foreign operations	(23,205)	(3,949)
Net gain(loss) on valuation of cash flow hedge	(10,333)	1,404

Items that may be reclassified to profit or loss:	380,455	(166,723)
Other comprehensive income (loss), net of tax	370,711	(130,204)
Total comprehensive income	1,317,333	742,268

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

	For the three-month periods ended March 31
	2023	2022
	(Korean Won in millions)
Net income attributable to:	946,622	872,472
Net income attributable to owners	913,686	839,188
Net income attributable to non-controlling interests	32,936	33,284

Total comprehensive income attributable to:	1,317,333	742,268
Comprehensive income attributable to owners	1,272,696	707,072
Comprehensive income attributable to non-controlling interests	44,637	35,196

Earnings per share (Note 37)
Basic and diluted earnings per share (Unit: In Korean Won)	1,214	1,127

The accompanying notes are part of this consolidated financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

	Capital Stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Owners’ equity in total	Non- controlling interests	Total equity
	(Korean Won in millions)
January 1, 2022	3,640,303	2,294,381	682,385	(2,167,614)	21,392,564	25,842,019	3,008,176	28,850,195
Total comprehensive income
Net income	—	—	—	—	839,188	839,188	33,284	872,472
Net loss on valuation of financial instruments at FVTOCI	—	—	—	(222,649)	—	(222,649)	(280)	(222,929)
Net gain(loss) due to disposal of equity securities at FVTOCI	—	—	—	(49)	49	—	—	—
Changes in capital due to equity method	—	—	—	535	—	535	—	535
Gain on foreign currency translation of foreign operations	—	—	—	57,021	—	57,021	2,171	59,192
Loss on valuation of hedges of net investments in foreign operations	—	—	—	(3,949)	—	(3,949)	—	(3,949)
Gain on valuation of cash flow hedge	—	—	—	1,404	—	1,404	—	1,404
Capital related to noncurrent assets held for sale	—	—	—	(247)	247	—	—	—
Remeasurement gain related to defined benefit plan	—	—	—	35,522	—	35,522	21	35,543
Transactions with owners and others
Dividends to common stocks	—	—	—	—	(546,044)	(546,044)	(9,922)	(555,966)
Issuance of hybrid securities	—	299,363	—	—	—	299,363	—	299,363
Dividends to hybrid securities	—	—	—	—	(19,151)	(19,151)	(15,399)	(34,550)
Changes in subsidiaries’ capital	—	—	—	27,364	(27,364)	—	1	1

March 31, 2022 (Unaudited)	3,640,303	2,593,744	682,385	(2,272,662)	21,639,489	26,283,259	3,018,052	29,301,311

January 1, 2023	3,640,303	3,112,449	682,385	(2,423,392)	23,750,152	28,761,897	2,865,445	31,627,342
Total comprehensive income
Net income	—	—	—	—	913,686	913,686	32,936	946,622
Net loss on valuation of financial instruments at FVTOCI	—	—	—	317,496	—	317,496	(18)	317,478
Net gain(loss) due to disposal of equity securities at FVTOCI	—	—	—	(145)	145	—	—	—
Changes in capital due to equity method	—	—	—	5,138	(50)	5,088	—	5,088
Gain(loss) on foreign currency translation of foreign operations	—	—	—	163,819	—	163,819	11,731	175,550
Loss on valuation of hedges of net investments in foreign operations	—	—	—	(23,205)	—	(23,205)	—	(23,205)
Loss on valuation of cash flow hedge	—	—	—	(10,333)	—	(10,333)	—	(10,333)
Remeasurement gain related to defined benefit plan	—	—	—	(93,855)	—	(93,855)	(12)	(93,867)
Transactions with owners
Dividends to common stocks	—	—	—	—	(713,111)	(713,111)	(11,479)	(724,590)
Issuance of hybrid securities	—	299,227	—	—	—	299,227	—	299,227
Dividends to hybrid securities	—	—	—	—	(30,414)	(30,414)	(19,968)	(50,382)
Changes in subsidiaries’ capital	—	—	(1,868)	60,491	(60,491)	(1,868)	(73,167)	(75,035)
Changes in non-controlling interests related to business combinations	—	—	—	71,240	—	71,240	138,478	209,718
Others	—	—	—	248	(248)	—	—	—

March 31, 2023 (Unaudited)	3,640,303	3,411,676	680,517	(1,932,498)	23,859,669	29,659,667	2,943,946	32,603,613

The accompanying notes are part of this consolidated financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

	For the three-month periods ended March 31
	2023	2022
	(Korean Won in millions)
Cash flows from operating activities (Note 2):
Net income	946,622	872,472
Adjustments to net income:
Income tax expense	323,699	292,605
Interest income	(4,929,138)	(2,940,758)
Interest expense	2,710,317	953,092
Dividend income	(49,080)	(47,023)

	(1,944,202)	(1,742,084)

Additions of expenses not involving cash outflows:
Loss on financial instruments at FVTPL	—	449,594
Loss on financial assets at FVTOCI	1,849	916
Impairment loss due to credit loss	261,573	166,068
Loss on other provisions	3,740	1,334
Retirement benefit	28,139	41,177
Depreciation and amortization	245,979	218,905
Net loss on foreign currency translation	160,543	12,528
Loss on derivatives (designated for hedge)	5,409	113,925
Loss on fair value hedge	28,206	—
Loss on valuation of investments in joint ventures and associates	2,878	28,231
Loss on disposal of investments in joint ventures and associates	—	2,373
Loss on disposal of premises and equipment, intangible assets and other assets	439	685
Impairment loss on premises and equipment, intangible assets and other assets	—	336
Other loss	—	62,196

	738,755	1,098,268

Deductions of income not involving cash inflows:
Gain on financial instruments at FVTPL	400,618	—
Gain on financial assets at FVTOCI	2,180	1,187
Gain on other provisions	2,451	6,184
Gain on derivatives (designated for hedge)	69,880	16,450
Gain on fair value hedge	5,640	108,592
Gain on valuation of investments in joint ventures and associates	10,021	15,412
Gain on disposal of investments in joint ventures and associates	—	561
Gain on disposal of premises and equipment, intangible assets and other assets	237	9,019
Reversal of impairment loss on premises and equipment, intangible assets and other assets	137	278
Other income	—	35,718

	491,164	193,401

Changes in operating assets and liabilities:
Financial instruments at FVTPL	(617,889)	(283,643)
Loans and other financial assets at amortized cost	7,152,300	(3,223,426)
Other assets	(192,465)	(512,646)
Deposits due to customers	(17,586,384)	4,961,070
Provisions	(22,717)	(492)
Net defined benefit liability	(2,524)	(3,093)
Other financial liabilities	8,104,221	7,086,168
Other liabilities	43,110	81,879

	(3,122,348)	8,105,817

Interest income received	(36,967)	2,819,364
Interest expense paid	560,131	(900,855)
Dividends received	12,456	23,677
Income tax paid	(114,802)	(82,485)

	420,818	1,859,701

Net cash inflow from operating activities	(3,451,519)	10,000,773

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

	For the three-month periods ended March 31
	2023	2022
	(Korean Won in millions)
Cash flows from investing activities
Cash in-flows from investing activities:
Disposal of financial instruments at FVTPL	3,846,186	1,537,136
Disposal of financial assets at FVTOCI	5,211,812	5,274,194
Redemption of securities at amortized cost	2,774,733	1,380,542
Disposal of investments in joint ventures and associates	16,889	68,984
Disposal of investment properties	—	2,020
Disposal of premises and equipment	417	109
Disposal of intangible assets	50	654
Disposal of assets held for sale	—	18,510
Net increase of other assets	11,245	15,396

	11,861,332	8,297,545

Cash out-flows from investing activities:
Net cash out-flows from obtaining control	209,643	—
Acquisition of financial instruments at FVTPL	4,169,740	1,841,788
Acquisition of financial assets at FVTOCI	5,146,596	6,748,028
Acquisition of securities at amortized cost	1,651,900	2,544,559
Acquisition of investments in joint ventures and associates	52,002	70,010
Acquisition of investment properties	99,429	—
Acquisition of premises and equipment	22,291	20,217
Acquisition of intangible assets	36,956	32,401
Changes in subsidiaries	80,561	—

	11,469,118	11,257,003

Net cash outflow from investing activities	392,214	(2,959,458)

Cash flows from financing activities:
Cash in-flows from financing activities:
Net cash in-flows from hedging activities	(453)	—
Net increase in borrowings	1,917,741	1,696,091
Issuance of debentures	5,484,615	5,853,591
Net increase of other liabilities	460	773
Issuance of hybrid securities	299,227	299,362
Paid-in capital increase on non-controlling interests	—	1
Net increase in non-controlling equity liabilities	510	2,519

	7,702,100	7,852,337

Cash out-flows from financing activities:
Redemption of debentures	7,748,750	5,258,030
Redemption of lease liabilities	47,793	47,061
Dividends paid to hybrid securities	50,382	34,550
Dividends paid to non-controlling interest	11,479	2,703
Changes in non-controlling interests	180,514	—

	8,038,918	5,342,344

Net cash inflow from financing activities	(336,818)	2,509,993

Effects of exchange rate changes on cash and cash equivalents	164,051	263,741
Net increase in cash and cash equivalents	(3,232,072)	9,815,049
Cash and cash equivalents, beginning of the period	34,219,148	20,613,073

Cash and cash equivalents, end of the Period (Note 6)	30,987,076	30,428,122

The accompanying notes are part of this consolidated financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

1.	GENERAL

(1)	Summary of the Parent company

Woori Financial Group, Inc. (hereinafter referred to as the “Parent company”) is primarily aimed at controlling subsidiaries that operate in the financial industry or those that are closely related to the financial industry through the ownership of shares and was established on January 11, 2019 under the Financial Holding Company Act through the comprehensive transfer with shareholders of Woori Bank (hereinafter referred to as the “Bank”), Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd. and Woori Private Equity Asset Management Co. Ltd. The headquarters of the Parent company is located at 51, Sogong-ro, Jung-gu, Seoul, Korea, and the capital stock is 3,640,303 million won. The Parent company’s stocks were listed on the Korea Exchange on February 13, 2019, and its American Depository Shares (“ADS”) are also being traded as the underlying common stock on the New York Stock Exchange since the same date.

The details of stock transfer between the Parent company and subsidiaries as of incorporation are as follows (Unit: Number of shares)

Stock transfer company	Total number of issued shares	Exchange ratio per share	Number of Parent company’s stocks
Woori Bank	676,000,000	1.0000000	676,000,000
Woori FIS Co., Ltd.	4,900,000	0.2999708	1,469,857
Woori Finance Research Institute Co., Ltd.	600,000	0.1888165	113,289
Woori Credit Information Co., Ltd.	1,008,000	1.1037292	1,112,559
Woori Fund Service Co., Ltd.	2,000,000	0.4709031	941,806
Woori Private Equity Asset Management Co., Ltd.	6,000,000	0.0877992	526,795

As of August 1, 2019, the Parent company acquired a 73% interest in Tongyang Asset Management Co., Ltd. and changed the name to Woori Asset Management Corp. Also, as of August 1, 2019, the Parent company gained 100% control of ABL Global Asset Management Co., Ltd., added it as a consolidated subsidiary and changed the name to Woori Global Asset Management Co., Ltd. on December 6, 2019.

The Parent company paid 598,391 million won in cash and 42,103,377 new shares of the Parent company to acquire 100% interest of Woori Card Co., Ltd. from its subsidiary, Woori Bank, on September 10, 2019. On the same date, the Parent company also acquired 59.8% interest of Woori Investment Bank Co., Ltd. from Woori Bank with 392,795 million Won in cash.

As of December 30, 2019, the Parent company acquired a 67.2% interest (excluding treasury stocks, 51% interest including treasury stocks) in Woori Asset Trust Co., Ltd. (formerly Kukje Asset Trust Co., Ltd.) and added it as a consolidated subsidiary at the end of 2019. As of March 31, 2023, it acquired an additional 28.1% interests (excluding treasury stock, 21.3% in the case of including treasury stock).

The Parent company acquired 76.8% (excluding treasury stocks, 74.0% interest including treasury stocks) interest in Woori Financial Capital Co., Ltd. (formerly Aju Capital Co., Ltd.) on December 10, 2020. In addition, as of April 15, 2021, the Parent company acquired 13.3% interests (excluding treasury stock, 12.9% when including treasury stock) in Woori Financial Capital Co., Ltd., and as of May 24, 2021, the Parent company additionally acquired treasury stock (3.6%) which Woori Financial Capital Co., Ltd. possessed.

The Parent Company paid 113,238 million Won in cash to acquire 100% interest of Woori Savings Bank from its subsidiary, Woori Financial Capital Co., Ltd., on March 12, 2021.

As of August 10, 2021, the Parent company paid 5,792,866 new shares of the Parent company to the shareholders of Woori Financial Capital Co., Ltd. (excluding the Parent company) through comprehensive stock exchange and acquired residual interest (9.5%) of Woori Financial Capital Co., Ltd., to make it a wholly owned subsidiary.

As of January 7, 2022, the Parent company established Woori Financial F&I Co., Ltd., an investment company for non-performing loans and restructuring companies (100% interest, 200 billion Won in stock payments) and included it as a subsidiary

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

As of March 23, 2023 the Parent company acquired a 53.9% interest (excluding treasury stocks, 52% interest including treasury stocks) in Woori Venture Partners Co., Ltd. (formerly Daol Investment Co., Ltd.), and added it as a consolidated subsidiary.

(1)	Details of the Parent company and subsidiaries (hereinafter ‘Group’) as of March 31, 2023 and December 31, 2022 are as follows:

Subsidiaries	Main business	Percentage of ownership (%)		Location	Financial statements date of use
		March 31, 2023	December 31, 2022
Held by Woori Financial Group Inc.
Woori Bank	Bank	100.0	100.0	Korea	March 31
Woori Card Co., Ltd.	Finance	100.0	100.0	Korea	March 31
Woori Financial Capital Co., Ltd.	Finance	100.0	100.0	Korea	March 31
Woori Investment Bank Co., Ltd.	Other credit finance business	58.7	58.7	Korea	March 31
Woori Asset Trust Co., Ltd.(*1)	Real estate trust	95.3	67.2	Korea	March 31
Woori Savings Bank	Mutual saving bank	100.0	100.0	Korea	March 31
Woori Asset Management Corp.	Finance	73.0	73.0	Korea	March 31
Woori Financial F&I Co., Ltd.	Finance	100.0	100.0	Korea	March 31
Woori Credit Information Co., Ltd.	Credit information	100.0	100.0	Korea	March 31
Woori Fund Service Co., Ltd.	Financial support service business	100.0	100.0	Korea	March 31
Woori Private Equity Asset Management Co., Ltd.	Finance	100.0	100.0	Korea	March 31
Woori Global Asset Management Co., Ltd.	Finance	100.0	100.0	Korea	March 31
Woori FIS Co., Ltd.	System software development & maintenance	100.0	100.0	Korea	March 31
Woori Finance Research Institute Co., Ltd.	Other service business	100.0	100.0	Korea	March 31
Woori Venture Partners	Other financial services	53.9	—	Korea	March 31
Held by Woori Bank
Woori America Bank	Finance	100.0	100.0	America	March 31
Woori Global Markets Asia Limited	Finance	100.0	100.0	Hong Kong	March 31
Woori Bank China Limited	Finance	100.0	100.0	China	March 31
AO Woori Bank (*7)	Finance	100.0	100.0	Russia	March 31
PT Bank Woori Saudara Indonesia 1906 Tbk	Finance	84.2	84.2	Indonesia	March 31
Banco Woori Bank do Brasil S.A.	Finance	100.0	100.0	Brazil	March 31
Korea BTL Infrastructure Fund	Finance	99.9	99.9	Korea	March 31
Woori Finance Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	March 31
Wealth Development Bank	Finance	51.0	51.0	Philippines	March 31
Woori Bank Vietnam Limited	Finance	100.0	100.0	Vietnam	March 31
Woori Bank (Cambodia) PLC	Finance	100.0	100.0	Cambodia	March 31
Woori Bank Europe	Finance	100.0	100.0	Germany	March 31
Kumho Trust First Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Asiana Saigon Inc. (*2)	Asset securitization	0.0	0.0	Korea	March 31
KAMCO Value Recreation First Securitization Specialty Co., Ltd. (*2)	Asset securitization	15.0	15.0	Korea	March 31
Jeonju IWon Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Wonju I one Inc. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Heitz Third Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woorihansoop 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori International First Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Wibihansoop 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori QS 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori Display 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori Dream 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori H 1st Co., Ltd. (*5)	Asset securitization	—	0.0	Korea	March 31
Woori K 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori S 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori Display 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

Subsidiaries	Main business	Percentage of ownership (%)		Location	Financial statements date of use
		March 31, 2023	December 31, 2022
TY 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori KC No.1 Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Quantum Jump the 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
ATLANTIC TRANSPORTATION 1 S.A. (*2)	Asset securitization	0.0	0.0	Marshall islands	March 31
Woori Gongdeok First Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
HD Project Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori HW 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori HC 2nd Co., Ltd. (*5)	Asset securitization	—	0.0	Korea	March 31
Woori Dream 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori SJS 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori Steel 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
SPG the 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori-HWC 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori HC 3rd Co., Ltd. (*2).	Asset securitization	0.0	0.0	Korea	March 31
Woori Park I 1st co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori DS 1st co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori HC 4th Co., Ltd. (*2).	Asset securitization	0.0	0.0	Korea	March 31
Woori SKR 1st Co., Ltd. (*2).	Asset securitization	0.0	0.0	Korea	March 31
Woori H chemical 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
HE the 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori Hub The 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori K The 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori KF 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
WooriI TS 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori H Square 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori L Yongsan 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori HC 5th Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori Ladena 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori HR 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori Lotte Dongtan 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori HC 6th Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori ECO 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori HO 1th Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori ESG 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori Osiria 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori Eco 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Gangnam Landmark 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori HP the 1st co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Heungkuk Global Private Placement Investment Trust No. 1 (*3)	Securities investment and others	98.8	98.8	Korea	March 31
AI Partners UK Water Supply Private Placement Investment Trust No.2 (*3)	Securities investment and others	97.3	97.3	England	March 31
Multi Asset Global Real Estate Investment Trust No. 5-2 (*3)	Securities investment and others	99.0	99.0	Korea	March 31
IGIS Australia Investment Trust No. 209-1 (*3)	Securities investment and others	99.4	99.4	Korea	March 31
INMARK Spain Private Placement Real Estate Investment Trust No. 26-2 (*3)	Securities investment and others	97.7	97.7	Korea	March 31
Woori G Japan General Type Private Real Estate Feeder Investment Trust No.1-2 (*3)	Securities investment and others	98.8	98.8	Korea	March 31
IGIS Global Private Placement Real Estate Fund No. 316-1 (*3)	Securities investment and others	99.3	99.3	Korea	March 31
Woori G Secondary Private Placement Investment Trust No. 1 (*3)	Securities investment and others	98.3	98.3	Korea	March 31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

Subsidiaries	Main business	Percentage of ownership (%)		Location	Financial statements date of use
		March 31, 2023	December 31, 2022
Woori G Japan Blind General Type Private Real Estate Feeder Investment Trust No.1 (*3)	Securities investment and others	99.9	99.9	Korea	March 31
JB Airline Private Placement Investment Trust No.8 (*3)	Securities investment and others	97.0	97.0	Korea	March 31
Kiwoom Harmony Private Placement Investment Trust No. 2 (*3)	Securities investment and others	97.2	97.1	Korea	March 31
Kiwoom Harmony Private Placement Investment Trust No. 1 (*3)	Securities investment and others	97.2	97.2	Korea	March 31
Kiwoom Frontier Private Investment Trust No.23[Bond] (*3)	Securities investment and others	99.8	99.8	Korea	March 31
Principal Guaranteed Trust (*4)	Trust	0.0	0.0	Korea	March 31
Principal and Interest Guaranteed Trust (*4)	Trust	0.0	0.0	Korea	March 31
Held by Multi Asset Global Real Estate Investment Trust No. 5-2 MAGI No.5 LuxCo S.a.r.l.	Asset securitization	54.6	54.6	Luxembourg	March 31
Held by MAGI No.5 LuxCo S.a.r.l. ADP 16 Brussels	Asset securitization	100	100	Belgium	March 31
Held by Woori Card Co., Ltd.
TUTU Finance –WCI Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	March 31
PT Woori Finance Indonesia Tbk.	Finance	84.5	82.0	Indonesia	March 31
Woori Card 2019-1 Securitization Specialty Co., Ltd. (*2)(*5)	Asset securitization	—	0.5	Korea	March 31
Woori Card 2020-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	March 31
Woori Card 2021-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	March 31
Woori Card 2022-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	March 31
Woori Card 2022-2 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	March 31
Woori Card 2023-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	March 31
Held by Woori Financial Capital Co., Ltd.
Specified Money Market Trust	Trust	100.0	100.0	Korea	March 31
Held by Woori Investment Bank Co., Ltd.
Seari Second Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
Namjong 1st Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
Bukgeum First Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
Bukgeum Second Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WS1909 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WS2003 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WJ2008 Securitization Specialty Co., Ltd. (*5)	Asset securitization	—	5.0	Korea	March 31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

Subsidiaries	Main business	Percentage of ownership (%)		Location	Financial statements date of use
		March 31, 2023	December 31, 2022
WS2006 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WH2103 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WN2103 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WH2106 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
Held by Woori Asset Management Corp.
Woori China Convertible Bond Hedging feeder Investment Trust H (debt-oriented hybrid) (*3)	Securities investment and others	86.1	88.0	Korea	March 31
Woori Together TDF 2035 (*3)	Securities investment and others	56.3	57.1	Korea	March 31
Woori Together TDF 2040 (*3)	Securities investment and others	57.8	58.3	Korea	March 31
Woori Together TDF 2045 (*3)	Securities investment and others	68.5	69.3	Korea	March 31
Woori Together TDF 2050 (*3)	Securities investment and others	65.5	66.3	Korea	March 31
Woori Franklin Technology Master Fund (USD) (*3) (*8)	Securities investment and others	93.6	91.1	Korea	March 31
Woori Franklin Technology Feeder Fund (H) (*3)	Securities investment and others	69.5	71.8	Korea	March 31
Woori Together OCIO Target Return Master fund (*3) (*8)	Securities investment and others	100.0	100.0	Korea	March 31
Woori Together OCIO Target Return Feeder fund (*3)	Securities investment and others	76.1	81.2	Korea	March 31
Woori High Graded Bond Target Return Fund 1 (*3)	Securities investment and others	77.0	77.0	Korea	March 31
Woori Multi Return Private Equity 2(*3)	Securities investment and others	30.9	30.9	Korea	March 31
Held by Woori Financial F&I Co., Ltd.
WI2203 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WM2203 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WNI2206 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WI2209 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WN2212 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WK2212 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
Held by Woori Venture Partners Co., Ltd.
Woori Venture Partners US	Other financial services	100.0	—	America	March 31
Held by Woori Financial Capital Co., Ltd., Woori Private Equity Asset Management Co., Ltd. and Woori Investment Bank Co., Ltd. (*6)
Japanese Hotel Real Estate Private Equity Fund 1 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Held by Woori Global Asset Management Co., Ltd.
Woori G Global Multi Asset Income Private Placement Investment Trust_Class Cs (*3)	Securities investment and others	35.6	37.9	Korea	March 31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

Subsidiaries	Main business	Percentage of ownership (%)		Location	Financial statements date of use
		March 31, 2023	December 31, 2022
Woori G Happy Retirement Lifetime Income TIF Mixed Asset Investment Trust[FoF] C(Y) (*3)	Securities investment and others	99.3	99.3	Korea	March 31
Held by Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Bank Co., Ltd., Woori Savings Bank and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori Innovative Growth Professional Investment Type Private Investment Trust No.1 (*3)	Securities investment and others	90.0	90.0	Korea	March 31
Held by Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Bank Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori Innovative Growth Professional Investment Type Private Investment Trust No.2 (*3)	Securities investment and others	85.0	85.0	Korea	March 31
Woori Innovative Growth New Deal Private Investment Trust No.3 (*3)	Securities investment and others	94.3	94.3	Korea	March 31
Held by Woori Bank, Woori Financial Capital Co., Ltd., and Woori Investment Bank Co., Ltd. (*6)
Woori G GP Commitment Loan General Type Private Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Woori G Equity Bridge Loan General Type Private Investment Trust No.1 (*3)	Securities investment and others	80.0	80.0	Korea	March 31
Woori G GP Commitment Loan General Type Private Investment Trust No.2 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Held by Woori Bank, Woori Financial Capital Co., Ltd., and Woori Global Asset Management Co., Ltd. (*6)
Woori G New Deal (Infrastructure) Policy Fund No.1(*3)	Securities investment and others	70.0	70.0	Korea	March 31
Held by Woori bank and Woori Investment Bank Co., Ltd. (*6)
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Woori G NorthAmerica Infra Private Placement Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Woori G Infrastructure New Deal Specialized Investment Private Equity Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Woori G General Type Private Real Estate Investment Trust No.2 (*3)	Securities investment and others	30.1	30.1	Korea	March 31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

Subsidiaries	Main business	Percentage of ownership (%)		Location	Financial statements date of use
		March 31, 2023	December 31, 2022
Woori G ESG Infrastructure Development General Type Private Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Held by Woori bank (*6)
Woori G WooriBank Partners General Type Private Investment Trust No.1 (*3)	Securities investment and others	92.6	92.6	Korea	March 31
Woori G General Type Private Real Estate Investment Trust No.1 (*3)	Securities investment and others	80.0	80.0	Korea	March 31
Woori G Global Mid-market Secondary General Type Private Investment Trust No.1 (EUR) (*3)	Securities investment and others	80.0	80.0	Korea	March 31
Woori G Woori Bank Partners Professional Type Private Investment Trust No. 2 (*3)	Securities investment and others	90.9	90.9	Korea	March 31
Woori G General Type Private Real Estate Investment Trust No.5 (*3)	Securities investment and others	86.8	86.8	Korea	March 31
Woori G Senior Loan General Type Private Investment Trust No.2 (*3)	Securities investment and others	50.0	50.0	Korea	March 31
Woori G Government Bond MMF C/I (*3)	Securities investment and others	36.0	46.0	Korea	March 31
Held by Woori Bank and Woori Financial Capital Co., Ltd. (*6)
Woori G Renewable New Deal Fund No.1 (*3)	Securities investment and others	60.0	60.0	Korea	March 31
Woori G Equity Investment General Type Private Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Woori Busan Logistics Infra Private Placement Special Asset Investment Trust (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Held by Woori Financial Capital Co., Ltd. (*6)					March 31
Woori G Japan Private Placement Real Estate Feeder Investment Trust No.1-1 (*3)	Securities investment and others	63.2	63.2	Korea	March 31
Held by Woori Bank, Woori Card Co., Woori Financial Capital Co., Ltd. and Woori Investment Bank Co., Ltd. (*6)
Woori FG Digital Investment Fund 1st (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Held by Woori G Japan Private Placement Real Estate Feeder Investment Trust No.1-1 and Woori G Japan Investment Trust No. 1-2(*6)
Woori G Japan Private Placement Real Estate Master Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Held by Woori Financial Capital Co., Ltd. and Woori Investment Bank Co., Ltd. (*6)
Woori G Japan Private Placement Real Estate Master Investment Trust No.2-1 (*3)	Securities investment and others	100.0	100.0	Korea	March 31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

Subsidiaries	Main business	Percentage of ownership (%)		Location	Financial statements date of use
		March 31, 2023	December 31, 2022
Held by Woori G Japan Private Placement Real Estate Master Investment Trust No.1 and Woori G Japan Private Placement Real Estate Master Investment Trust No.2-1 (*6)
Woori G Japan Private Placement Real Estate Master Investment Trust No.2 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Held by Woori G Japan Private Placement Real Estate Master Investment Trust No.1
GK OK Chatan (*3)	Other financial services	99.9	99.9	Japan	January 31 (*9)
Held by Woori G Japan Blind General Type Private Real Estate Feeder Investment Trust No.1 (*6)
Woori G Private Placement Investment Trust No. 3 (*3)	Securities investment and others	76.5	76.5	Korea	March 31
Held by Woori G Private Placement Investment Trust No. 3
GK Woorido (*3)	Other financial services	100.0	100.0	Japan	March 31
Held by Woori G Infrastructure New Deal General Type Private Investment Trust (*6)
Woori Seoul- Chuncheon Highway Private Placement Special Asset Investment Trust No.1 (*3)	Securities investment and others	48.0	48.0	Korea	March 31

(*1)	Additional investment of Woori Asset Management Corp. And newly investment of Woori Venture Partners occurred during the three-month periods ended March 31.
(*2)

The entity is a structured entity for the purpose of asset securitization. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*3)

The entity is a structured entity for the purpose of investment in securities. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*4)

The entity is a ‘money trust’ under the Financial Investment Services and Capital Markets Act. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*5)	Companies are excluded from the consolidation as of March 31, 2023
(*6)

Determined that the Group controls the investees, considering the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns, by two or more subsidiaries’ investment or operation.

(*7)

The Russia – Ukraine conflict has been escalated in February 2022, and international sanctions were imposed on Russia. Due to the sanctions, the lack of liquidity in the Russian foreign exchange market as well as the significant decline in value of the Rubles and the decline in value of Russian companies’ securities are in progress. As a result, the Group may experience situations such as a decrease in value of financial assets or operating assets owned by the Group regarding the conflict, an increase in receivable payment terms, limitation to transfer funds, decrease in the profit. As of March 31, 2023, the Group expects such conflict and sanctions would have financial impacts on the business of AO Woori Bank, one of the subsidiaries, in the future. However, the Group cannot reasonably predict the financial impacts because it is very uncertain to estimate the impact on the Group’s financial position and business performance.

(*8)	As a master-feeder fund, it is the percentage of the feeder fund’s ownership in the master fund.
(*9)	As the financial statements for the end of the reporting period were not available, the most recent financial statements available from the date of settlement were used.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

(2)	The Group has not consolidated the following entities as of March 31, 2023 and December 31, 2022 despite having more than 50% ownership interest:

	As of March 31, 2023
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*1)	Korea	Securities Investment	57.6
Kiwoom Yonsei Private Equity Investment Trust (*1)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*2)	Korea	Securities Investment	97.8
IGIS Global Private Placement Real Estate Fund No. 148-1 (*1)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*1)	Korea	Securities Investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*1)	Korea	Securities Investment	66.7
Hangkang Sewage Treatment Plant Fund (*1)	Korea	Securities Investment	55.6
Korea Investment Pocheon Hwado Expressway Professional Investment Fund (*1)	Korea	Securities Investment	55.2
Midas Global Private Placement Real Estate Investment Trust No. 7-2 (*1)	Korea	Securities Investment	58.3
Together-Korea Government Private Pool Private Securities Investment Trust No.3 (*3)	Korea	Securities Investment	100.0
INMARK France Private Placement Investment Trust No. 18-1 (*1)	Korea	Securities Investment	93.8
Kiwoom Vibrato Private Placement Investment Trust 1-W(EUR) (*2)	Korea	Securities Investment	99.5
KOTAM Global Infra Private Fund 1-4 (*2)	Korea	Securities Investment	99.7
UBSHana Class 1 Special Asset Investment Trust 3 Class C 2 (*1)	Korea	Securities Investment	51.0
Consus GyeongJu Green Specialized Private Special Asset Investment Trust 1 (*1)	Korea	Securities Investment	50.0
Kiwoom Harmony Private Placement Investment Trust No. 3 (*1)	Korea	Securities Investment	77.4
Consus Solar Energy Private Placement Investment Truns No.1(*1)	Korea	Securities Investment	50.0
IGIS ESG General Private Investment Trust No.1(*1)	Korea	Securities Investment	60.0
Kiwoom Aurora Geneal Type Private Placement Investment Trust No. 2(*1)	Korea	Securities Investment	60.0
NH-Amundi WSCP VIII Private Fund 2 (*1)	Korea	Securities Investment	65.2
AI Partners Global Infrastructure Specialized Privately Placed Feeder Fund Trust No. 2 (*2)	Korea	Securities Investment	100.0
Hangang new deal infra BTL fund 4 (HNBF4) (*1)	Korea	Securities Investment	60.0
Glenwood Private Equity No.3(*1)	Korea	Securities Investment	55.6
Rifa Qualified Investors Private Real Estate Investment Trust No.40 (*2)	Korea	Securities Investment	55.0

(*1)

The Group does not have power over the discretionary fund because the fund manager has the sole authority to decide the relevant activities of the investee. The fund manager’s delegated power is exercised not only for the Group, but also for other investors as well. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*2)

The Group does not have power over the fund of funds because the Group cannot decide the relevant activities of the fund through the related contract. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*3)

The Group does not have power over the stock market stabilization fund as the fund’s relevant activities are determined by the management committee, over which the Group does not have substantial control. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

	As of December 31, 2022
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*1)	Korea	Securities Investment	57.6
Kiwoom Yonsei Private Equity Investment Trust (*1)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*2)	Korea	Securities Investment	97.8
IGIS Global Private Placement Real Estate Fund No. 148-1 (*1)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*1)	Korea	Securities Investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*1)	Korea	Securities Investment	66.7
Hangkang Sewage Treatment Plant Fund (*1)	Korea	Securities Investment	55.6
Korea Investment Pocheon Hwado Expressway Professional Investment Fund (*1)	Korea	Securities Investment	55.2
Midas Global Private Placement Real Estate Investment Trust No. 7-2 (*1)	Korea	Securities Investment	58.3
Together-Korea Government Private Pool Private Securities Investment Trust No.3 (*3)	Korea	Securities Investment	100.0
INMARK France Private Placement Investment Trust No. 18-1 (*1)	Korea	Securities Investment	93.8
Kiwoom Vibrato Private Placement Investment Trust 1-W(EUR) (*2)	Korea	Securities Investment	99.5
KOTAM Global Infra Private Fund 1-4 (*2)	Korea	Securities Investment	99.7
UBSHana Class 1 Special Asset Investment Trust 3 Class C 2 (*1)	Korea	Securities Investment	51.0

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

	As of December 31, 2022
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Consus GyeongJu Green Specialized Private Special Asset Investment Trust 1 (*1)	Korea	Securities Investment	50.0
Kiwoom Harmony Private Placement Investment Trust No. 3 (*1)	Korea	Securities Investment	77.4
Consus Solar Energy Private Placement Investment Truns No.1(*1)	Korea	Securities Investment	50.0
IGIS ESG General Private Investment Trust No.1(*1)	Korea	Securities Investment	60.0
Kiwoom Aurora Geneal Type Private Placement Investment Trust No. 2(*1)	Korea	Securities Investment	60.0
NH-Amundi WSCP VIII Private Fund 2 (*1)	Korea	Securities Investment	65.2
AI Partners Global Infrastructure Specialized Privately Placed Feeder Fund Trust No. 2 (*2)	Korea	Securities Investment	100.0
Hangang new deal infra BTL fund 4 (HNBF4) (*1)	Korea	Securities Investment	60.0
Rifa Qualified Investors Private Real Estate Investment Trust No.40 (*2)	Korea	Securities Investment	55.0

(*1)

The Group does not have power over the discretionary fund because the fund manager has the sole authority to decide the relevant activities of the investee. The fund manager’s delegated power is exercised not only for the Group, but also for other investors as well. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*2)

The Group does not have power over the fund of funds because the Group cannot decide the relevant activities of the fund through the related contract. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*3)

The Group does not have power over the stock market stabilization fund as the fund’s relevant activities are determined by the management committee, over which the Group does not have substantial control. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

(3)

The summarized financial information of the major subsidiaries are as follows. The financial information of each subsidiary was prepared on the basis of consolidated financial statements. (Unit: Korean Won in millions):

	As of March 31, 2023		For the three-month period ended March 31, 2023
Subsidiaries	Assets	Liabilities	Operating revenue	Net income(loss) attributable to owners	Comprehensive income(loss) attributable to owners
Woori Bank	441,112,879	415,507,698	11,468,014	861,713	1,229,679
Woori Card Co., Ltd.	15,987,931	13,570,227	547,114	45,660	35,404
Woori Financial Capital Co., Ltd.	12,037,681	10,497,048	375,605	39,224	38,803
Woori Investment Bank Co., Ltd.	5,800,284	5,137,602	120,187	8,008	8,006
Woori Asset Trust Co., Ltd.	326,239	82,237	33,227	17,660	17,622
Woori Savings Bank	1,574,438	1,353,274	30,885	(7,269)	(7,269)
Woori Financial F&I Co., Ltd.	322,090	120,636	5,229	875	875
Woori Asset Management Corp.	224,541	99,226	12,249	2,475	2,494
Woori Venture Partners Co., Ltd.(*)	314,216	29,080	—	—	—
Woori Global Asset Management Co., Ltd.	35,292	7,530	3,639	(136)	(136)
Woori Private Equity Asset Management Co., Ltd.	94,648	4,522	2,456	384	363
Woori Credit Information Co., Ltd.	42,393	8,534	10,390	803	803
Woori Fund Service Co., Ltd.	25,048	2,932	4,156	887	887
Woori FIS Co., Ltd.	103,877	52,268	84,735	(5,624)	(5,863)
Woori Finance Research Institute Co., Ltd.	6,289	2,462	1,721	(12)	(25)

(*)	Additional investment occurred and added it as a consolidated subsidiary during the three-month periods ended March 31, 2023.

	As of December 31, 2022		For the three-month period ended March 31, 2022
Subsidiaries	Assets	Liabilities	Operating revenue	Net income(loss) attributable to owners	Comprehensive income(loss) attributable to owners
Woori Bank	443,340,979	417,583,793	8,095,263	716,423	579,446
Woori Card Co., Ltd.	16,118,967	13,692,456	453,010	85,536	94,688
Woori Financial Capital Co., Ltd.	12,581,473	11,040,754	291,908	49,127	50,180
Woori Investment Bank Co., Ltd.	5,657,191	4,982,410	93,943	19,989	19,974
Woori Asset Trust Co., Ltd.	322,098	94,573	35,375	20,684	20,677
Woori Savings Bank	1,786,495	1,556,679	25,502	6,025	6,025
Woori Asset Management Corp.	185,389	62,568	7,178	688	688
Woori Financial F&I Co., Ltd.	336,141	135,562	314	(302)	(302)
Woori Credit Information Co., Ltd.	42,832	9,240	8,717	163	163
Woori Fund Service Co., Ltd.	25,094	2,691	4,087	1,082	1,082
Woori Private Equity Asset Management Co., Ltd.	94,434	4,672	1,323	145	141
Woori Global Asset Management Co., Ltd.	34,988	7,090	2,707	(91)	(91)
Woori FIS Co., Ltd.	112,117	54,645	69,492	(4,064)	(4,163)
Woori Finance Research Institute Co., Ltd.	6,456	2,604	1,607	(7)	(8)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

(4)	The financial support that the Group provides to consolidated structured entities is as follows:

-	Structured entity for asset securitization

The structured entity which is established for the purpose of securitization of project financing loans, corporate bonds, and other financial assets. The Group is involved with the structured entity through provision of credit facility over asset-backed commercial papers issued by the entity, originating loans directly to the structured entity, or purchasing 100% of the subordinated debts issued by the structured entity.

-	Structured entity for the investments in securities

The structured entity is established for the purpose of investments in securities. The Group acquires beneficiary certificates through its contribution of funding to the structured entity by the Group, and it is exposed to the risk that it may not be able to recover its fund depending on the result of investment performance of asset managers of the structured entity.

-	Money trust under the Financial Investment Services and Capital Markets Act

The Group provides with financial guarantee of principal and interest or solely principal to some of its trust products. Due to the financial guarantees, the Group may be obliged when the principal and interest or principal of the trust product sold is short of the guaranteed amount depending on the result of investment performance of the trust product.

As of March 31, 2023 and December 31, 2022, the Group provides 2,625,867 million Won and 231,309 million Won of credit facilities, respectively, for the structured entities mentioned above. As of March 31, 2023 and December 31, 2022, the purchase commitment amounts to 2,502,395 million Won and 2,545,164 million Won, respectively.

(5)

The Group has entered into various agreements with structured entities such as asset securitization, structured finance, investment fund, and trust contract. The characteristics of interests and the nature of risks related to unconsolidated structured entities over which the Group does not have control in accordance with K-IFRS 1110 are as follows:

The interests in unconsolidated structured entities that the Group hold are classified into asset securitization, structured finance, investment fund and real-estate trust, based on the nature and the purpose of each structured entity.

Unconsolidated structured entities classified as ‘asset securitization’ are entities that issue asset-backed securities, pay the principal and interest or distributes dividends on asset-backed securities through borrowings or profits from the management, operation and sale of securitized assets. The Group has been purchasing commitments of asset-backed securities or issuing asset-backed securities through credit grants, and recognizes related interest or fee revenue. There are entities that provide additional funding and conditional debt acquisition commitments before the Group’s financial support, but the Group is still exposed to losses arising from the purchase of financial assets issued by the structured entities when it fails to renew the securities.

Unconsolidated structured entities classified as ‘structured finance’ include real estate project financing investment vehicle, social overhead capital companies, and special purpose companies for ship (aircraft) financing. Each entity is incorporated as a separate company with a limited purpose in order to efficiently pursue business goals and the fund is raised by equity investment or loans from financial institutions and participating institutions. ‘Structured financing’ is a financing method for large-scale risky business, with investments made based on feasibility of the specific business or project, instead of credit of business owner or physical collaterals. The investors receive profits from the operation of the business. The Group recognizes interest revenue, profit or loss from assessment or transactions of financial instruments, or dividend income. With regard to uncertainties involving structured financing, there are entities that provide financial support such as additional fund, guarantees and prioritized credit grants prior to the Group’s intervention, but the Group is exposed to possible losses due to loss of principal from reduction in investment value or irrecoverable loans arising from failure to collect scheduled cash flows and cessation of projects.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

Unconsolidated structured entities classified as ‘investment funds’ include investment trusts and private equity funds. An investment trust orders the investment and operation of funds to the trust manager in accordance with trust contract with profits distributed to the investors. Private equity funds finances money required to acquire equity securities to enable direction of management and/or improvement of ownership structure, with profit distributed to the investors. The Group recognizes pro rata amount of dividend income as an investor in the same way as ‘structured finance’, and may be exposed to losses due to reduction in investment value. Investments in MMF(Money Market Funds) as of March 31, 2023 and December 31, 2022 are 955,947 million Won and 875,470 million Won, respectively, and there is no additional commitments for MMF.

‘Real estate trust’ is to be entrusted the underlying property for the purpose of managing, disposing, operating or developing from the consignor who owns the property and distributes the proceeds achieved through the trust to the beneficiary. When the consignee does not fulfill his or her important obligations in the trust contract or it is, in fact, difficult to run the business, the Group may be exposed to the threat of compensating the loss.

The total assets of the unconsolidated structured entity held by the Group, the carrying amount of the items recognized in the consolidated financial statements, the maximum loss exposure, and the losses from the unconsolidated structured entity are as follows. The maximum loss exposure includes the amount of investment recognized in the consolidated financial statements and the amount that is likely to be confirmed in the future when satisfies certain conditions by contracts such as purchase commitments, credit offerings.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

	(unit : Korean Won in millions))
	March 31, 2023
	Asset securitization	Structured Finance	Investment Fund	Real-estate trust
Total asset of the unconsolidated structured entities	13,744,109	93,934,292	131,999,055	1,461,781
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	7,967,012	5,666,317	5,918,632	46,919
Financial assets at FVTPL	272,878	108,308	5,461,815	10,321
Financial assets at FVTOCI	2,757,307	45,735	—	—
Financial assets at amortized cost	4,936,827	5,512,227	31,186	36,598
Investments in joint ventures and associates	—	—	423,266	—
Derivative assets	—	47	2,365	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	1,025	5,170	1,277	5,601
Derivative liabilities	435	3,117	1,277	—
Other liabilities (provisions)	590	2,053	—	5,601
The maximum exposure to risks	8,091,939	6,493,698	9,800,004	101,959
Investment assets	7,967,012	5,666,317	5,918,632	46,919
Purchase commitment	—	—	3,880,472	—
Credit offerings and others	124,927	827,381	900	55,040
Loss recognized on unconsolidated structured entities	2	12,804	13,222	238

	(unit : Korean Won in millions))
	December 31, 2022
	Asset securitization	Structured Finance	Investment Fund	Real-estate trust
Total asset of the unconsolidated structured entities	14,856,750	82,724,618	132,264,383	1,316,930
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	8,051,144	5,537,836	4,964,712	40,073
Financial assets at FVTPL	258,552	6,642	4,397,416	10,480
Financial assets at FVTOCI	3,213,331	45,735	—	—
Financial assets at amortized cost	4,579,261	5,485,336	31,124	29,593
Investments in joint ventures and associates	—	—	535,427	—
Derivative assets	—	123	745	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	824	6,606	2,091	5,760
Derivative liabilities	729	4,975	2,091	—
Other liabilities (provisions)	95	1,631	—	5,760
The maximum exposure to risks	8,153,111	6,086,831	9,322,308	92,856
Investment assets	8,051,144	5,537,836	4,964,712	40,073
Purchase commitment	—	—	4,352,518	—
Credit offerings and others	101,967	548,995	5,078	52,783
Loss recognized on unconsolidated structured entities	—	17,388	113,976	1,040

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

(6)

As of March 31, 2023 and December 31, 2022, the share of non-controlling interests on the net income and equity of subsidiaries in which non-controlling interests are significant are as follows (Unit: Korean Won in millions):

1)	Accumulated non-controlling interests at the end of the reporting period

	March 31, 2023	December 31, 2022
Woori Bank (*1)	2,344,816	2,344,816
Woori Investment Bank Co., Ltd.	278,322	283,221
Woori Asset Trust Co., Ltd.(*2)	12,045	78,434
Woori Asset Management Corp	34,713	34,073
Woori Venture Partners Co., Ltd.	138,478	—
PT Bank Woori Saudara Indonesia 1906 Tbk	101,394	92,118
Wealth Development Bank	22,339	20,759
PT Woori Finance Indonesia Tbk.	13,779	13,964

(*1)	Hybrid securities issued by Woori Bank
(*2)	The non-controlling interests decreased by KRW 71,240 million accordance with additional investment during the three-month periods ended March 31, 2023.

2)	Net income attributable to non-controlling interests

	For the three-month periods ended March 31
	2023	2022
Woori Bank (*)	19,968	15,399
Woori Investment Bank Co., Ltd.	3,404	8,355
Woori Asset Trust Co., Ltd.	5,229	6,318
Woori Asset Management Corp	635	222
PT Bank Woori Saudara Indonesia 1906 Tbk	2,997	2,926
Wealth Development Bank	413	55
PT Woori Finance Indonesia Tbk.	280	—

(*)	Distribution of the hybrid securities issued by Woori Bank

3)	Dividends to non-controlling interests

	For the three-month periods ended March 31
	2023	2022
Woori Bank (*)	19,968	15,399
Woori Investment Bank Co., Ltd.	8,302	7,220
Woori Asset Trust Co., Ltd	365	365
PT Bank Woori Saudara Indonesia 1906 Tbk	2,802	2,330

(*)	Distribution of the hybrid securities issued by Woori Bank

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

The Group maintains its accounting records in Korean Won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (K-IFRS). The accompanying consolidated interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements. The Group’s condensed consolidated interim financial statements are condensed interim financial statements prepared in applying International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) 1034 Interim Finance Reporting for some of periods in which the annual consolidated financial statements belong. It is necessary to use the Group’s annual consolidated financial statements for the year ended December 31, 2022 for understanding of the accompanying condensed consolidated interim financial statements.

(1)	From the accounting period beginning on January 1, 2023, the Group has newly applied the following standards and interpretations.

1)	Amendments to K-IFRS 1001 ‘Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements’ - Disclosure of Accounting Policy

‘IFRS Practice Statement 2’ has been amended to define and disclose important accounting policies and to provide guidance on how to apply the concept of importance. The Group does not expect that these amendments have a significant impact on the financial statements.

2)	Amendments to K-IFRS 1008 ‘Accounting Policies, Changes in Accounting Estimates and Errors’ - Definition of Accounting Estimates

The amendments have defined accounting estimates and clarified how to distinguish them from changes in accounting policies. The Group does not expect that these amendments have a significant impact on the financial statements.

3)	Amendments to K-IFRS 1001 ‘Presentation of Financial Statements’ - Disclosure of valuation gains or losses on financial liabilities with condition to adjust exercise price

The amendments require disclosure of valuation gains or losses (limited to those recognized in the profit or loss) of the conversion options or warrants (or financial liabilities including them), if all or part of the financial instrument with exercise price that is adjusted depending on the issuer’s share price change is classified as financial liability as defined in paragraph 11 (2) of K-IFRS 1032. The Group does not expect that these amendments have a significant impact on the financial statements.

4)	Amendments to K-IFRS 1012 ‘Income Taxes’ - deferred tax related to assets and liabilities arising from a single transaction

Additional phrase ‘the temporary difference to be added and the temporary difference to be deducted do not occur in the same amount’ has been added to initial recognition exception for a transaction in which an asset or liability is initially recognized. The Group does not expect that these amendments have a significant impact on the financial statements.

(2)

The details of K-IFRSs that have been issued and published as of March 31, 2023 but have not yet reached the effective date, and which the Group have not been early adopted by the Group are as follows:

1)	Amendments to K-IFRS 1001 ‘Presentation of Financial Statements’ – Classification of Liabilities as Current or Non-current

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability include the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2024, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

The above enacted or amended standards will not have a significant impact on the Group.

(3)

Significant accounting policies and method of computation used in the preparation of the condensed interim financial statements are consistent with those of the annual financial statements for the year ended December 31, 2022, except for the one described below.

-	Income tax expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate is applied to the pre-tax income.

(4)	K-IFRS 1107 ‘Statement of cash flow’ - Cash and cash equivalents

The Group did not classify deposits with restrictions under relevant regulations, such as reserve deposits, as cash and cash equivalents. However, in accordance of the IFRS Interpretation Committee’s agenda decision in April 2022 ‘Demand deposits restricted on use under contracts with third parties’ and reply to IFRS inquiries ‘whether the reserve deposit should be classified as cash and cash equivalents’ the policy was changed to classifying the reserve deposits with restrictions under relevant regulations which meet the criteria of demand deposits as cash and cash equivalent and applied the modification retrospectively.

The impact of this change in accounting policy is as follows:

a)	Impact on the statements of financial position

March 31, 2022
Increase in cash and cash equivalents	17,369,704
Decrease in loans and other financial assets at amortized cost	(17,369,704)

b)	Impact on the statements of cash flow

March 31, 2022
Increase in cash flows from operating activities	4,300,425
Increase in exchange rate changes on cash and cash equivalents denominated in foreign currencies	22,024
Net increase in cash and cash equivalents	4,300,425
Increase in cash and cash equivalents, as of January 31, 2021	13,047,255
Increase in cash and cash equivalents, as of March 31, 2022	17,369,704

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

Significant accounting estimates and assumptions are continuously evaluated based on a number of factors, including historical experience and expectations of future events that are considered reasonably probable. Accounting estimates calculated based on these definitions may not match actual results. The accounting estimates and assumptions that include a significant risk of materially changing the carrying amounts of assets and liabilities currently recognized in the following accounting period are as follows.

The South Korean government is implementing support measures such as loan deferment to alleviate the negative impact of COVID-19. The Group judged that the credit risk of loans affected by the loan deferment has increased significantly, evaluated that there is a high possibility of default, and will continue to evaluate the adequacy of future outlook information related to the economic impact of COVID-19.

<Woori Bank>

Woori Bank’s total loans (loan receivables, payment guarantees) that are subject to loan deferment and interest deferment, total loans that changed its stage from 12-month to lifetime expected credit losses (Stage 2), and the expected credit loss allowances recognized additionally are as follows. (Unit: Korean Won in millions):

				March 31, 2023	December 31, 2022
Total loans that changed its stage from 12-month to lifetime (Stage 2) expected credit losses	Loan deferment	Loans	Corporate	1,645,706	1,774,717
			Retail	156,218	169,851
		Off-balance accounts		2,763	2,392

		Total		1,804,687	1,946,960

Total loans (loan receivables, payment guarantees) that are subject to loan deferment and interest deferment	Loan deferment	Loan	Corporate	1,812,088	1,958,133
			Retail	198,541	216,487
		Off-balance accounts		2,763	2,392

		Total		2,013,392	2,177,012

The expected credit loss allowances that be additionally recognized	Loan deferment	Loan	Corporate	279,773	312,054
			Retail	11,686	12,643
		Off-balance accounts		426	317

		Total		291,885	325,014

In addition, as of March 31, 2023 and December 31, 2022, the Group applied the overlay in consideration of the potential for insolvency due to market interest rate hikes and the increase in economic uncertainty due to the prolonged spread of COVID-19 when forecasting the future economy.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

As of March 31, 2023 and December 31, 2022, the monetary effect of the provision for expected credit loss due to the application of the forecast of future economic conditions overlay is as follows. (Unit: Korean Won in millions):

	March 31, 2023	December 31, 2022
Corporate	232,027	347,752
Retail	16,091	16,252

Total	248,118	364,004

(*)	The additional expected credit loss provisions for the total credit (internal and external).

<Woori Card>

Woori Card Co., Ltd. determined that the credit risk of obligors receiving financial support due to COVID-19 significantly increased, and transferred the loss allowance at the amount equivalent to lifetime expected credit loss. As of March 31, 2023, the amortized cost measurement financial assets of the borrower subject to loan deferment and interest deferment are KRW 6,613 million, and the accumulated expected credit loss allowance recognized as of the end of the current term is KRW 176 million.

<Woori Financial Capital Co., Ltd.>

Woori Financial Capital Co., Ltd. determined that the credit risk of obligors receiving financial support due to COVID-19 significantly increased, and evaluated that the possibility of default is high. As a result, as of March 31, 2023, the amortized cost of a financial asset of the obligors subject to loan deferment and interest deferment due to COVID-19 amounts to 45,216 million Won, and the expected credit loss provisions recognized in relation to them are 10,178 million Won.

Management shall make judgments, estimates and assumptions that affect the application of accounting policies and application of assets, liabilities and revenues and expenses in preparing condensed consolidated interim financial statements. Therefore, the actual results may differ from these estimates.

The significant judgements by the management on accounting policies and the main sources of estimation uncertainty for preparing condensed consolidated interim financial statements, unless otherwise stated, are identical to ones used in the Group’s annual separate financial statements for the year ended December 31, 2022.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

4.	RISK MANAGEMENT

The Group is exposed to various risks that may arise from its operating activities and the main types of risks are credit risk, market risk, liquidity risk and etc. The Risk Management Department analyze and assess the level of complex risks in order to manage the risks and the risk management standards such as policies, regulations, management systems and decision-making have been established and operated for sound management of the Group.

The risk management organization is operated by Risk Management Committee, Chief Risk Officer(CRO), and Risk Management Department. The Board of Directors operates a Risk Management Committee comprised of outside directors for professional risk management. The Risk Management Committee plays a role as the top decision-making body in risk management by establishing basic policies for risk management that are in line with the Group’s management strategy and determining the risk level that the Group is willing to take.

The Chief Risk Officer (CRO) assists the Risk Management Committee and operates a Group Risk Management Council comprised of risk management managers of subsidiaries to periodically check and improve the risk burden of external environments and the Group. The risk management department is independent and is in charge of risk management of the Group. It also supports reporting and decision-making of key risk-related issues.

(1)	Credit risk

Credit risk represents the potential financial losses that may incur in the future when the counterparty refuses to fulfill or lost the ability to fulfill its contractual obligations. The goal of credit risk management is to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

To measure credit risk, the Group considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty, the related default exposure and loss given default. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit rating, other than quantitative methods utilizing financial statements and others, and assessor’s judgement, the Group utilizes credit rating derived using statistical methods.

In order to manage credit risk limit, the Group calculates and manages appropriate credit limit for each co-obligor, company, and industry when handling loans through co-obligor management, total exposure management, portfolio management, etc.

The Group mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and purchase of credit derivatives that have low correlation with the obligor’s credit status. The Group has adopted the entrapment method to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Group regularly performs a revaluation of collateral reflecting such credit risk mitigation.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

2)	Measurement of expected credit loss

K-IFRS 1109 requires entities to measure loss allowance equal to 12-month expected credit losses or lifetime expected credit losses after classifying financial assets into one of the three stages, depends on the degree of increase in credit risk since their initial recognition.

Classification	Stage 1	Stage 2	Stage 3

Definition	No significant increase in credit risk after initial recognition (*)	Significant increase in credit risk after initial recognition	Credit- impaired

Loss allowance	12-month expected credit losses:	Lifetime expected credit losses:
	Expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date	Expected credit losses that result from all possible default events over the life of the financial instrument

(*)	If the financial instrument has low credit risk at the end of the reporting period, the Group may assume that the credit risk has not increased significantly since initial recognition.

Loss allowance under credit impairment model is measured as the cumulative change in lifetime expected credit loss since initial recognition.

At the end of each reporting period the Group assesses whether credit risk has significantly been increased since the date of initial recognition. The Group assesses whether the credit risk has increased significantly since initial recognition by using credit rating, asset quality level, early warning system, days past due and others. For financial assets whose contractual cash flows have been modified, the Group assesses whether there is a significant increase in credit risk on the same basis.

The Group performs the below assessment to both corporate and retail exposures, and indicators of significant increase in credit risk are as follows:

Corporate Exposures	Retail Exposures

Asset quality level ‘Precautionary’ or lower	Asset quality level ‘Precautionary’ or lower

More than 30 days past due	More than 30 days past due

‘Warning’ level in early warning system	Significant decrease in credit rating(*)

Debtor experiencing financial difficulties (Capital impairment, Adverse opinion or Disclaimer of opinion by external auditors)	Loan deferment and interest deferment

Significant decrease in credit rating (*)	Interest deferment

Loan deferment and interest deferment

Interest deferment

(*)	The Group has applied the below indicators of significant decrease in credit rating since initial recognition as follows, and the estimation method is regularly being monitored.

	Credit rating	Significant increased indicator of the credit rating

Corporate	AAA ~ A+	More than or equal to 4 steps
	A- ~ BBB	More than or equal to 3 steps
	BBB- ~ BB+	More than or equal to 2 steps
	BB ~ BB-	More than or equal to 1 step

Retail	1 ~ 3	More than or equal to 3 steps
	4 ~ 5	More than or equal to 2 steps
	6 ~ 10	More than or equal to 1 step

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

The Group determined that there is no significant increase in credit risk after initial recognition for debt securities, etc. with a credit rating of A + or higher, which are deemed to have low credit risk at the end of the reporting period.

The Group concludes that credit is impaired when financial assets are under conditions stated below:

-	When principal and interest of loan is overdue for 90 days or longer due to significant deterioration in credit

-	For loans overdue for less than 90 days, when it is determined that not even a portion of the loan will be recovered unless claim actions such as disposal of collaterals are taken

-	When other objective indicators of impairment have been noted for the financial asset.

The Group has estimated the allowance for credit losses using an estimation model that additionally reflects the future economic forward information based on the past experience loss rate data.

Loss allowance is calculated by applying PD (Probability of default) and LGD (Loss given default) estimated for each financial asset in consideration of factors such as obligor type, credit rating and portfolio. The estimates are regularly being reviewed in order to reduce discrepancies with actual losses.

In measuring the expected credit losses, The Group is also using reasonable and supportable macroeconomic indicators such as GDP growth rate, Personal consumption expenditures increase/decrease rate, consumer price index change rate in order to forecast future economic conditions.

The Group is conducting the following procedures to estimate and apply future economic forecast information.

-	Development of estimation models through regression analysis of corporate retail/year-by-year default rate and macroeconomic indicator data by year

Major macroeconomic indicators	Correlation between credit risk and macroeconomic indicators
GDP growth rate	Negative(-) Correlation
Personal consumption expenditure increase/decrease rate	Negative(-) Correlation
Consumer price index rate	Negative(-) Correlation

-

Calculation of estimated probability of default incorporating future economic forecasts by applying estimated macroeconomic indicators provided by verified institutions such as Bank of Korea and National Assembly Budget Office to the estimation model developed

-	Forecast of macroeconomic variables

a)	Probability weight

As of March 31, 2023, the probability weights applied to the scenarios of the forecasts of macroeconomic variables is as follows (Unit: %):

	Basic Scenario	Upside Scenario	Downside Scenario	Worst Scenario
Probability weight	42.06	10.02	27.92	20.00

b)	Economic forecast of each major macroeconomic variables by scenario (prospect period: 2023) As of March 31, 2023, the forecasts of major macroeconomic variables by scenario is as follows (Unit: %)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

	Basic Scenario	Upside Scenario	Downside Scenario	Worst Scenario
GDP growth rate	1.70	1.89	1.36	(-)4.12
Personal consumption expenditure increase/decrease rate	2.70	3.11	1.97	(-)4.39
Consumer price index rate	3.60	3.39	3.97	5.13

The results of Woori Bank’s sensitivity analysis on expected credit loss provisions due to changes in macroeconomic indicators as of March 31, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

			March 31, 2023
Corporate	Personal consumption expenditures increase/decrease rate	Increase by 1% point	(40,025)
		Decrease by 1% point	45,396
Retail	Consumer price index change rate	Increase by 1% point	(23,926)
		Decrease by 1% point	27,765

			December 31, 2022
Corporate	Personal consumption expenditures increase/decrease rate	Increase by 1% point	(59,987)
		Decrease by 1% point	68,036
Retail	Consumer price index change rate	Increase by 1% point	(24,164)
		Decrease by 1% point	28,042

-

The increase rate between the observed default rate and the predicted default rate is used as a future economic forecast adjustment coefficient and reflected to the applicable estimate for the current year.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

3)	Maximum exposure

The Group’s maximum exposure to credit risk shows the uncertainties related to the maximum possible variation of financial assets’ net value as a result of changes in the specific risk factors, prior to the consideration of collaterals that are recorded at net carrying amount after allowances and other credit enhancements. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and unused amount of commitments for loan commitment.

The maximum exposure to credit risk as of March 31, 2023 and December 31, 2022 is as follows (Unit: Korean Won in millions):

		March 31, 2023	December 31, 2022
Loans and other financial assets at amortized cost (*1)	Korean treasury and government agencies	4,212,902	2,877,685
	Banks	20,931,468	21,571,097
	Corporates	145,383,535	143,507,852
	Consumers	184,627,380	187,804,095

	Sub-total	355,155,285	355,760,729

Financial assets at FVTPL (*2)	Deposits	34,856	34,995
	Debt securities	4,642,008	4,270,532
	Loans	1,264,596	899,228
	Derivative assets	8,497,873	8,206,181
	Others	1,505	1,505

	Sub-total	14,440,838	13,412,441

Financial assets at FVTOCI	Debt securities	32,661,758	32,145,758
	Loans	39,698	—
	Sub-total	32,701,456	32,145,758
Securities at amortized cost	Debt securities	27,284,525	28,268,516
Derivative assets	Derivative assets (Designated for hedging)	64,376	37,786
Off-balance accounts	Payment guarantees (*3)	12,042,308	11,921,586
	Loan commitments	123,040,782	118,172,070

	Sub-total	135,083,090	130,093,656

	Total	564,729,570	559,718,886

(*1)	Cash and cash equivalents are not included.
(*2)	Puttable financial instruments are not included.
(*3)	As of March 31, 2023 and December 31, 2022, the financial guarantee amount of 3,171,312 million Won and 3,095,091 million Won are included, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	March 31, 2023
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	330,826,024	5,403,138	4,553,390	206,664	665,414	13,500,655	355,155,285
Securities at amortized cost	25,791,104	184,812	978,569	17,681	—	312,359	27,284,525
Financial assets at FVTPL	10,684,442	4,318	1,961,124	373,006	178,391	1,239,557	14,440,838
Financial assets at FVTOCI	27,705,005	802,782	2,908,913	1,757	42,554	1,240,445	32,701,456
Derivative assets (Designated for hedging)	64,376	—	—	—	—	—	64,376
Off-balance accounts	131,438,493	1,025,184	378,832	26,625	19,585	2,194,371	135,083,090

Total	526,509,444	7,420,234	10,780,828	625,733	905,944	18,487,387	564,729,570

(*)	Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia, and other countries.

	December 31, 2022
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	331,572,328	5,188,826	4,721,440	215,174	719,301	13,343,660	355,760,729
Securities at amortized cost	26,883,967	642,089	421,248	16,658	—	304,554	28,268,516
Financial assets at FVTPL	9,272,673	2,607	2,210,580	318,322	168,013	1,440,246	13,412,441
Financial assets at FVTOCI	27,780,323	806,320	2,297,076	1,726	41,421	1,218,892	32,145,758
Derivative assets (Designated for hedging)	37,786	—	—	—	—	—	37,786
Off-balance accounts	126,531,020	981,139	380,209	25,644	16,987	2,158,657	130,093,656

Total	522,078,097	7,620,981	10,030,553	577,524	945,722	18,466,009	559,718,886

(*)	Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia, and other countries.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

b)	Credit risk exposure by industries

(1)

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code as of March 31, 2023 and December 31, 2022 (Unit: Korean Won in millions):

	March 31, 2023
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	77,804,824	41,600,424	30,675,871	5,356,880	179,947,141	19,770,145	355,155,285
Securities at amortized cost	229,270	—	16,185,169	179,901	—	10,690,185	27,284,525
Financial assets at FVTPL	341,383	202,494	9,834,656	14,407	—	4,047,898	14,440,838
Financial assets at FVTOCI	403,207	244,380	21,690,414	49,879	—	10,313,576	32,701,456
Derivative assets (Designated for hedging)	—	—	64,376	—	—	—	64,376
Off-balance accounts	20,952,348	20,957,448	12,038,104	3,732,028	71,590,003	5,813,159	135,083,090

Total	99,731,032	63,004,746	90,488,590	9,333,095	251,537,144	50,634,963	564,729,570

	December 31, 2022
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	78,173,716	37,013,486	31,485,795	5,613,480	183,167,572	20,306,680	355,760,729
Securities at amortized cost	239,141	—	16,198,175	199,924	—	11,631,276	28,268,516
Financial assets at FVTPL	200,678	184,019	9,776,234	51,244	1,167	3,199,099	13,412,441
Financial assets at FVTOCI	417,877	231,132	22,249,839	48,225	—	9,198,685	32,145,758
Derivative assets (Designated for hedging)	—	—	37,786	—	—	—	37,786
Off-balance accounts	18,661,383	22,492,863	10,523,731	3,143,673	69,404,456	5,867,550	130,093,656

Total	97,692,795	59,921,500	90,271,560	9,056,546	252,573,195	50,203,290	559,718,886

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

4)	Credit risk exposure

a)	Financial assets

The maximum exposure to credit risk by asset quality, except for financial assets at FVTPL and derivative asset (designated for hedging) as of March 31, 2023 and December 31, 2022 is as follows (Unit: Korean Won in millions):

	March 31, 2023
	Stage 1		Stage 2
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Stage 3	Credit impairment model	Total	Loss allowance	Total, net
Loans and other financial assets at amortized cost	308,388,141	23,573,852	12,495,244	11,348,018	1,617,675	280,614	357,703,544	(2,548,259)	355,155,285
Korean treasury and government agencies	4,214,228	404	—	—	—	—	4,214,632	(1,730)	4,212,902
Banks	20,508,675	423,095	2,879	—	17,341	—	20,951,990	(20,522)	20,931,468
Corporates	122,407,795	16,970,492	2,440,271	4,173,373	679,327	280,614	146,951,872	(1,568,337)	145,383,535
General business	78,881,189	9,717,261	1,668,010	2,904,899	435,068	—	93,606,427	(1,027,110)	92,579,317
Small- and medium-sized enterprise	35,034,168	6,577,364	715,135	1,175,901	208,553	—	43,711,121	(407,935)	43,303,186
Project financing and others	8,492,438	675,867	57,126	92,573	35,706	280,614	9,634,324	(133,292)	9,501,032
Consumers	161,257,443	6,179,861	10,052,094	7,174,645	921,007	—	185,585,050	(957,670)	184,627,380
Securities at amortized cost	27,292,799	—	—	—	—	—	27,292,799	(8,274)	27,284,525
Financial assets at FVTOCI (*3)	32,465,732	235,724	—	—	—	—	32,701,456	(12,271)	32,701,456

Total	368,146,672	23,809,576	12,495,244	11,348,018	1,617,675	280,614	417,697,799	(2,568,804)	415,141,266

	March 31, 2023
	Collateral value
	Stage 1	Stage 2	Stage 3	Credit impairment model	Total
Loans and other financial assets at amortized cost	210,847,229	19,052,559	694,875	280,470	230,875,133
Korean treasury and government agencies	23,570	—	—	—	23,570
Banks	1,871,324	—	—	—	1,871,324
Corporates	82,798,324	4,749,009	314,142	280,470	88,141,945
General business	44,994,560	3,232,518	185,241	—	48,412,319
Small- and medium-sized enterprise	32,565,424	1,443,636	111,319	—	34,120,379
Project financing and others	5,238,340	72,855	17,582	280,470	5,609,247
Consumers	126,154,011	14,303,550	380,733	—	140,838,294
Securities at amortized cost	—	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—	—

Total	210,847,229	19,052,559	694,875	280,470	230,875,133

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI has been disclosed as the amount before deducting loss allowance because loss allowance does not reduce the carrying amount.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

	December 31, 2022
	Stage 1		Stage 2
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Stage 3	Credit impairment model	Total	Loss allowance	Total, net
Loans and other financial assets at amortized cost	308,498,799	23,391,187	13,061,081	11,533,632	1,447,967	313,717	358,246,383	(2,485,654)	355,760,729
Korean treasury and government agencies	2,879,057	39	—	—	—	—	2,879,096	(1,411)	2,877,685
Banks	21,182,445	393,181	2,125	—	18,053	—	21,595,804	(24,707)	21,571,097
Corporates	120,407,588	16,680,863	2,556,885	4,429,148	637,187	313,717	145,025,388	(1,517,536)	143,507,852
General business	74,939,770	9,291,691	1,754,620	3,083,232	421,659	—	89,490,972	(1,016,039)	88,474,933
Small- and medium-sized enterprise	34,965,279	6,751,297	754,668	1,257,741	173,818	—	43,902,803	(400,328)	43,502,475
Project financing and others	10,502,539	637,875	47,597	88,175	41,710	313,717	11,631,613	(101,169)	11,530,444
Consumers	164,029,709	6,317,104	10,502,071	7,104,484	792,727	—	188,746,095	(942,000)	187,804,095
Securities at amortized cost	28,276,901	—	—	—	—	—	28,276,901	(8,385)	28,268,516
Financial assets at FVTOCI (*3)	31,914,193	231,565	—	—	—	—	32,145,758	(11,805)	32,145,758

Total	368,689,893	23,622,752	13,061,081	11,533,632	1,447,967	313,717	418,669,042	(2,505,844)	416,175,003

	December 31, 2022
	Collateral value
	Stage 1	Stage 2	Stage 3	Credit impairment model	Total
Loans and other financial assets at amortized cost	213,228,740	19,354,919	607,614	313,717	233,504,990
Korean treasury and government agencies	24,276	—	—	—	24,276
Banks	1,858,595	—	—	—	1,858,595
Corporates	82,314,488	4,982,087	316,085	313,717	87,926,377
General business	44,465,799	3,390,139	194,597	—	48,050,535
Small- and medium-sized enterprise	32,503,289	1,537,173	84,798	—	34,125,260
Project financing and others	5,345,400	54,775	36,690	313,717	5,750,582
Consumers	129,031,381	14,372,832	291,529	—	143,695,742
Securities at amortized cost	—	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—	—

Total	213,228,740	19,354,919	607,614	313,717	233,504,990

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI has been disclosed as the amount before deducting loss allowance because loss allowance does not reduce the carrying amount.

b)	Payment Guarantees and commitments

The credit quality of the payment guarantees and loan commitments as of March 31, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

	March 31, 2023
Financial assets	Stage 1		Stage 2		Stage 3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Off-balance accounts:
Payment Guarantees	10,899,057	877,381	22,969	230,090	12,811	12,042,308
Loan Commitments	117,474,289	2,589,298	2,171,432	805,492	271	123,040,782

Total	128,373,346	3,466,679	2,194,401	1,035,582	13,082	135,083,090

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

	December 31, 2022
Financial assets	Stage 1		Stage 2		Stage 3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Off-balance accounts:
Payment Guarantees	10,790,470	846,997	25,826	245,061	13,232	11,921,586
Loan Commitments	113,169,542	2,610,173	1,638,982	753,139	234	118,172,070

Total	123,960,012	3,457,170	1,664,808	998,200	13,466	130,093,656

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

5)	Collateral and other credit enhancements

For the three-month period ended March 31, 2023 and for the year ended December 31, 2022, there have been no significant changes in the value of collateral or other credit enhancements held by the Group and there have been no significant changes in collateral or other credit enhancements due to changes in the collateral policy of the Group.

(2)	Market risk

Market risk is the possible risk of loss arising from trading position and non-trading position as a result of the volatility of market factors such as interest rates, stock prices and foreign exchange rates.

1)	Market risk management

Market risk management refers to the process of making and implementing decisions for the avoidance, acceptance or mitigation of risks by identifying the underlying source of the risks, measuring its level, and evaluating the appropriateness of the level of accepted market risks for both trading and non-trading activities.

a)	Trading activities

The Group uses the Basel III standard method and simple method as a measure of market risk for trading positions, and allocates internal capital of market risk through the Risk Management Committee. Risk management departments of the Group and its subsidiaries manage detailed limits such as risk limits and loss limits for trading positions, and management results are regularly reported to the Risk Management Committee.

Subsidiaries such as Woori Bank manage market internal capital limits using the Basel III standard method, and other subsidiaries manage market risks by applying the simple method.

The Basel III standard method consists of a sensitivity method that measures linear and nonlinear losses that may occur due to unfavorable fluctuations in market risk factors, bankruptcy risks that may occur due to sudden bankruptcy, and residual risk-bearing equity capital for other losses.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

Woori Bank, a major subsidiary subject to Basel III standard method of market risk management, has the following equity capital required for market risk.

	(Unit: Korean Won in millions)
	Risk Group	For the three-month period ended March 31, 2023
Sensitivity-based risk	General interest rate risk	35,564
	Stock risk	39,274
	General product risk	6
	Foreign exchange risk	169,742
	Non-immersible credit spread risk	14,421
	Liquidation (excluding Correlation Trading Portfolio) credit spread risk	—
	CTP credit spread risk	—
Default risk	Non-fluid bankruptcy risk	—
	Liquidity (excluding Correlation Trading Portfolio) default risk	—
	CTP default risk	—
Residual risk	Residual risk	782

	Total	259,789

b)	Non-trading activities

From the end of 2019 for the Bank and the beginning of 2021 for non-banking subsidiaries, the Bank and its subsidiaries manage and measure interest risk for non-trading activities through ΔNII(Change in Net Interest Income) and ΔEVE(Change in Economic Value of Equity) in accordance with IRRBB(Interest Rate Risk in the Banking Book).

ΔNII represents a change in net interest income that may occur over a certain period (e.g. one year) due to changes in interest rates, and ΔEVE indicates the economic value changes in equity capital that could be caused by changes in interest rates affecting the present value of asset, liabilities, and off-balance accounts.

ΔEVE and ΔNII calculated on interest risk in banking book(IRRBB) basis for assets and liabilities by subsidiary as of March 31, 2023 and December 31, 2022 are as follows(Unit: Korean Won in millions):

	March 31, 2023		December 31, 2022
	ΔEVE (*1)	ΔNII (*2)	ΔEVE (*1)	ΔNII (*2)
Woori Bank	316,841	353,832	411,447	448,509
Woori Card Co., Ltd.	92,956	90,563	139,005	185,637
Woori Financial Capital Co., Ltd.	64,196	5,981	43,098	13,814
Woori Investment Bank Co., Ltd.	36,348	16,129	26,311	8,229
Woori Asset Trust Co., Ltd.	1,142	6,915	1,137	6,736
Woori Asset Management Corp.	784	841	913	1,299
Woori Savings Bank	6,197	8,162	6,618	10,348
Woori Private Equity Asset Management Co., Ltd.	331	1,058	547	886
Woori Global Asset Management Co., Ltd.	399	370	251	538
Woori Financial F&I Co., Ltd.	24,711	4	26,069	219
Woori Venture Partners Co., Ltd. (*3)	1,101	2,608	—	—

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

(*1)	ΔEVE: change in Economic Value of Equity
(*2)	ΔNII: change in Net Interest Income
(*3)	Additional investment occurred and added it as a consolidated subsidiary during the three-month periods ended March 31, 2023.

At the interest rate re-pricing date, cash flows (both principal and interest) of interest bearing assets and liabilities, which is the basis of non-trading position interest rate risk management are as follows: (Unit: Korean Won in millions):

	March 31, 2023
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	212,278,782	51,070,153	14,939,658	17,881,488	58,900,559	7,860,399	362,931,039
Financial assets at FVTPL	2,179,566	2,268	13,123	51,294	47,103	105	2,293,459
Financial assets at FVTOCI	5,494,016	3,644,668	3,557,668	3,295,382	16,265,933	635,276	32,892,943
Securities at amortized cost	1,934,415	1,812,535	1,437,615	1,113,019	20,303,196	2,179,968	28,780,748

Total	221,886,779	56,529,624	19,948,064	22,341,183	95,516,791	10,675,748	426,898,189

Liability:
Deposits due to customers	152,477,194	45,010,153	49,253,923	25,660,148	52,561,063	67,283	325,029,764
Borrowings	17,050,518	3,935,727	1,484,671	1,667,183	6,110,686	428,321	30,677,106
Debentures	7,926,940	5,528,763	6,118,557	3,417,786	18,278,114	3,284,060	44,554,220

Total	177,454,652	54,474,643	56,857,151	30,745,117	76,949,863	3,779,664	400,261,090

	December 31, 2022
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	224,863,400	56,669,335	15,469,920	15,108,779	59,454,649	5,963,926	377,530,009
Financial assets at FVTPL	1,888,996	119,725	1,364	4,670	71,620	13,129	2,099,504
Financial assets at FVTOCI	6,093,805	4,224,460	3,014,625	3,550,982	15,409,527	584,203	32,877,602
Securities at amortized cost	2,749,432	1,806,804	1,768,936	1,427,736	20,126,354	2,100,203	29,979,465

Total	235,595,633	62,820,324	20,254,845	20,092,167	95,062,150	8,661,461	442,486,580

Liability:
Deposits due to customers	167,237,029	49,107,093	33,506,265	40,006,233	55,855,781	69,861	345,782,262
Borrowings	14,829,024	4,159,096	1,542,340	1,183,331	6,654,602	472,325	28,840,718
Debentures	9,068,737	4,905,727	4,633,137	4,962,350	19,621,659	3,298,581	46,490,191

Total	191,134,790	58,171,916	39,681,742	46,151,914	82,132,042	3,840,767	421,113,171

2)	Currency risk

Currency risk arises from the financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

Financial instruments in foreign currencies exposed to currency risk as of March 31, 2023 and December 31, 2022 are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

	March 31, 2023
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset Cash and cash equivalents	6,039	7,873,557	89,334	876,757	1,417	267,928	383	544,187	1,310,068	10,872,497
Loans and other financial assets at amortized cost	24,158	31,497,823	134,053	1,315,645	32,345	6,117,502	3,158	4,489,545	5,293,273	48,713,788
Financial assets at FVTPL	951	1,241,685	17,189	168,705	—	—	453	643,254	142,926	2,196,570
Financial assets at FVTOCI	3,578	4,665,619	—	—	3,916	740,614	6	8,406	743,356	6,157,995
Securities at amortized cost	1,057	1,378,271	—	—	977	184,853	67	95,144	219,884	1,878,152

Total	35,783	46,656,955	240,576	2,361,107	38,655	7,310,897	4,067	5,780,536	7,709,507	69,819,002

Liability Financial liabilities at FVTPL	406	528,704	22,979	225,521	—	—	469	666,080	261,188	1,681,493
Deposits due to customers	21,974	28,649,997	185,438	1,819,960	24,017	4,542,347	2,010	2,857,039	4,795,965	42,665,308
Borrowings	7,203	9,391,614	51,609	506,516	2,030	384,023	572	812,780	2,723,388	13,818,321
Debentures	4,714	6,145,803	—	—	—	—	195	276,886	346,774	6,769,463
Other financial liabilities	3,509	4,575,186	12,330	121,008	11,507	2,176,280	218	310,088	400,842	7,583,404

Total	37,806	49,291,304	272,356	2,673,005	37,554	7,102,650	3,464	4,922,873	8,528,157	72,517,989

Off-balance accounts	6,462	8,425,021	35,816	351,515	1,429	270,176	729	1,036,469	973,949	11,057,130

	December 31, 2022
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset Cash and cash equivalents	9,041	11,457,194	64,824	617,888	1,542	279,779	484	653,870	1,022,909	14,031,640
Loans and other financial assets at amortized cost	24,361	30,872,442	116,298	1,108,529	24,637	4,470,059	2,510	3,391,155	4,952,002	44,794,187
Financial assets at FVTPL	970	1,229,059	25,416	242,260	—	—	358	484,172	176,057	2,131,548
Financial assets at FVTOCI	3,307	4,191,383	—	—	3,999	725,511	2	2,573	725,271	5,644,738
Securities at amortized cost	576	729,811	—	—	3,540	642,214	69	93,250	206,497	1,671,772

Total	38,255	48,479,889	206,538	1,968,677	33,718	6,117,563	3,423	4,625,020	7,082,736	68,273,885

Liability Financial liabilities at FVTPL	415	526,553	26,766	255,128	—	—	322	434,590	274,895	1,491,166
Deposits due to customers	24,569	31,135,881	227,260	2,166,196	28,125	5,102,886	2,108	2,847,863	5,008,487	46,261,313
Borrowings	6,894	8,737,229	44,365	422,876	1,023	185,652	431	582,034	2,179,085	12,106,876
Debentures	4,174	5,289,246	—	—	—	—	195	263,187	339,188	5,891,621
Other financial liabilities	3,040	3,852,255	8,685	82,783	4,295	779,233	380	513,285	200,249	5,427,805

Total	39,092	49,541,164	307,076	2,926,983	33,443	6,067,771	3,436	4,640,959	8,001,904	71,178,781

Off-balance accounts	6,698	8,488,374	34,512	328,964	1,141	207,012	787	1,063,680	868,470	10,956,500

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

3)	Interest Rate Benchmark Reform Risk Management

The Group closely monitors the outputs and markets of various industrial working groups that manage the transition to new interest rate benchmark, which includes announcements by LIBOR regulators.

A fundamental shift in interest rate indicators (hereinafter referred to as “interest rate benchmark reform”) is taking place around the world, and some Interbank Offered Rates (“IBORs”) are being replaced by new risk-free rates. In particular, for the case of LIBOR, except for USD LIBOR for overnight rate, 1, 3, 6, and 12 month rates, all of the calculations were suspended as of December 31, 2021, and the aforementioned 5 USD LIBORs will also be suspended as of June 30, 2023.

The Group established a LIBOR-related response plan consisting of the business flow of risk management, accounting, tax, law, computerization and customer management. The purpose of the plan is to identify the impact and risks associated with interest rate benchmark reform within the business, and to prepare and implement an action plan to ensure a smooth transition to alternative interest rates. The Group aims to close the response plan in line with the supervisory authority’s response guidelines.

<Woori Bank>

The details of Woori Bank’s financial instruments that have not completed the conversion to the LIBOR-related interest rates benchmark at the end of the year are as follows: Non-derivative financial instrument is presented at the carrying amount, while the derivative financial instrument is presented at the nominal amount.

		March 31.2022
		USD(*1)
		Total Amount(*2)	Interest Rate Provision
Non-derivative financial assets	Financial assets at FVTOCI	529,996	523,464
	Financial assets at amortized cost	4,083,899	3,241,255

	Total	4,613,895	3,764,719

Non-derivative financial liabilities	Financial liabilities at amortized cost	91,898	91,898

Derivatives	Interest rate(trading)	26,955,889	26,954,669
	Currency(trading)	34,626,689	34,330,289
	Interest rate(hedging)	2,412,030	2,412,030

	Total	63,994,608	63,696,988

(*1)	Financial instruments related to USD Libor (overnight rate, 1, 3, 6, 12 month rates) that are expired before June 30, 2023 are excluded.
(*2)	For contracts that do not have an interest rate alternative clause, The Group is in the process of negotiating to add an interest rate alternative clause.

The KRW CD rates are planned to be replaced by the Korea Overnight Financing Repo Rate (KOFR) in the long run, but when the CD rates will be ceased or the policy response directions to activate alternative rates are not clear.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

(3)	Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortages as a result of mismatching maturity of assets and liabilities or unexpected cash outflows. The consolidated financial liabilities that are relevant to liquidity risk are incorporated within the scope of risk management. Derivatives instruments are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Group manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.), while maintaining the gap ratio at or below the target limit.

2)	Maturity analysis of non-derivative financial liabilities

a)

Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities as of March 31, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

	March 31, 2023
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	34,750	—	—	—	74,491	31,357	140,598
Deposits due to customers	212,063,667	34,462,256	40,611,325	28,140,672	15,066,032	1,556,089	331,900,041
Borrowings	11,206,108	4,315,530	3,480,665	3,807,465	7,228,477	441,359	30,479,604
Debentures	6,197,131	6,115,799	6,379,998	4,346,499	18,278,114	3,284,060	44,601,601
Lease liabilities	38,553	36,077	31,141	24,493	144,579	28,887	303,730
Other financial liabilities(*)	25,529,291	100,350	30,918	24,241	838,161	3,103,238	29,626,199

Total	255,069,500	45,030,012	50,534,047	36,343,370	41,629,854	8,444,990	437,051,773

(*)	It does not include lease liabilities.

	December 31, 2022
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	35,161	—	—	—	—	12,113	47,274
Deposits due to customers	228,890,427	36,851,103	24,091,740	42,652,679	14,999,516	1,522,830	349,008,295
Borrowings	8,969,648	5,734,715	3,210,812	3,156,211	7,457,240	484,909	29,013,535
Debentures	6,348,064	6,841,379	5,211,032	5,214,942	19,621,659	3,298,581	46,535,657
Lease liabilities	68,279	36,724	35,136	29,646	151,379	33,007	354,171
Other financial liabilities(*)	14,409,376	113,049	19,370	20,315	765,870	3,037,563	18,365,543

Total	258,720,955	49,576,970	32,568,090	51,073,793	42,995,664	8,389,003	443,324,475

(*)	It does not include lease liabilities.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities as March 31, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

	March 31, 2023
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	34,750	—	—	—	74,491	31,357	140,598
Deposits due to customers	224,630,888	39,234,394	34,829,274	21,377,004	10,397,455	155,629	330,624,644
Borrowings	11,506,108	4,315,530	3,480,665	3,807,465	6,928,477	441,359	30,479,604
Debentures	6,197,131	6,115,799	6,379,998	4,346,499	18,278,114	3,284,060	44,601,601
Lease liabilities	38,558	36,318	31,443	24,911	150,698	33,909	315,837
Other financial liabilities(*)	25,529,291	100,350	30,918	24,241	838,161	3,103,238	29,626,199

Total	267,936,726	49,802,391	44,752,298	29,580,120	36,667,396	7,049,552	435,788,483

(*)	It does not include lease liabilities.

	December 31, 2022
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	35,161	—	—	—	—	12,113	47,274
Deposits due to customers	242,132,680	41,113,768	24,269,363	29,670,943	10,490,993	56,013	347,733,760
Borrowings	8,969,648	5,734,715	3,210,812	3,156,211	7,457,240	484,909	29,013,535
Debentures	6,348,064	6,841,379	5,211,032	5,214,942	19,621,659	3,298,581	46,535,657
Lease liabilities	68,344	36,729	35,377	29,948	157,361	38,584	366,343
Other financial liabilities(*)	14,409,376	113,049	19,370	20,315	765,870	3,037,563	18,365,543

Total	271,963,273	53,839,640	32,745,954	38,092,359	38,493,123	6,927,763	442,062,112

(*)	It does not include lease liabilities.

3)	Maturity analysis of derivative financial liabilities

Derivatives held for trading purpose are not managed in accordance with their contractual maturity, since the Group holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “within 3 months” in the table below. Derivatives designated for hedging purpose are estimated by offsetting cash inflows and cash outflows.

The cash flow by the maturity of derivative financial liabilities as of March 31, 2023 and December 31, 2022 is as follows (Unit: Korean Won in millions):

		Remaining maturity
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
March 31, 2023	Cash flow risk hedge	86	97	16	66	195	—	460
	Fair value risk hedge	27,220	27,282	31,422	21,077	74,972	278	182,251
	Trading purpose	8,928,040	—	(5)	(362)	(46,931)	—	8,880,742
December 31, 2022	Cash flow risk hedge	856	905	915	1,255	50,682	—	54,613
	Fair value risk hedge	25,048	16,175	31,974	18,540	118,027	(3,615)	206,149
	Trading purpose	8,905,125	—	—	—	—	—	8,905,125

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

4)	Maturity analysis of off-balance accounts (Payment guarantees, commitments, and etcs)

A payment guarantee represents an irrevocable undertaking that the Group should meet a customer’s obligations to third parties if the customer fails to do so. The loan commitment represents the limit if the Group has promised a credit to the customer. Loan commitments include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. The maximum limit to be paid by the Group in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for payment guarantees, such as financial guarantees for debentures issued or loans, unused loan commitments, and other credits, however, under the terms of the guarantees and unused loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance accounts as of March 31, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

	March 31, 2023	December 31, 2022
Payment guarantees	12,042,308	11,921,586
Loan commitments	123,040,782	118,172,070
Other commitments	4,420,715	4,602,429

(4)	Operational risk

The Group defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problem or external factors.

1)	Management of operational risk

The consolidated company has established and operated a group operational risk management system to cope with new Basel III global regulations introduced since 2023, and the management of operational risks follows risk recognition and evaluation, measurement, monitoring and reporting, risk control and mitigation.

2)	Measurement of operational risk

The consolidated company applies the standard method for the purpose of calculating operating risk regulated capital.

- The standard method is to calculate operating risk equity by multiplying the operating index (BI), a measure of consolidated financial statements, by the coefficient, and the internal loss multiplier (ILM), an adjusted multiplier based on the average past loss and operating index.

•	“Operational risk required equity capital” = Operating index factor (BIC) × internal loss multiplier (ILM)
•	“Business Index Element (BIC)” = Business Index (BI) × Adjustment Coefficient
•	“Internal Loss Multiplier (ILM)” = ln (exp(1)-1+ (Loss Element (LC)/Business Index Element(BIC)^0.8)

	Operating Index (BI) section	The coefficient
1	1.4 trillion Won or less	12%
2	More than 1.4 trillion Won and less than 42 trillion Won	15%
3	Over 42 trillion Won	18%

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

5.	OPERATING SEGMENTS

In evaluating the results of the Group and allocating resources, the Group’s Chief Operation Decision Maker (“CODM”) utilizes the information per type of customers. The Group reports to the CODM according to the organizational sectors below. This financial information of the segments is regularly reviewed by the CODM to make decisions about resources to be allocated to each segment and evaluate its performance.

(1)	Segment by type of organization

The Group’s reporting segments consist of banking, credit card, capital, comprehensive finance and other sectors, and the composition of such reporting segments was divided based on internal report data periodically reviewed by the management to evaluate the performance of the segment and make decisions on the resources to be distributed.

Operational scope
Banking	Loans/deposits and relevant services for customers of Woori Bank and its subsidiaries
Credit card	Credit card, cash services, card loans and accompanying business of Woori Card Co., Ltd.
Capital	Installments, loans including lease financing, and accompanying business of Woori Financial Capital Co., Ltd.
Investment Banking	Securities operation, sale of financial instruments, project financing and other related activities for comprehensive financing of Woori Investment bank Co., Ltd.
Others	Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Asset Management Corp., Ltd., Woori Financial F&I Co., Ltd., Woori Savings Bank., Woori Credit Information Co., Ltd., Woori Fund Services Inc., Woori Private Equity Asset Management Co., Ltd., Woori Global Asset Management Co., Ltd., Woori FIS Co., Ltd., Woori Finance Research Institute, and Woori Venture Partners

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

(2)	The composition of each organization’s sectors for the three-month period ended March 31, 2023 and 2022 are as follows (Unit: Korean Won in millions):

		For the three-month period ended March 31, 2023
	Banking(*1)	Credit card	Capital	Investment banking	Others (*2)	Sub-total	Other adjustments (*3)	Internal adjustments (*4)	Consolidated Adjustments (*5)	Total
Net interest income	1,892,461	169,777	86,514	25,524	25,816	2,200,092	(195,352)	215,769	(1,688)	2,218,821
Non-interest income(expense)	217,060	57,352	35,321	13,222	1,597,711	1,920,666	151,319	(152,787)	(1,587,466)	331,732
Impairment losses due to credit loss	(79,730)	(102,586)	(51,400)	(15,206)	(12,875)	(261,797)	63,523	(63,349)	50	(261,573)
General and administrative expense	(888,387)	(65,596)	(21,044)	(13,138)	(135,555)	(1,123,720)	(111)	—	86,851	(1,036,980)

Net operating income(expense)	1,141,404	58,947	49,391	10,402	1,475,097	2,735,241	19,379	(367)	(1,502,253)	1,252,000

Share of gain(loss) of joint ventures and associates	2,298	—	343	73	(52)	2,662	(54)	—	4,534	7,142
Other non-operating expense	11,969	138	(5)	46	(159)	11,989	440	367	(1,617)	11,179

Non-operating income(expense)	14,267	138	338	119	(211)	14,651	386	367	2,917	18,321

Net income(expense) before tax	1,155,671	59,085	49,729	10,521	1,474,886	2,749,892	19,765	—	(1,499,336)	1,270,321
Tax expense	(290,540)	(13,145)	(10,505)	(2,513)	(8,463)	(325,166)	2	—	1,465	(323,699)

Net income(loss)	865,131	45,940	39,224	8,008	1,466,423	2,424,726	19,767	—	(1,497,871)	946,622

Total assets	441,112,879	15,987,931	12,037,681	5,800,284	29,940,329	504,879,104	2,282,243	—	(29,082,092)	478,079,255

Investment to joint ventures and associates	908,637	—	38,427	3,941	22,956,697	23,907,702	29,611	—	(22,454,270)	1,483,043
Other assets	440,204,242	15,987,931	11,999,254	5,796,343	6,983,632	480,971,402	2,252,632	—	(6,627,822)	476,596,212

Total liabilities	415,507,697	13,570,227	10,497,048	5,137,602	4,717,684	449,430,258	124,620	—	(4,079,236)	445,475,642

(*1)	The banking sector includes banks and their consolidated subsidiaries(such as overseas subsidiaries).
(*2)

Other segments include Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Savings Bank, Woori Asset Management Corp., Woori Financial F&I Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Inc., Woori Private Equity Asset Management Co., Ltd., Woori Global Asset Management Co., Ltd., Woori FIS Co., Ltd., Woori Finance Research Institute., and Woori Venture Partners Co.,Ltd

(*3)	Other Adjustments are composed of group-consolidated funds that are not included in the reporting segment.
(*4)

Internal adjustment includes adjustment of KRW 112,060 million in deposit insurance premiums and KRW 103,891 million in fund contribution fees from net interest income to non-interest income to present income adjustment between reporting sectors in accordance with management accounting standards.

(*5)

Consolidation adjustments include the elimination of KRW 85,787 million of internal transactions between Woori FIS Co., Ltd., the group’s IT service agency, and affiliates, and the removal of KRW 1,469,291 million of dividends received by the holding company from its subsidiaries.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

		For the three-month period ended March 31, 2022
	Banking(*1)	Credit card	Capital	Investment banking	Others (*2)	Sub-total	Other adjustments (*3)	Internal adjustments (*4)	Consolidated Adjustments (*5)	Total
Net interest income	1,485,287	163,591	92,210	28,551	11,919	1,781,558	8,411	199,385	(1,688)	1,987,666
Non-interest income(expense)	407,176	43,348	18,693	21,574	1,370,383	1,861,174	245,667	(136,403)	(1,587,466)	382,972
Impairment losses due to credit loss	(69,899)	(28,250)	(21,168)	(8,865)	(1,153)	(129,335)	26,457	(63,240)	50	(166,068)
General and administrative expense	(831,007)	(62,184)	(22,774)	(14,576)	(116,254)	(1,046,795)	(16,184)	—	86,851	(976,128)

Net operating income(expense)	991,557	116,505	66,961	26,684	1,264,895	2,466,602	264,351	(258)	(1,502,253)	1,228,442

Share of gain of associates	3,398	—	(6)	54	(52)	3,394	(20,747)	—	4,534	(12,819)
Other non-operating expense	(47,623)	(646)	(5)	(244)	1,730	(46,788)	(2,399)	258	(1,617)	(50,546)

Non-operating income(expense)	(44,225)	(646)	(11)	(190)	1,678	(43,394)	(23,146)	258	2,917	(63,365)

Net income(expense) before tax	947,332	115,859	66,950	26,494	1,266,573	2,423,208	241,205	—	(1,499,336)	1,165,077
Tax expense	(227,920)	(30,323)	(17,823)	(6,505)	(8,862)	(291,433)	(2,637)	—	1,465	(292,605)

Net income(loss)	719,412	85,536	49,127	19,989	1,257,711	2,131,775	238,568	—	(1,497,871)	872,472

Total assets	432,118,831	14,733,388	11,205,461	5,575,560	27,732,092	491,365,332	1,293,564	—	(26,954,590)	465,704,306

Investment in associate	830,414	—	17,170	10,068	22,371,310	23,228,962	34,054	—	(21,949,638)	1,313,378
Other assets	431,288,417	14,733,388	11,188,291	5,565,492	5,360,782	468,136,370	1,259,510	—	(5,004,952)	464,390,928

Total liabilities	408,066,364	12,421,379	9,796,801	4,973,184	4,199,171	439,456,899	52,673	—	(3,106,577)	436,402,995

(*1)	The banking sector includes banks and their consolidated subsidiaries(such as overseas subsidiaries).
(*2)

Other segments include Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Savings Bank, Woori Asset Management Corp., Woori Financial F&I Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Inc., Woori Private Equity Asset Management Co., Ltd., Woori Global Asset Management Co., Ltd., Woori FIS Co., Ltd. and Woori Finance Research Institute.

(*3)	Other Adjustments are composed of group-consolidated funds that are not included in the reporting segment.
(*4)

Internal adjustment includes adjustment of KRW 106,449 million in deposit insurance premiums and KRW 96,502 million in fund contribution fees from net interest income to non-interest income to present income adjustment between reporting sectors in accordance with management accounting standards.

(*5)

Consolidation adjustments include the elimination of KRW 70,204 million of internal transactions between Woori FIS Co., Ltd., the group’s IT service agency, and affiliates, and the removal of KRW 1,260,716 million of dividends received by the holding company from its subsidiaries.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

(3)	Operating profit or loss from external customers for the three-month period ended March 31, 2023 and 2022 are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31
Details	2023	2022
Domestic	848,212	1,100,591
Foreign	403,788	127,851

Total	1,252,000	1,228,442

(4)	Major non-current assets as of March 31, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

Details (*)	March 31, 2023	December 31, 2022
Domestic	5,554,852	5,152,033
Foreign	526,791	533,354

Total	6,081,643	5,685,387

(*)	Major non-current assets included joint ventures and related business investments, investment properties, premises equipment, and intangible assets.

(5)	Information about major customers

The Group does not have any single customer that generates 10% or more of the Group’s total revenue for the three-month periods ended March 31, 2023 and 2022.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

6.	STATEMENTS OF CASH FLOWS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	March 31, 2023	December 31, 2022
Cash	2,536,598	1,771,316
Foreign currencies	717,098	628,590
Demand deposits	27,548,661	31,729,228
Fixed deposits	184,719	90,014

Total	30,987,076	34,219,148

(2)	Details of restricted cash and cash equivalents are as follows (Unit: Korean Won in millions)

	Counterparty	March 31, 2023	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	15,964,418	Reserve deposits under the BOK Act

Due from banks in foreign currencies:
Due from banks on demand	BOK and others	1,678,701	Reserve deposits under the BOK Act and others

Total		17,643,119

	Counterparty	December 31, 2022	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	16,527,445	Reserve deposits under the BOK Act

Due from banks in foreign currencies:
Due from banks on demand	BOK and others	6,437,717	Reserve deposits under the BOK Act and others

Total		22,965,162

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

7.	FINANCIAL ASSETS AT FVTPL

(1)	Details of financial assets at FVTPL as of March 31, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

	March 31, 2023	December 31, 2022
Financial assets at fair value through profit or loss measured at fair value	21,421,279	19,860,573

(2)	Financial assets at fair value through profit or loss measured at fair value as of March 31, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

	March 31, 2023	December 31, 2022
Deposits:
Gold banking asset	34,856	34,995
Securities:
Debt securities
Korean treasury and government agencies	3,254,690	2,754,442
Financial institutions	494,020	620,311
Corporates	776,694	721,573
Others	102,127	174,206
Equity securities	406,643	383,883
Capital contributions	2,022,824	1,976,474
Beneficiary certificates	4,354,525	3,902,762
Others	168,047	143,334

Sub-total	11,579,570	10,676,985

Loans	1,264,596	899,228
Derivatives assets	8,497,873	8,206,181
Other financial assets	44,384	43,184

Total	21,421,279	19,860,573

The Group does not have financial assets at fair value through profit or loss designated as upon initial recognition as of March 31, 2023 and December 31, 2022.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

8.	FINANCIAL ASSETS AT FVTOCI

(1)	Details of financial assets at FVTOCI as of March 31, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

	March 31, 2023	December 31, 2022
Debt securities:
Korean treasury and government agencies	5,980,981	5,487,983
Financial institutions	16,601,373	16,870,619
Corporates	3,620,055	4,044,446
Bond denominated in foreign currencies	6,118,239	5,644,684
Securities loaned	341,110	98,026

Sub-total	32,661,758	32,145,758

Equity securities	1,045,677	939,322
Loans	39,698	—

Total	33,747,133	33,085,080

(2)	Details of equity securities designated as financial assets at FVTOCI as of March 31, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

Purpose of acquisition	March 31, 2023	December 31, 2022	Remarks
Investment for strategic business partnership purpose	914,006	776,199
Debt-equity swap	127,766	157,216
Others	3,905	5,907	Insurance for mutual aid association, etc.

Total	1,045,677	939,322

(3)	Changes in the loss allowance and gross carrying amount of debt securities and loans at FVTOCI are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the three-month period ended March 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(11,805)	—	—	(11,805)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Reversal of loss allowance	(413)	—	—	(413)
Disposal	49	—	—	49
Others (*)	(101)	—	—	(101)

Ending balance	(12,270)	—	—	(12,270)

(*)	Others consist of foreign currencies translation, etc.

	For the three-month period ended March 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(12,147)	—	—	(12,147)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of allowance for credit losses	(719)	—	—	(719)
Disposal	205	—	—	205
Others (*)	(2,516)	—	—	(2,516)

Ending balance	(15,177)	—	—	(15,177)

(*)	Others consist of foreign currencies translation, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

2)	Gross carrying amount

	For the three-month period ended March 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	32,145,758	—	—	32,145,758
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	5,146,596	—	—	5,146,596
Disposal / Recovery	(5,210,330)	—	—	(5,210,330)
Gain (loss) on valuation	321,670	—	—	321,670
Amortization based on effective interest method	39,526	—	—	39,526
Others (*)	258,235	—	—	258,235

Ending balance	32,701,455	—	—	32,701,455

(*)	Others consist of foreign currencies translation, etc.

	For the three-month period ended March 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	38,126,977	—	—	38,126,977
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	6,747,888	—	—	6,747,888
Disposal/ Recovery	(5,245,480)	—	—	(5,245,480)
Loss on valuation	(310,189)	—	—	(310,189)
Amortization based on effective interest method	8,242	—	—	8,242
Others (*)	97,946	—	—	97,946

Ending balance	39,425,384	—	—	39,425,384

(*)	Changes due to foreign currencies translation, etc.

(4)

During three-month periods ended March 31, 2023 and 2022, the Group sold its equity securities., designated as financial assets at FVTOCI in accordance with decision of disposal by the creditors, and the fair values at disposal dates were 1,531 million Won and 67 million Won, respectively and cumulative gains and losses at disposal dates were 197 million Won in gain and 67 million Won in loss, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

9.	SECURITIES AT AMORTIZED COST

(1)	Details of securities at amortized cost as of March 31, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

	March 31, 2023	December 31, 2022
Korean treasury and government agencies	9,093,417	10,083,951
Financial institutions	9,755,517	10,283,631
Corporates	6,565,714	6,237,547
Bond denominated in foreign currencies	1,878,152	1,671,772
Allowance for credit losses	(8,275)	(8,385)

Total	27,284,525	28,268,516

(2)	Changes in the loss allowance and gross carrying amount of securities at amortized cost are as follows (Unit: Korean Won in millions):

1)	Loss allowance

	For the three-month period ended March 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(8,385)	—	—	(8,385)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	124	—	—	124
Others (*)	(14)	—	—	(14)

Ending balance	(8,275)	—	—	(8,275)

(*)	Changes due to foreign currencies translation, etc.

	For the three-month period ended March 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(5,235)	—	—	(5,235)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of allowance for credit losses	(283)	—	—	(283)
Others (*)	(3)	—	—	(3)

Ending balance	(5,521)	—	—	(5,521)

2)	Gross carrying amount

	For the three-month period ended March 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	28,276,901	—	—	28,276,901
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	1,651,900	—	—	1,651,900
Disposal / Recovery	(2,774,733)	—	—	(2,774,733)
Amortization based on effective interest method	55,903	—	—	55,903
Others (*)	82,829	—	—	82,829

Ending balance	27,292,800	—	—	27,292,800

(*)	Changes due to foreign currencies translation, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

	For the three-month period ended March 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	17,091,509	—	—	17,091,509
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	2,544,559	—	—	2,544,559
Disposal/ Recovery	(1,380,347)	—	—	(1,380,347)
Amortization based on effective interest method	10,207	—	—	10,207
Others (*)	27,081	—	—	27,081

Ending balance	18,293,009	—	—	18,293,009

(*)	Changes due to foreign currencies translation, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

10.	LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST

(1)	Details of loans and other financial assets at amortized cost as of March 31, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

	March 31, 2023	December 31, 2022
Due from banks	3,961,400	2,994,672
Loans	337,391,677	343,918,560
Other financial assets	13,802,208	8,847,497

Total	355,155,285	355,760,729

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	March 31, 2023	December 31, 2022
Due from banks in local currency:
Due from The Bank of Korea (“BOK”)	1,200,000	160,000
Due from depository banks	242,440	170,006
Due from non-depository institutions	156	183
Due from the Korea Exchange	14,158	2,440
Others	241,682	421,318
Loss allowance	(349)	(116)

Sub-total	1,698,087	753,831

Due from banks in foreign currencies:
Due from banks on demand	217,595	199,671
Due from banks on time	314,501	466,963
Others	1,744,406	1,586,408
Loss allowance	(13,189)	(12,201)

Sub-total	2,263,313	2,240,841

Total	3,961,400	2,994,672

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

	Counterparty	March 31, 2023	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	1,200,000	Reserve deposits under BOK Act
Due from KSFC	The Korea Securities Finance Corporation	14,071	Customer deposits return reserve
Others	Korea Exchange and others	181,090	Korean Won CCP margin and others

	Sub-total	1,395,161

Due from banks in foreign currencies:
Due from banks on demand	National Bank Cambodia and others	217,595	Reserve deposits under BOK Act and others
Due from banks on time	National Bank Cambodia and others	261	Reserve deposits and others
Others	Korea Investment & Securities and others	1,455,591	Overseas futures and options trade deposits and others

	Sub-total	1,673,447

	Total	3,068,608

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

	Counterparty	December 31, 2022	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	160,000	Reserve deposits under BOK Act
Due from KSFC	The Korea Securities Finance Corporation	2,419	Customer deposits return reserve
Others	Korea Exchange and others	223,705	Korean Won CCP margin and others

	Sub-total	386,124

Due from banks in foreign currencies:
Due from banks on demand	National Bank Cambodia and others	193,507	Reserve deposits under BOK Act and others
Due from banks on time	National Bank Cambodia and others	253	Reserve deposits and others
Others	Yuanta Securities and others	1,581,298	Overseas futures and options trade deposits and others

	Sub-total	1,775,058

	Total	2,161,182

(4)	Changes in the loss allowance and gross carrying amount of due from banks are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the three-month period ended March 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(12,317)	—	—	(12,317)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Provision for allowance for credit loss	(1,261)	—	—	(1,261)
Others (*)	41	—	—	41

Ending balance	(13,537)	—	—	(13,537)

(*)	Changes due to foreign currencies translation, etc.

	For the three-month period ended March 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(6,034)	—	—	(6,034)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Provision for allowance for credit loss	(1,884)	—	—	(1,884)
Others (*)	236	—	—	236

Ending balance	(7,682)	—	—	(7,682)

(*)	Changes due to foreign currencies translation, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

2)	Gross carrying amount

	For the three-month period ended March 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	3,006,989	—	—	3,006,989
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase(decrease)	824,898	—	—	824,898
Changes due to business combinations	113,000	—	—	113,000
Others (*)	30,050	—	—	30,050

Ending balance	3,974,937	—	—	3,974,937

(*)	Changes due to foreign currencies translation, etc.

	For the three-month period ended March 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	2,872,918	—	—	2,872,918
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase(decrease)	719,832	—	—	719,832
Others (*)	18,536	—	—	18,536

Ending balance	3,611,286	—	—	3,611,286

(*)	Changes due to foreign currencies translation, etc.

(5)	Details of loans are as follows (Unit: Korean Won in millions):

	March 31, 2023	December 31, 2022
Loans in local currency	279,777,182	282,686,620
Loans in foreign currencies	27,927,724	26,988,360
Domestic banker’s usance	3,223,291	2,877,079
Credit card receivables	10,254,296	10,370,362
Bills bought in foreign currencies	5,431,717	3,650,792
Bills bought in local currency	137,080	533,879
Factoring receivables	40,856	25,469
Advances for customers on guarantees	20,493	25,698
Private placement bonds	450,614	485,519
Securitized loans	2,923,514	2,990,937
Call loans	3,089,671	3,626,226
Bonds purchased under resale agreements	1,557,610	6,849,038
Financial lease receivables	1,447,453	1,467,858
Installment financial receivable	2,681,637	2,832,972
Others	140	140
Loan origination costs and fees	828,198	852,002
Discounted present value	(7,983)	(10,238)
Allowance for credit losses	(2,391,816)	(2,334,153)

Total	337,391,677	343,918,560

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

(6)	Changes in the loss allowance of loans are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2023
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(147,876)	(128,089)	(241,942)	(453,621)	(818,234)	(241,465)	(27)
Transfer to 12-month expected credit losses	(19,222)	18,692	530	(23,792)	22,869	923	—
Transfer to lifetime expected credit losses	10,096	(12,547)	2,451	9,051	(17,468)	8,417	—
Transfer to credit-impaired financial assets	4,764	30,872	(35,636)	2,376	26,939	(29,315)	—
Net reversal(provision) of allowance for credit losses	804	(35,511)	(40,884)	(49,915)	(29,597)	(24,524)	(190)
Recovery	—	—	(15,571)	—	—	(23,918)	73
Charge-off	—	—	52,951	—	—	52,880	—
Disposal	—	—	20,939	236	—	24,364	—
Interest income from impaired loans	—	—	4,847	—	—	3,892	—
Changes due to business combinations	(868)	—	—	—	—	—	—
Others	(720)	(89)	603	1,812	(2,072)	162	—

Ending balance	(153,022)	(126,672)	(251,712)	(513,853)	(817,563)	(228,584)	(144)

	For the three-month period ended March 31, 2023
	Credit card receivables			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(71,139)	(127,814)	(103,946)	(672,636)	(1,074,137)	(587,353)	(27)
Transfer to 12-month expected credit losses	(22,535)	22,509	26	(65,549)	64,070	1,479	—
Transfer to lifetime expected credit losses	6,269	(6,753)	484	25,416	(36,768)	11,352	—
Transfer to credit-impaired financial assets	1,447	28,022	(29,469)	8,587	85,833	(94,420)	—
Net reversal(provision) of allowance for credit losses	9,828	(26,278)	(62,211)	(39,283)	(91,386)	(127,619)	(190)
Recovery	—	—	(10,928)	—	—	(50,417)	73
Charge-off	—	—	73,598	—	—	179,429	—
Disposal	—	—	19,939	236	—	65,242	—
Interest income from impaired loans	—	—	—	—	—	8,739	—
Changes due to business combinations	—	—	—	(868)	—	—	—
Others	(1,315)	—	—	(223)	(2,161)	765	—

Ending balance	(77,445)	(110,314)	(112,507)	(744,320)	(1,054,549)	(592,803)	(144)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

	For the three-month period ended March 31, 2022
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(136,520)	(97,604)	(206,617)	(362,766)	(576,740)	(251,233)	—
Transfer to 12-month expected credit losses	(22,896)	15,332	7,564	(19,239)	15,692	3,547	—
Transfer to lifetime expected credit losses	9,577	(11,905)	2,328	6,219	(8,650)	2,431	—
Transfer to credit-impaired financial assets	2,056	17,185	(19,241)	934	11,212	(12,146)	—
Net reversal(provision) of allowance for credit losses	7,454	(28,329)	(24,265)	7,069	(82,050)	3,598	—
Recovery	—	—	(18,087)	—	—	(22,993)	—
Charge-off	—	—	32,053	—	—	41,799	—
Disposal	—	—	76	—	—	13,018	—
Interest income from impaired loans	—	—	3,114	—	—	2,395	—
Others	(447)	133	2,598	(8,649)	2,129	5,572	—

Ending balance	(140,776)	(105,188)	(220,477)	(376,432)	(638,407)	(214,012)	—

	For the three-month period ended March 31, 2022
	Credit card receivables			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(68,814)	(115,489)	(70,927)	(568,100)	(789,833)	(528,777)	—
Transfer to 12-month expected credit losses	(19,587)	19,569	18	(61,722)	50,593	11,129	—
Transfer to lifetime expected credit losses	7,225	(7,471)	246	23,021	(28,026)	5,005	—
Transfer to credit-impaired financial assets	599	17,069	(17,668)	3,589	45,466	(49,055)	—
Net reversal(provision) of allowance for credit losses	10,830	(31,823)	(21,994)	25,353	(142,202)	(42,661)	—
Recovery	—	—	(14,473)	—	—	(55,553)	—
Charge-off	—	—	41,455	—	—	115,307	—
Disposal	—	—	7,896	—	—	20,990	—
Interest income from impaired loans	—	—	—	—	—	5,509	—
Others	45	—	—	(9,051)	2,262	8,170	—

Ending balance	(69,702)	(118,145)	(75,447)	(586,910)	(861,740)	(509,936)	—

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

(7)	Changes in the gross carrying amount of loans are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2023
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	131,328,377	14,020,582	564,057	179,552,435	9,486,297	625,998	313,717
Transfer to 12-month expected credit losses	3,062,883	(3,058,361)	(4,522)	1,005,290	(997,018)	(8,272)	—
Transfer to lifetime expected credit losses	(3,648,516)	3,664,599	(16,083)	(1,298,250)	1,315,676	(17,426)	—
Transfer to credit-impaired financial assets	(79,211)	(156,909)	236,120	(88,777)	(183,514)	272,291	—
Charge-off	—	—	(52,951)	—	—	(52,880)	—
Disposal	—	—	(49,790)	(18,051)	(1)	(129,175)	(33,103)
Net increase(decrease)	(1,967,424)	(725,505)	(25,912)	(2,506,248)	(507,958)	(287,675)	—
Changes due to business combinations	1,144	—	—	—	—	—	—

Ending balance	128,697,253	13,744,406	650,919	176,646,399	9,113,482	402,861	280,614

	For the three-month period ended March 31, 2023
	Credit card receivables			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	9,115,460	1,066,380	179,410	319,996,272	24,573,259	1,369,465	313,717
Transfer to 12-month expected credit losses	286,477	(286,438)	(39)	4,354,650	(4,341,817)	(12,833)	—
Transfer to lifetime expected credit losses	(288,079)	288,757	(678)	(5,234,845)	5,269,032	(34,187)	—
Transfer to credit-impaired financial assets	(23,219)	(78,645)	101,864	(191,207)	(419,068)	610,275	—
Charge-off	—	—	(73,598)	—	—	(179,429)	—
Disposal	—	—	(42,232)	(18,051)	(1)	(221,197)	(33,103)
Net increase(decrease)	72,290	(97,169)	27,018	(4,401,382)	(1,330,632)	(286,569)	—
Changes due to business combinations	—	—	—	1,144	—	—	—

Ending balance	9,162,929	892,885	191,745	314,506,581	23,750,773	1,245,525	280,614

	For the three-month period ended March 31, 2022
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	135,139,685	13,500,783	499,969	170,795,255	8,458,279	541,732	—
Transfer to 12-month expected credit losses	2,922,878	(2,908,817)	(14,061)	871,965	(864,982)	(6,983)	—
Transfer to lifetime expected credit losses	(3,799,921)	3,815,133	(15,212)	(1,394,198)	1,401,149	(6,951)	—
Transfer to credit-impaired financial assets	(33,726)	(80,929)	114,655	(39,692)	(81,263)	120,955	—
Charge-off	—	—	(32,053)	—	—	(41,799)	—
Disposal	—	—	(3,356)	—	—	(39,918)	—
Net increase(decrease)	169,969	(445,143)	(26,238)	2,485,697	(190,919)	(121,676)	66,343

Ending balance	134,398,885	13,881,027	523,704	172,719,027	8,722,264	445,360	66,343

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

	For the three-month period ended March 31, 2022
	Credit card receivables			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	8,239,303	1,395,139	116,075	314,174,243	23,354,201	1,157,776	—
Transfer to 12-month expected credit losses	338,060	(338,029)	(31)	4,132,903	(4,111,828)	(21,075)	—
Transfer to lifetime expected credit losses	(331,972)	332,320	(348)	(5,526,091)	5,548,602	(22,511)	—
Transfer to credit-impaired financial assets	(9,745)	(48,486)	58,231	(83,163)	(210,678)	293,841	—
Charge-off	—	—	(41,455)	—	—	(115,307)	—
Disposal	—	—	(17,082)	—	—	(60,356)	—
Net increase(decrease)	39,780	(40,595)	4,331	2,695,446	(676,657)	(143,583)	66,343

Ending balance	8,275,426	1,300,349	119,721	315,393,338	23,903,640	1,088,785	66,343

(8)	Details of other financial assets are as follows (Unit: Korean Won in millions):

	March 31, 2023	December 31, 2022
Cash Management Account asset (CMA asset)	117,000	157,000
Receivables	10,897,100	5,438,469
Accrued income	1,681,827	1,667,397
Telex and telephone subscription rights and refundable deposits	787,960	801,536
Domestic exchange settlement debit	109,625	577,919
Other assets(*)	351,623	344,356
Allowance for credit losses	(142,927)	(139,180)

Total	13,802,208	8,847,497

(*)

The Group was aware of employee embezzlement incidents that occurred before the prior term in April 2022, and the Financial Supervisory Service conducted on-site inspections from April 28 to May 30, 2022. Accused of embezzlement and discovered property Provisional seizure has been taken. The related amount included in other assets was KRW 63,354 million, which was completely lost due to uncertainty over whether it could be recovered.

(9)	Changes in the allowances for credit losses on other financial assets are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,178)	(9,133)	(125,869)	(139,180)
Transfer to 12-month expected credit losses	(271)	259	12	—
Transfer to lifetime expected credit losses	158	(202)	44	—
Transfer to credit-impaired financial assets	121	1,644	(1,844)	(79)
Reversal (provision) of loss allowance	(91)	(2,543)	(26)	(2,660)
Charge-off	—	—	313	313
Disposal	—	—	388	388
Changes due to business combinations	(1,611)	—	—	(1,611)
Others	(43)	(1)	(54)	(98)

Ending balance	(5,915)	(9,976)	(127,036)	(142,927)

	For the three-month period ended March 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(3,675)	(5,580)	(57,526)	(66,781)
Transfer to 12-month expected credit losses	(136)	126	10	—
Transfer to lifetime expected credit losses	156	(177)	21	—
Transfer to credit-impaired financial assets	112	937	(1,049)	—
Reversal(Provision) of allowance for credit losses	(33)	(3,381)	271	(3,143)
Charge-off	—	—	405	405
Disposal	—	—	194	194
Others	313	(1)	(488)	(176)

Ending balance	(3,263)	(8,076)	(58,162)	(69,501)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

(10)	Changes in the gross carrying amount of other financial assets are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	8,886,721	21,454	78,502	8,986,677
Transfer to 12-month expected credit losses	11,239	(11,226)	(13)	—
Transfer to lifetime expected credit losses	(13,781)	13,825	(44)	—
Transfer to credit-impaired financial assets	(884)	(4,728)	5,812	200
Charge-off	—	—	(313)	(313)
Disposal	—	—	(375)	(375)
Net increase (decrease)	4,682,662	93,868	169,176	4,945,706
Changes due to business combinations	13,240	—	—	13,240

Ending balance	13,579,197	113,193	252,745	13,945,135

	For the three-month period ended March 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	9,004,539	106,597	174,868	9,286,004
Transfer to 12-month expected credit losses	6,212	(6,202)	(10)	—
Transfer to lifetime expected credit losses	(36,288)	36,315	(27)	—
Transfer to credit-impaired financial assets	(1,460)	(3,502)	4,962	—
Charge-off	—	—	(405)	(405)
Disposal	—	—	(227)	(227)
Net increase	1,487,173	(28,083)	(22,481)	1,436,609

Ending balance	10,460,176	105,125	156,680	10,721,981

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

11.	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy for financial instruments is determined by the amount of observable market data. The specific financial instruments characteristics and market condition such as the existence of the transactions among market participants and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Group maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Group’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•

Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•

Level 2—fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•

Level 3—fair value measurements are those derived from valuation technique that include inputs for the assets or liabilities that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Group’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	March 31, 2023
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Deposits	34,855	—	—	34,855
Debt securities	2,975,215	1,651,232	1,084	4,627,531
Equity securities	81,210	26	325,408	406,644
Capital contributions	—	—	2,022,824	2,022,824
Beneficiary certificates	41,989	2,778,438	1,534,098	4,354,525
Loans	—	1,189,735	74,861	1,264,596
Derivative assets	24,911	8,416,592	56,370	8,497,873
Other financial assets in foreign currency	—	—	42,879	42,879
Others	14,477	—	155,075	169,552

Sub-total	3,172,657	14,036,023	4,212,599	21,421,279

Financial assets at FVTOCI
Debt securities	11,736,497	20,925,261	—	32,661,758
Equity securities	498,171	—	547,506	1,045,677
Loans	—	—	39,698	39,698

Sub-total	12,234,668	20,925,261	587,204	33,747,133

Derivative assets (designated for hedging)	—	64,376	—	64,376

Total	15,407,325	35,025,660	4,799,803	55,232,788

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	34,750	—	—	34,750
Derivative liabilities	6,405	8,866,046	8,465	8,880,916
Securities sold	105,847	—	—	105,847

Sub-total	147,002	8,866,046	8,465	9,021,513

Derivative liabilities (designated for hedging)	—	175,362	—	175,362

Total	147,002	9,041,408	8,465	9,196,875

(*)

None of the financial assets and financial liabilities measured at fair value have moved between levels 1 and 2. The Group recognizes changes in levels at the end of the reporting period when the event or change in circumstances that causes the movement between levels occurs.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

	December 31, 2022
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Deposits	34,995	—	—	34,995
Debt securities	2,580,563	1,654,591	1,078	4,236,232
Equity securities	76,007	25	307,851	383,883
Capital contributions	—	—	1,976,474	1,976,474
Beneficiary certificates	45,394	2,398,592	1,458,776	3,902,762
Loans	—	794,723	104,505	899,228
Derivative assets	69,316	8,042,895	93,970	8,206,181
Other financial assets in foreign currency	—	—	41,679	41,679
Others	34,299	—	144,840	179,139

Sub-total	2,840,574	12,890,826	4,129,173	19,860,573

Financial assets at FVTOCI
Debt securities	9,895,456	22,250,302	—	32,145,758
Equity securities	382,257	—	557,065	939,322

Sub-total	10,277,713	22,250,302	557,065	33,085,080

Derivative assets (designated for hedging)	—	37,786	—	37,786

Total	13,118,287	35,178,914	4,686,238	52,983,439

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	35,161	—	—	35,161
Derivative liabilities	11,700	8,883,976	9,449	8,905,125
Securities sold	12,113	—	—	12,113

Sub-total	58,974	8,883,976	9,449	8,952,399

Derivative liabilities (designated for hedging)	—	202,911	—	202,911

Total	58,974	9,086,887	9,449	9,155,310

(*)

Among financial assets and financial liabilities measured at fair value, the amount transferred from Level 2 to Level 1 is 2,835,187 million Won. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed. A change in the judgement of the active market where the financial product was traded resulted the transfer between levels.

Financial assets and liabilities at FVTPL, financial liabilities at FVTPL designated as upon initial recognition, financial assets at FVTOCI, and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group determines the fair value using valuation methods. Valuation methods and input variables for each type of financial instruments are as follows:

1)	Valuation methods and input variables for each type of financial instrument classified into level 2 in March 31, 2023 and December 31, 2022 are as follows:

	Valuation methods	Input variables
Debt securities	Fair value is measured by discounting the future cash flows of debt securities applying the risk-free market rate with credit spread.	Risk-free market rate and credit spread
Beneficiary certificates	The beneficiary certificates classified as Level 2 are measured by net asset value.	Values of underlying assets such as bond
Derivatives	Fair value is measured by models such as option model (Closed form), net asset value, DCF model, etc.	Correlation coefficient, risk-free market rate, forward rate, exchange rate, discount rate
Loans	The future cash flows of debt instruments are measured at a discount by applying the market interest rate applied to entities with similar creditworthiness to the debtor.	Risk-free market rate and credit spread

2)	Valuation methods and input variables for each type of financial instrument classified into level 3 in March 31, 2023 and December 31, 2022 are as follows:

	Valuation methods	Input variables
Loans	Fair value is calculated by using Binomial Tree and LSMC which are a valuation technique commonly used in the market. Also, The future cash flows of debt instruments are measured at a discount by applying the market interest rate applied to entities with similar creditworthiness to the debtor.	Value of underlying assets, Volatility, Credit spread, Discount rate, and permanent growth rate
Debt securities	The future cash flows of debt instruments are measured at a discount by applying the market interest rate applied to entities with similar creditworthiness to debt securities issuers. Fair value is measured by models such as LSMC(Least-Squares Monte Carlo) and Hull-white.	Risk-free market rate, credit spread, discount rate originated credit grade, volatility of stock price, volatility of interest rate
Equity securities, capital contributions and Beneficiary certificates	Among DCF (Discounted Cash Flow) Model, FCFE (Free Cash Flow to Equity) Model, Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, Net Asset Value Method, LSMC, Hull-White, Binomial Tree, and Imputed Market Value Model, more than one method is used given the characteristic of the subject of fair value measurement.	Risk-free market rate, market risk premium, corporate Beta, discount rate originated credit grade, stock prices, volatility of underlying asset, volatility of interest rate, etc
Derivatives	Fair value is measured by models such as option model (Closed form), DCF model, FDM and Monte Carlo Simulation.	Discount rate, values of underlying assets such as foreign exchange rate and stock prices, volatility, etc.
Others	The fair value of the underlying asset, after calculating the fair value using the DCF model, etc., considering the price and volatility of the calculated underlying asset, is calculated using the binomial tree and least-squares Monte Carlo simulation (LSMC), which are commonly used valuation techniques in the market.	Stock prices, volatility of underlying assets, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

1) March 31, 2023

	Fair value measurement technique	Type	Significant unobservable inputs	Range(%)	Impact of changes in significant unobservable inputs on fair value measurement
Derivative assets	Option valuation model and others	Equity related	Correlation coefficient	0.24 ~ 0.68	Variation of fair value increases as correlation coefficient increases.
Derivative liabilities	Option valuation model and others	Equity related	Correlation coefficient	0.24 ~ 0.68	Variation of fair value increases as correlation coefficient increases.
Equity securities, capital contributions, and beneficiary certificates	Binomial Tree		Stock prices, Volatility of underlying asset	25.60%	Variation of fair value increases as volatility of underlying asset and stock price increases.
	DCF model and others		Discount rate	5.03% ~ 17.21%	Fair value increases as discount rate decreases.
			Terminal growth rate	0.00%, 1.00%	Fair value increases as terminal growth rate increases.
			Liquidation value	0.00%	Fair value increases as liquidation value increases.
Others	Binomial Tree		Stock prices, Volatility of underlying asset	21.57% ~ 35.64%	Variation of fair value increases as volatility of underlying asset and stock price increases.

2) December 31, 2022

	Fair value measurement technique	Type	Significant unobservable inputs	Range(%)	Impact of changes in significant unobservable inputs on fair value measurement
Loans	Binomial Tree		Stock prices	46.53%	Variation of fair value increases as volatility of underlying asset and stock price increases.
	DCF model		Discount rate	1.98%~2.18%	Fair value decreases as discount rate increases.
Derivative assets	Option valuation model and others	Equity related	Correlation coefficient	0.21~0.67	Variation of fair value increases as correlation coefficient increases.
Derivative liabilities	Option valuation model and others	Equity related	Correlation coefficient	0.21~0.67	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying asset	11.74% ~ 97.16%	Variation of fair value increases as volatility of underlying assets increases.
Equity securities, capital contributions, and beneficiary certificates	Binomial Tree		Stock prices, Volatility of underlying asset	28.40%	Variation of fair value increases as volatility of underlying asset and stock price increases.
	DCF model and others		Discount rate	0.00%~19.14%	Fair value increases as discount rate decreases.
			Terminal growth rate	0.00%, 1.00%	Fair value increases as terminal growth rate increases.
			Liquidation value	0.00%	Fair value increases as liquidation value increases.
Others	Binomial Tree		Stock prices, Volatility of underlying asset	20.15%~36.19%	Variation of fair value increases as volatility of underlying asset and stock price increases.

Fair value of financial assets and liabilities classified into Level 3 is measured by the Group using its own valuation methods or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Group and the appropriateness of inputs is reviewed regularly.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

(3)	Changes in financial assets and liabilities measured at fair value classified into Level 3 are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2023
	Beginning balance	Business combination	Net income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals / settlements	Transfer to or out of Level 3 (*2)	Ending balance
Financial assets:
Financial assets at FVTPL
Debt securities	1,078	—	6	—	—	—	—	1,084
Equity securities	307,851	8,604	1,747	—	7,279	(73)	—	325,408
Capital contributions	1,976,474	10,446	27,111	—	112,085	(103,292)	—	2,022,824
Beneficiary certificates	1,458,776	—	30,505	—	34,795	10,022	—	1,534,098
Loans	104,505	—	519	—	309,485	(339,648)	—	74,861
Derivative assets	93,970	—	(34,421)	—	71	(3,250)	—	56,370
Other foreign currency financial assets	41,679	—	1,200	—	—	—	—	42,879
Others	144,840	—	5,232	—	5,999	(996)	—	155,075

Sub-total	4,129,173	19,050	31,899	—	469,714	(437,237)	—	4,212,599

Financial assets at FVTOCI
Equity securities	557,065	—	—	(7,586)	137	(2,087)	(23)	547,506
Loans	—	—	—	—	39,698	—	—	39,698
Sub-total	557,065	—	—	(7,586)	39,835	(2,087)	(23)	587,204

Total	4,686,238	19,050	31,899	(7,586)	509,549	(439,324)	(23)	4,799,803

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	9,449	—	7,721	—	71	(8,776)	—	8,465

Total	9,449	—	7,721	—	71	(8,776)	—	8,465

(*1)

For financial liabilities, positive numbers represent losses that increase balance and negative numbers represent gains that decrease balance. The gain amounting to 82,899 million Won for the three- month period ended March 31, 2023, which is from financial assets and liabilities that the Group holds as at the end of the year.

(*2)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

	For the three-month period ended March 31, 2022
	Beginning balance	Net Income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals / settlements	Transfer to or out of Level 3 (*2)	Ending balance
Financial assets:
Financial assets at FVTPL
Debt securities	2,117	89	—	—	—	(1,000)	1,206
Equity securities	303,985	395	—	31,868	(9,199)	—	327,049
Capital contributions	1,287,723	71,682	—	219,163	(49,513)	—	1,529,055
Beneficiary certificates	1,104,074	17,094	—	163,442	(45,129)	—	1,239,481
Loans	213,635	3,777	—	112,411	(147,432)	—	182,391
Derivative assets	29,348	32,208	—	493	(485)	—	61,564
Others	96,191	4,096	—	6,857	(1,163)	1,000	106,981

Sub-total	3,037,073	129,341	—	534,234	(252,921)	—	3,447,727

Financial assets at FVTOCI
Equity securities	581,455	—	(12,511)	141	(26,267)	—	542,818

Total	3,618,528	129,341	(12,511)	534,375	(279,188)	—	3,990,545

Financial liabilities:
Derivative liabilities	4,641	2,402	—	(641)	(2,828)	—	3,574

Total	4,641	2,402	—	(641)	(2,828)	—	3,574

(*1)

For financial liabilities, positive numbers represent losses that increase balance and negative numbers represent gains that decrease balance. The statements of comprehensive income includes gain of 103,979 million Won included in net gain(loss) on financial assets at FVTPL and net gain(loss) on financial assets at FVTOCI pertaining to the assets and liabilities held by the Group at the end of the period.

(*2)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

(4)	Sensitivity analysis results on reasonable fluctuation of the significant unobservable input variables for the fair value of Level 3 financial instruments are as follows.

The sensitivity analysis of the financial instruments has been performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions would have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which resulted from varying the assumptions individually. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) interest rate related derivatives, currency related derivatives, equity related derivatives, equity-linked securities beneficiary certificates and loans of which fair value changes are recognized as net income; (2) equity securities of which fair value changes are recognized as other comprehensive income.

Meanwhile, among the financial instruments that are classified as Level 3 amounting to 4,808,268 million Won and 4,695,688 million Won as of March 31, 2023 and December 31, 2022 respectively, equity instruments of 3,336,936 million Won and 3,196,703 million Won whose carrying amount are considered to represent the reasonable approximation of fair value are excluded from the sensitivity analysis.

The sensitivity on fluctuation of input variables by financial instruments as of March 31, 2023 and December 31, 2022 is as follows (Unit: Korean Won in millions):

	March 31, 2023
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	831	(670)	—	—
Loans (*2)	143	(141)	—	—
Debt securities	5	—	—	—
Equity securities (*2) (*3) (*4)	12,137	(9,214)	—	—
Beneficiary certificates (*4)	737	(737)	—	—
Others (*2)	3,558	(3,471)	—	—
Financial assets at FVTOCI
Equity securities (*3) (*4)	—	—	33,468	(24,647)

Total	17,411	(14,233)	33,468	(24,647)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	19	(13)	—	—

Total	19	(13)	—	—

(*1)

Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical volatility of the stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing the volatility of interest rate, which are major unobservable variables, by 10%.

(*2)	Fair value changes of equity securities are calculated by increasing or decreasing stock prices (-10%~10%) and volatility (-10~10%). The stock prices and volatility are major unobservable variables.
(*3)

Fair value changes of equity securities are calculated by increasing or decreasing terminal growth rate (-0.5%~0.5%) and discount rate (-1~1%) or liquidation value (-1~1%). The growth rate, discount rate, and liquidation value are major unobservable variables.

(*4)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation rate of real estate which is underlying assets and discount rate by 1%.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

	December 31, 2022
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	2,453	(1,993)	—	—
Loans (*2)	203	(200)	—	—
Debt securities	1	—	—	—
Equity securities (*2)(*3)(*4)	10,146	(8,079)	—	—
Beneficiary certificates (*4)	737	(737)	—	—
Others (*2)	2,860	(2,790)	—	—
Financial assets at FVTOCI	—	—	—	—
Equity securities (*3)(*4)	—	—	24,370	(17,579)

Total	16,400	(13,799)	24,370	(17,579)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	41	(39)	—	—

Total	41	(39)	—	—

(*1)

Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical volatility of the stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing the volatility of interest rate, which are major unobservable variables, by 10%.

(*2)	Fair value changes of equity securities are calculated by increasing or decreasing stock prices (-10%~10%) and volatility (-10~10%). The stock prices and volatility are major unobservable variables.
(*3)

Fair value changes of equity securities are calculated by increasing or decreasing terminal growth rate (-0.5%~0.5%) and discount rate (-1~1%) or liquidation value (-1~1%). The growth rate, discount rate, and liquidation value are major unobservable variables.

(*4)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation rate of real estate which is underlying assets and discount rate by 1%.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	March 31, 2023
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	2,485,509	24,269,284	—	26,754,793	27,284,525
Loans and other financial assets at amortized cost	—	11,173,634	343,986,975	355,160,609	355,155,286
Financial liabilities:
Deposits due to customers	—	329,768,230	—	329,768,230	325,922,030
Borrowings	—	28,813,739	1,957,450	30,771,189	30,963,552
Debentures	—	41,656,233	—	41,656,233	42,206,757
Other financial liabilities	—	32,738,240	1,229,508	33,967,748	34,468,211

	December 31, 2022
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	2,652,449	24,623,369	—	27,275,818	28,268,516
Loans and other financial assets at amortized cost	—	6,238,724	345,952,544	352,191,268	355,760,730
Financial liabilities:
Deposits due to customers	—	343,931,576	—	343,931,576	342,105,209
Borrowings	—	26,063,256	2,135,047	28,198,303	28,429,603
Debentures	—	42,918,411	—	42,918,411	44,198,486
Other financial liabilities	—	21,244,664	536,209	21,780,873	22,492,705

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Group determines the fair value by using valuation methods. Valuation methods and input variables for financial assets and liabilities that are measured at amortized cost are given as follows:

	Valuation methods	Input variables
Securities at amortized cost	The fair value is measured by discounting the projected cash flows of debt securities by applying risk-free market rate with credit spread.	Risk-free market rate and credit spread

Loans and other financial assets at amortized cost

The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.

Risk-free market rate, credit spread and prepayment rate

Deposits due to customers, borrowings, debentures and other financial liabilities	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate, credit spread and forward rate

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

(6)	Financial instruments by category

Carrying amounts of financial assets and liabilities by each category are as follows (Unit: Korean Won in millions):

	March 31, 2023
Financial assets	Financial asset at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (designated for hedging)	Total
Deposits	34,856	—	3,961,400	—	3,996,256
Securities	11,579,570	33,707,435	27,284,525	—	72,571,530
Loans	1,264,596	39,698	337,391,677	—	338,695,971
Derivative assets	8,497,873	—	—	64,376	8,562,249
Other financial assets	44,384	—	13,802,208	—	13,846,592

Total	21,421,279	33,747,133	382,439,810	64,376	437,672,598

	March 31, 2023
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (designated for hedging)	Total
Deposits due to customers	34,750	325,922,030	—	325,956,780
Borrowings	105,847	30,963,552	—	31,069,399
Debentures	—	42,206,757	—	42,206,757
Derivative liabilities	8,880,916	—	175,362	9,056,278
Other financial liabilities	—	34,468,211	—	34,468,211

Total	9,021,513	433,560,550	175,362	442,757,425

	December 31, 2022
Financial assets	Financial asset at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (designated for hedging)	Total
Deposits	34,995	—	2,994,672	—	3,029,667
Securities	10,676,985	33,085,080	28,268,516	—	72,030,581
Loans	899,228	—	343,918,560	—	344,817,788
Derivative assets	8,206,181	—	—	37,786	8,243,967
Other financial assets	43,184	—	8,847,497	—	8,890,681

Total	19,860,573	33,085,080	384,029,245	37,786	437,012,684

	December 31, 2022
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (designated for hedging)	Total
Deposits due to customers	35,161	342,105,209	—	342,140,370
Borrowings	12,113	28,429,603	—	28,441,716
Debentures	—	44,198,486	—	44,198,486
Derivative liabilities	8,905,125	—	202,911	9,108,036
Other financial liabilities	—	22,492,707	—	22,492,707

Total	8,952,399	437,226,005	202,911	446,381,315

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

(7)	Income or expense from financial instruments by category

Income or expense from financial assets and liabilities by each category during the three-month periods ended March 31, 2023 and 2022 are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2023
	Interest Income (expense)	Fees and Commissions Income (expense)	Reversal (provision) of credit loss	Gain or loss on transactions and valuation	Dividends, etc.	Total
Financial assets at FVTPL	43,975	(9)	—	238,498	37,765	320,229
Financial assets at FVTOCI	208,248	217	(413)	331	11,315	219,698
Securities at amortized cost	205,206	—	124	—	—	205,330
Loans and other financial assets at amortized cost	4,471,709	144,288	(262,400)	64,306	—	4,417,903
Financial liabilities at amortized cost	(2,707,657)	365	—	—	—	(2,707,292)
Net derivatives (designated for hedging)	—	—	—	41,905	—	41,905

Total	2,221,481	144,861	(262,689)	345,040	49,080	2,497,773

	For the three-month period ended March 31, 2022
	Interest income (expense)	Fees and commissions income	Reversal (provision) of credit loss	Gain(loss) on valuation and transactions	Dividends, etc.	Total
Financial assets at FVTPL	16,673	236	—	115,386	32,447	164,742
Financial assets at FVTOCI	141,591	408	(719)	271	14,576	156,127
Securities at amortized cost	88,964	—	(283)	—	—	88,681
Loans and other financial assets at amortized cost	2,693,530	133,378	(164,537)	48,068	—	2,710,439
Financial liabilities at amortized cost	(951,322)	558	—	—	—	(950,764)
Net derivatives (designated for hedging)	—	—	—	11,117	—	11,117

Total	1,989,436	134,580	(165,539)	174,842	47,023	2,180,342

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

12.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(1)	Investments in associates accounted for using the equity method of accounting are as follows:

		Percentage of ownership (%)
Joint ventures and associates (*4)	Main business	March 31, 2023	December 31, 2022	Location	Financial statements as of
Woori Bank
W Service Networks Co., Ltd. (*1)	Freight & staffing services	4.9	4.9	Korea	2023.02.28	(*5)
Korea Credit Bureau Co., Ltd.(*2)	Credit information	9.9	9.9	Korea	2023.03.31
Korea Finance Security Co., Ltd. (*1)	Security service	15.0	15.0	Korea	2023.02.28	(*5)
Wongwang Co., Ltd. (*3)	Wholesale and real estate	29.0	29.0	Korea	—
Sejin Construction Co., Ltd. (*3)	Construction	29.6	29.6	Korea	—
ARES-TECH Co., Ltd. (*3)	Electronic component manufacturing	23.4	23.4	Korea	—
Beomgyo.,Ltd. (*3)	Telecommunication equipment retail sales	23.1	23.1	Korea	—
NK Eng Co., Ltd. (*3)	Manufacturing	23.1	23.1	Korea	—
Woori Growth Partnerships New Technology Private Equity Fund	Other financial services	23.1	23.1	Korea	2023.03.31
2016KIF-IMM Woori Bank Technology Venture Fund	Other financial services	20.0	20.0	Korea	2023.03.31
K BANK Co., Ltd. (*2)	Finance	12.6	12.6	Korea	2023.03.31
Woori Bank-Company K Korea Movie Asset Fund (*13)	Other financial services	25.0	25.0	Korea	2023.03.31
Partner One Value Up I Private Equity Fund	Other financial services	23.3	23.3	Korea	2023.03.31
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	Other financial services	20.0	20.0	Korea	2023.03.31
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	Other financial services	25.0	25.0	Korea	2023.03.31
LOTTE CARD Co., Ltd.	Credit card and installment financing	20.0	20.0	Korea	2022.12.31	(*5)
Union Technology Finance Investment Association	Other financial investment	29.7	29.7	Korea	2023.03.31
Dicustody Co., Ltd.(*2)	Other information technology and computer operation related services	1.0	1.0	Korea	—
Orient Shipyard Co., Ltd.	Manufacture of sections for ships	22.7	22.7	Korea	2022.12.31	(*5)
Joongang Network Solution Co., Ltd.	Other information technology and computer operation related services	25.3	25.3	Korea	2022.12.31	(*5)
Win Mortgage Co.,LTd.(*1)*12)	Other financial services	4.5	4.5	Korea	2022.12.31	(*5)
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	Other financial services	100.0	100.0	Korea	2023.03.31
BTS 2nd Private Equity Fund	Other financial services	20.0	20.0	Korea	2023.03.31
STASSETS FUND III	Other financial services	28.3	28.3	Korea	2023.03.31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

		Percentage of ownership (%)
Joint ventures and associates (*4)	Main business	March 31, 2023	December 31, 2022	Location	Financial statements as of
Woori Bank (*6)
Japanese Hotel Real Estate Private Equity Fund No.2	Other financial services	19.9	19.9	Korea	2023.03.31
Woori Seoul Beltway Private Special Asset Fund No.1	Trust and collective investment	25.0	25.0	Korea	2023.03.31
Woori General Private Securities Investment Trust(Bond)	Collective investment business	25.0	25.0	Korea	2023.03.31
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	Collective investment business	24.8	24.8	Korea	2023.03.31
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	Collective investment business	8.9	8.9	Korea	2023.03.31
Woori Financial Capital Co., Ltd.
WOORI TAERIM 1st Fund	Other financial services	25.6	25.6	Korea	2023.03.31
Portone-Cape Fund No.1	Other financial services	20.0	20.0	Korea	2023.03.31
KIWOOM WOORI Financial 1st Fund (*7)	Other financial services	9.1	9.1	Korea	2023.03.31
DeepDive WOORI 2021-1 Financial Investment Fund (*7)	Other financial services	11.9	11.9	Korea	2023.03.31
Darwin Green Packaging Private Equity Fund	Other financial services	20.4	20.4	Korea	2023.03.31
DS Power Semicon Private Equity Fund	Other financial services	21.0	21.0	Korea	2023.03.31
Koreawide partners 2nd Private Equity Fund	Other financial services	26.7	26.7	Korea	2023.03.31
Woori Investment Bank Co., Ltd.
Woori FirstValue Private Real Estate Fund No.2	Real estate business	12.0	12.0	Korea	2023.03.31
WooriG Real Infrastructure Blind General Type Private Placement Investment Trust	Investment trust and discretionary investment business	0.1	0.1	Korea	2023.03.31
Woori Asset Management Co. Ltd.
Woori Star50 feeder fund(H)	Collective investment business	17.5	17.9	Korea	2023.03.31
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	Collective investment business	22.2	23.1	Korea	2023.03.31
Woori Together TDF 2025	Collective investment business	23.4	23.6	Korea	2023.03.31
Woori Together TDF 2030	Collective investment business	23.5	23.8	Korea	2023.03.31
Woori Private Equity Asset Management Co., Ltd.
Australia Green Energy 1st PEF(*2)	Other financial services	4.0	0.8	Korea	2023.03.31
Aarden Woori Apparel 1st Private Equity Fund (*2)	Other financial services	0.5	0.5	Korea	2023.03.31
Woori Dyno 1st Private Equity Fund (*2)	Other financial services	19.6	19.6	Korea	2023.03.31
Woori Venture Partners Co., Ltd.(*14)
KTB-KORUS FUND(*9)	Asset Management	37.5	—	Korea	2023.03.31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

		Percentage of ownership (%)
Joint ventures and associates (*4)	Main business	March 31, 2023	December 31, 2022	Location	Financial statements as of
KTB China Platform Fund(*9)(*10)(*11)	Asset Management	18.7	—	Korea	2023.03.31
KTBN Venture Fund No.7(*9)(*10)	Asset Management	20.1	—	Korea	2023.03.31
KTBN Venture Fund No.8(*10)	Asset Management	21.7	—	Korea	2023.03.31
KTBN Digital Contents Korea Fund No.9(*9)(*10)	Asset Management	30.0	—	Korea	2023.03.31
KTBN Media Contents Fund(*9)(*10)(*11)	Asset Management	15.0	—	Korea	2023.03.31
KTB China Synergy Fund(*10)(*11)	Asset Management	15.1	—	Korea	2023.03.31
NAVER-KTB Audio Contents Fund(*11)	Asset Management	1.0	—	Korea	2023.03.31
KTBN Venture Fund No.13(*10)(*11)	Asset Management	19.6	—	Korea	2023.03.31
KTBN Future Contents Fund(*10)(*11)	Asset Management	13.3	—	Korea	2023.03.31
KTBN Venture Fund No.16(*11)	Asset Management	10.3	—	Korea	2023.03.31
KTBN Venture Fund No.18(*11)	Asset Management	10.1	—	Korea	2023.03.31
KB-KTB Technology Venture Fund(*11)	Asset Management	18.2	—	Korea	2023.03.31
DAOL 2022 Scaleup Venture Fund	Asset Management	20.0	—	Korea	2023.03.31
DAOL 2022 Start-up Venture Fund	Asset Management	30.1	—	Korea	2023.03.31
KTB-NHN China Private Equity Fund(*9)	Asset Management	33.3	—	Korea	2023.03.31
KTBN GI Private Equity Fund(*11)	Asset Management	5.0	—	Korea	2023.03.31
Chirochem	Medical material Manufacturing	28.6	—	Korea	2023.03.31
Japanese Hotel Real Estate Private Equity Fund 1
Godo Kaisha Oceanos 1	Other financial services	47.8	47.8	Japan	2023.01.31	(*5)
Woori G Japan Private Placement Real Estate Master Investment Trust No.2
Woori Zip 1	Other financial services	64.0	64.0	Japan	2022.12.31	(*5)
Woori Zip 2	Other financial services	64.0	64.0	Japan	2022.12.31	(*5)
Woori bank and Woori card Co., Ltd. (*6)
Dongwoo C & C Co., Ltd. (*3)	Construction	24.5	24.5	Korea	—
SJCO Co., Ltd. (*3)	Aggregate transportation and wholesale	29.8	29.8	Korea	—
G2 Collection Co., Ltd. (*3)	Wholesale and retail sales	29.2	29.2	Korea	—
KG Fashion Co., Ltd.(*3)(*12)	Manufacturing	20.8	—	Korea	—

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

		Percentage of ownership (%)
Joint ventures and associates (*4)	Main business	March 31, 2023	December 31, 2022	Location	Financial statements as of
Kyesan Engineering Co., Ltd. (*3)	Construction	23.3	23.3	Korea	—
Good Software Lap Co., Ltd. (*3)	Service	29.4	29.4	Korea	—
Force Tech Co.,Ltd.(*8)	Manufacturing	—	23.5	Korea	—
DAEA SNC Co., Ltd. (*3)	Wholesale and retail sales	25.5	25.5	Korea	—
PREXCO Co., Ltd. (*3)	Manufacturing	28.1	28.1	Korea	—
JiWon Plating Co., Ltd. (*3)	Plating	20.8	20.8	Korea	—
Youngdong Sea Food Co., Ltd. (*3)	Processed sea food manufacturing	24.5	24.5	Korea	—
KUM HWA Co., Ltd.	Telecommunication equipment retail sales	20.1	20.1	Korea	2022.12.31	(*5)
Jinmyung Plus Co., Ltd.	Manufacturing	21.3	21.3	Korea	2022.12.31	(*5)
Woori bank and Woori Financial Capital Co., Ltd. (*6)
JC Assurance No.2 Private Equity Fund	Other financial services	23.5	24.4	Korea	2023.03.31
Dream Company Growth no.1 PEF	Other financial services	27.8	27.8	Korea	2023.03.31
HMS-Oriens 1st Fund	Other financial services	22.8	22.8	Korea	2023.03.31
Woori G Senior Loan Private Placement Investment Trust No.1	Collective investment business	21.7	21.7	Korea	2023.03.31
Genesis Eco No.1 Private Equity Fund	Other financial services	29.1	29.0	Korea	2023.03.31
Paratus Woori Material Component Equipment joint venture company	Other financial investment	29.9	29.9	Korea	2023.03.31
Midas No. 8 Private Equity Joint Venture Company	Other financial services	28.5	28.5	Korea	2023.03.31
Orchestra Private Equity Fund IV	Other financial services	28.2	28.2	Korea	2023.03.31
Synaptic Green No.1 PEF	Other financial services	21.1	21.1	Korea	2023.03.31
IGEN2022No. 1 Private Equity Fund	Other financial services	24.8	24.8	Korea	2023.03.31
PCC-Woori LP Secondary Fund	Other financial investment	38.8	38.8	Korea	2023.03.31
Woori Bank and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori-Q Corporate Restructuring Private Equity Fund	Other financial services	35.6	38.1	Korea	2023.03.31
Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Bank Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori-Shinyoung Growth-Cap Private Equity Fund I	Other financial services	35.0	35.0	Korea	2023.03.31

(*1)	Most of the significant business transactions of associates are with the Group as of March 31, 2023 and December 2022.
(*2)	The Group can participate in decision-making body and exercise significant influence over financial policies and operational policies decision making of the associates.
(*3)	There is no investment balance as of March 31, 2023 and December 2022.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

(*4)

Woori G Oncorp Corporate support of Major Industry General Type Private Placement Investment Trust (Type 2) and other 14 joint ventures and associates can exercise significant influence but was classified as an item measured at fair value through profit or loss.

(*5)

The equity method was applied using the most recent financial statements available from the settlement date because no financial statements were available at the end of the reporting period and the significant transactions or events that occurred between the end of the reporting period of the associate and the end of the reporting period of the subsidiary were duly reflected.

(*6)	Two or more subsidiaries may invest or operate to exert significant influence on the decision-making process for activities related to the investee.
(*7)	The Group can participate as a co-GP(General Partner) to exercise significant influence.
(*8)	It was excluded from associates in current period
(*9)	It has been liquidating as of March 31, 2023.
(*10)

In the event of liquidation, if the distribution paid to or to be paid to members falls short of the amount invested, an agreement is made to bear the shortfall in preference to other members within the limit of a certain amount within the investment amount.

(*11)	The Group classified it as an associate because it has significant influence as a general partner of the investment association.
(*12)	It was added to associates in current period.
(*13)	It is scheduled to be dissolved because of liquidation for the year ended December 31, 2021
(*14)	It was newly acquired and incorporated into consolidated subsidiaries in the current period.

(2)	Changes in the carrying value of investments in associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2023
	Acquisition cost	January 1, 2023	Share of profits(losses) and others	Acquisition	Business combination	Disposal/ Reclassification	Dividends	Change in capital	March 31, 2023
W Service Networks Co., Ltd.	108	208	(29)	—	—	—	—	—	179
Korea Credit Bureau Co., Ltd.	3,313	5,709	466	—	—	—	(90)	—	6,085
Korea Finance Security Co., Ltd.	3,267	2,374	(89)	—	—	—	—	1,011	3,296
Woori Growth Partnerships New Technology Private Equity Fund	12,942	10,889	(41)	—	—	—	—	—	10,848
2016KIF-IMM Woori Bank Technology Venture Fund	7,594	9,474	539	—	—	—	—	—	10,013
K BANK Co., Ltd.	236,232	247,789	255	—	—	—	—	2,309	250,353
Woori Bank-Company K Korea Movie Asset Fund	—	239	22	—	—	—	—	—	261
Partner One Value Up I Private Equity Fund	5,039	4,278	(655)	—	—	—	—	—	3,623
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	7,556	10,285	158	—	—	—	—	—	10,443
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,354	4,355	—	—	—	—	—	—	4,355
LOTTE CARD Co.,Ltd.	346,810	514,131	1,448	—	—	—	(13,199)	(1,228)	501,152
Force TEC Co., Ltd. (*)	—	—	—	—	—	—	—	—	—
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	10,000	10,243	68	—	—	—	—	—	10,311
Union Technology Finance Investment Association	13,449	14,462	(176)	—	—	(1,189)	—	—	13,097
KUM HWA Co., Ltd. (*)	—	—	—	—	—	—	—	—	—
Dicustody Co., Ltd.	1	1	—	—	—	—	—	—	1
Jinmyung Plus Co., Ltd.	—	10	4	—	—	—	—	—	14
Orient Shipyard Co., Ltd.	—	—	—	—	—	—	—	—	—

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

	For the three-month period ended March 31, 2023
	Acquisition cost	January 1, 2023	Share of profits(losses) and others	Acquisition	Business combination	Disposal/ Reclassification	Dividends	Change in capital	March 31, 2023
BTS 2nd Private Equity Fund	4,156	2,881	(58)	1,130	—	—	—	—	3,953
Central Network Solutions Co., Ltd.	—	—	—	—	—	—	—	—	—
STASSETS FUND III	1,500	1,230	(78)	—	—	—	—	—	1,152
KG Fashion Co.,Ltd.	—	—	—	—	—	—	—	—	—
Win Mortgage Co.Ltd.	23	—	69	23	—	—	—	—	92
Woori-Q Corporate Restructuring Private Equity Fund	27,063	27,536	1,319	—	—	—	—	—	28,855
Aarden Woori Apparel 1st Private Equity Fund	100	97	36	—	—	—	—	—	133
Woori Dyno 1st Private Equity Fund	2,000	1,994	(3)	—	—	—	—	—	1,991
Australia Green Energy 1st PEF	4,913	4,858	(12)	—	—	—	—	—	4,846
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	1,200	1,074	62	—	—	—	—	—	1,136
Woori Together TDF 2030	2,000	2,033	72	—	—	—	—	—	2,105
Woori Together TDF 2025	2,000	1,990	67	—	—	—	—	—	2,057
WOORI Star50 feeder fund(H)	200	126	14	—	—	—	—	—	140
Portone-Cape Fund No.1	340	464	70	—	—	—	—	—	534
WOORI TAERIM 1st Fund	1,100	988	—	—	—	—	—	—	988
KIWOOM WOORI Financial 1st Investment Fund	1,000	953	(5)	—	—	—	—	—	948
DeepDive WOORI 2021-1 Financial Investment Fund	900	878	(5)	—	—	—	—	—	873
PCC-Woori LP Secondary Fund	10,435	12,984	124	—	—	(4)	—	—	13,104
DS Power Semicon Private Equity Fund	3,000	2,976	220	—	—	—	(218)	—	2,978
Koreawide partners 2nd Private Equity Fund	20,000	20,000	(28)	—	—	—	—	—	19,972
Darwin Green Packaging Private Equity Fund	4,000	3,945	(17)	—	—	—	—	—	3,928
Japanese Hotel Real Estate Private Equity Fund 2	3,174	2,855	(2)	—	—	—	(40)	83	2,896
Woori Seoul Beltway Private Special Asset Fund No.1	10,640	9,874	96	849	—	—	(91)	—	10,728
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	110,000	112,025	3,337	—	—	—	(3,779)	—	111,583
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	10,000	10,182	188	—	—	—	(359)	—	10,011
Woori FirstValue Private Real Estate Fund No.2	9,000	558	(1)	—	—	—	—	—	557
WooriG Real Infrastructure Blind General Type Private Placement Investment Trust	100	102	(1)	—	—	(5)	—	—	96
JC Assurance No.2 Private Equity Fund	19,141	—	—	—	—	—	—	—	—
Dream Company Growth no.1 PEF	7,412	7,861	(12)	—	—	—	—	—	7,849
HMS-Oriens 1st Fund	12,000	13,252	191	—	—	—	—	—	13,443

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

	For the three-month period ended March 31, 2023
	Acquisition cost	January 1, 2023	Share of profits(losses) and others	Acquisition	Business combination	Disposal/ Reclassification	Dividends	Change in capital	March 31, 2023
Woori G Senior Loan Private Placement Investment Trust No.1	78,843	81,861	920	—	—	(866)	(920)	—	80,995
Genesis Eco No.1 Private Equity Fund	12,000	11,216	(89)	—	—	—	—	—	11,127
Paratus Woori Material Component Equipment joint venture company	30,000	17,250	(65)	—	—	—	—	—	17,185
Midas No. 8 Private Equity Joint Venture	18,735	18,713	(58)	—	—	—	—	—	18,655
CompanyOrchestra Private Equity Fund IV	9,878	9,698	(37)	—	—	—	—	—	9,661
Synaptic Green No.1 PEF	8,000	7,793	(36)	—	—	—	—	—	7,757
Woori-Shinyoung Growth-Cap Private Equity Fund I	43,089	43,274	(1,229)	—	—	—	—	(77)	41,968
IGEN2022No. 1 Private Equity Fund	8,000	8,010	(35)	—	—	—	—	—	7,975
Woori General Private Securities Investment Trust(Bond)	50,000	—	201	50,000	—	—	—	—	50,201
KTB-KORUS FUND	3,626	—	—	—	3,626	—	—	—	3,626
KTB China Platform Fund	17,023	—	—	—	17,023	—	—	—	17,023
KTBN Venture Fund No.7	16,972	—	—	—	16,972	—	—	—	16,972
KTBN Venture Fund No.8	3,325	—	—	—	3,325	—	—	—	3,325
KTBN Digital Contents Korea Fund No.9	5,329	—	—	—	5,329	—	—	—	5,329
KTBN Media Contents Fund	330	—	—	—	330	—	—	—	330
KTB China Synergy Fund	21,629	—	—	—	21,629	—	—	—	21,629
NAVER-KTB Audio Contents Fund	284	—	—	—	284	—	—	—	284
KTBN Venture Fund No.13	13,279	—	—	—	13,279	—	—	—	13,279
KTBN Future Contents Fund	3,892	—	—	—	3,892	—	—	—	3,892
KTBN Venture Fund No.16	17,546	—	—	—	17,546	—	—	—	17,546
KTBN Venture Fund No.18	23,458	—	—	—	23,458	—	—	—	23,458
KB-KTB Technology Venture Fund	5,755	—	—	—	5,755	—	—	—	5,755
DAOL 2022 Scaleup Venture Fund	355	—	—	—	355	—	—	—	355
DAOL 2022 Start-up Venture Fund	2,564	—	—	—	2,564	—	—	—	2,564
KTB-NHN China Private Equity Fund	1,272	—	—	—	1,272	—	—	—	1,272
KTBN GI Private Equity Fund	189	—	—	—	189	—	—	—	189
Chirochem	102	—	—	—	102	—	—	—	102
Woori Zip 1	9,131	8,690	(60)	—	—	(123)	—	255	8,762
Woori Zip 2	12,681	12,180	(21)	—	—	(247)	—	356	12,268
Godo Kaisha Oceanos 1	10,800	8,788	28	—	—	—	(236)	—	8,580

	1,346,149	1,305,636	7,132	52,002	136,930	(2,434)	(18,932)	2,709	1,483,043

(*)

POSTECH shares, which did not recognize a loss of 50 million Won due to the discontinuation of the equity method during the current period, were disposed of. As a result of discontinuation of the equity method, related companies’ losses amount not recognized is 2 million Won for KUM HWA Co., Ltd. and cumulated amount is 3,473 million Won for Orient Shipyard Co., Ltd. and 4 million Won for KUM HWA Co., Ltd..

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

	For the three-month period ended March 31, 2022
	Acquisition cost	January 1, 2022	Share of profits(losses) and others	Acquisition	Disposal/ Reclassification	Dividends	Change in capital	March 31, 2022
W Service Networks Co., Ltd.	108	183	(46)	—	—	—	—	137
Korea Credit Bureau Co., Ltd.	3,313	9,423	(4,745)	—	—	—	—	4,678
Korea Finance Security Co., Ltd.	3,267	3,101	(171)	—	—	—	—	2,930
Woori Growth Partnerships New Technology Private Equity Fund	14,991	12,448	(47)	—	—	—	—	12,401
2016KIF-IMM Woori Bank Technology Venture Fund	8,056	12,630	(416)	—	(340)	(616)	—	11,258
K BANK Co., Ltd.	236,232	239,493	2,218	—	—	—	(936)	240,775
Woori Bank-Company K Korea Movie Asset Fund	—	345	—	—	—	—	—	345
Partner One Value Up I Private Equity Fund	5,039	6,576	(1,329)	—	—	—	—	5,247
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	9,736	11,153	101	—	—	—	—	11,254
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,255	4,254	—	—	—	—	—	4,254
LOTTE CARD Co.,Ltd.	346,810	458,295	6,653	—	—	(12,960)	1,764	453,752
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,000	10,070	27	—	—	—	—	10,097
Genesis Environmental Energy Company 1st Private Equity Fund	—	4,126	(41)	—	(3,738)	(347)	—	—
Union Technology Finance Investment Association	15,000	12,388	(88)	2,250	—	—	—	14,550
Dicustody Co., Ltd.	1	1	—	—	—	—	—	1
Japanese Hotel Real Estate Private Equity Fund 2	3,291	3,196	110	—	—	(72)	(160)	3,074
Woori Seoul Beltway Private Special Asset Fund	8,198	7,551	44	687	—	(40)	—	8,242
Woori Multi Return Private Securities Investment Trust 3(Balanced Bond)	10,000	10,023	64	—	—	—	—	10,087
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	170,000	151,822	477	20,000	—	(1,972)	—	170,327
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	10,000	—	74	10,000	—	(48)	—	10,026
WOORI TAERIM 1st Fund	1,100	991	(3)	—	—	—	—	988
Portone-Cape Fund No.1	340	489	(20)	—	—	—	—	469
KIWOOM WOORI Financial 1st Investment Fund	1,000	973	(5)	—	—	—	—	968
DeepDive WOORI 2021-1 Financial Investment Fund	1,000	993	(5)	—	—	—	—	988
Darwin Green Packaging Private Equity Fund	4,000	3,957	(18)	—	—	—	—	3,939
DS Power Semicon Private Equity Fund	3,000	—	(27)	3,000	—	—	—	2,973
Woori FirstValue Private Real Estate Fund No.2	9,000	763	—	—	—	—	—	763
Woori High plus G.B. Securities Feeder Fund1(G.B.)	100	100	—	—	—	—	—	100
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	1,200	—	(49)	—	—	—	1,235	1,186
Woori Together TDF 2025	2,000	—	3	—	—	—	2,193	2,196
Woori Together TDF 2030	2,000	—	17	—	—	—	2,247	2,264
Woori Hanhwa Eureka Private Equity Fund	86	327	(32)	—	(102)	—	—	193
Aarden Woori Apparel 1st Private Equity Fund	100	99	—	—	—	—	—	99
Woori Dyno 1st Private Equity Fund	2,000	—	(3)	2,000	—	—	—	1,997

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

	For the three-month period ended March 31, 2022
	Acquisition cost	January 1, 2022	Share of profits(losses) and others	Acquisition	Disposal/ Reclassification	Dividends	Change in capital	March 31, 2022
Godo Kaisha Oceanos 1	10,800	9,905	15	—	—	(128)	(46)	9,746
Woori Zip 1	10,143	10,496	12	—	—	—	(382)	10,126
Woori Zip 2	14,254	14,732	(15)	—	—	—	(536)	14,181
Force TEC Co., Ltd. (*)	—	—	(16)	—	—	—	16	—
KUM HWA Co., Ltd. (*)	—	—	—	—	—	—	—	—
Jinmyung Plus Co., Ltd	—	—	25	—	—	—	—	25
JC Assurance No.2 Private Equity Fund	29,349	17,728	(17,728)	—	—	—	—	—
Dream Company Growth no.1 PEF	7,706	7,914	(12)	—	—	—	—	7,902
HMS-Oriens 1st Fund	12,000	12,007	624	—	—	—	—	12,631
Woori G Senior Loan No.1	81,792	88,029	966	14,073	(19,888)	(857)	—	82,323
Genesis Eco No.1 Private Equity Fund	11,805	11,120	42	—	—	—	—	11,162
Paratus Woori Materials, Parts, Equipments Private Equity Fund	17,700	17,493	(58)	—	—	—	—	17,435
Midas No. 8 Private Equity Joint Venture Company	19,000	18,968	(65)	—	—	—	—	18,903
Orchestra Private Equity Fund IV	10,000	—	(186)	10,000	—	—	—	9,814
Synaptic Green No.1 PEF	8,000	—	(3)	8,000	—	—	—	7,997
PCC-Woori LP Secondary Fund	10,100	12,350	144	—	—	—	—	12,494
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	50,000	73,787	(3,091)	—	(21,606)	(190)	—	48,900
Woori-Q Corporate Restructuring Private Equity Fund	26,528	46,155	3,599	—	(21,161)	—	—	28,593
Woori-Shinyoung Growth-Cap Private Equity Fund I	17,018	28,713	(125)	—	—	—	—	28,588

	1,221,418	1,335,167	(13,129)	70,010	(66,835)	(17,230)	5,395	1,313,378

(*)

As a result of discontinuation of the equity method, related companies’ losses amount not recognized is 60 million Won for Force TEC Co., Ltd. and 2 million Won for KUM HWA Co., Ltd. and cumulated amount is 857 million Won for Force TEC Co., Ltd. and 4 million Won for KUM HWA Co., Ltd..

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

(3)	Summary financial information relating to investments in associates accounted for using the equity method of accounting is as follows (Unit: Korean Won in millions):

	March 31, 2023
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income(loss)	Total comprehensive income(loss)
W Service Networks Co., Ltd.	6,608	2,971	3,689	220	—	220
Korea Credit Bureau Co., Ltd.	132,324	73,431	37,262	4,497	—	4,497
Korea Finance Security Co., Ltd.	35,735	13,768	8,519	(395)	—	(395)
Woori Growth Partnerships New Technology Private Equity Fund	47,394	385	—	(177)	—	(177)
2016KIF-IMM Woori Bank Technology Venture Fund	50,303	237	3,604	2,693	—	2,693
K BANK Co., Ltd.	18,748,643	16,930,107	137,563	9,515	11,093	20,608
Woori Bank-Company K Korea Movie Asset Fund(*1)	1,045	—	93	88	—	88
Partner One Value Up I Private Equity Fund	15,677	97	(2,717)	(2,815)	—	(2,815)
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	52,395	183	964	775	—	775
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,717	98	—	(93)	—	(93)
LOTTE CARD Co.,Ltd.(*2)	21,208,699	18,401,970	2,317,260	275,327	43,162	318,489
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	10,314	1	218	213	—	213
Union Technology Finance Investment Association	44,374	273	2,245	1,952	—	1,952
KUM HWA Co., Ltd.	4	167	—	(16)	—	(16)
Dicustody Co., Ltd.	94	—	—	(1)	—	(1)
Jinmyung Plus Co., Ltd.	538	470	224	11	—	11
Orient Shipyard Co., Ltd.	10,832	27,225	—	—	—	—
BTS 2nd Private Equity Fund	20,040	274	—	(289)	—	(289)
Central Network Solutions Co., Ltd.	1,534	3,191	6,986	132	—	132
STASSETS FUND III	4,376	306	26	(277)	—	(277)
KG Fashion Co.,Ltd	3,035	2,918	3,241	180	—	180
Win Mortgage Co.Ltd	1,534	3,191	6,986	132	—	132
Australia Green Energy 1st PEF	122,331	19	116	(307)	—	(307)
Woori Dyno 1st Private Equity Fund	10,191	40	52	12	—	12
Aarden Woori Apparel 1st Private Equity Fund	28,458	84	—	(89)	—	(89)
PCC-Woori LP Secondary Fund	33,890	158	438	276	—	276
DS Power Semicon Private Equity Fund	14,235	39	900	861	—	861
Koreawide partners 2nd Private Equity Fund	77,416	2,519	—	—	—	—
WOORI Star50 feeder fund(H)	809	—	130	81	—	81
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	5,200	79	367	284	—	284
Woori Together TDF 2030	13,270	4,256	1,079	268	—	268
Woori Together TDF 2025	13,447	4,610	1,070	252	—	252
DeepDive WOORI 2021-1 Financial Investment Fund	7,375	39	—	(39)	—	(39)
KIWOOM WOORI Financial 1st Investment Fund	10,486	54	—	(54)	—	(54)
WOORI TAERIM 1st Fund	4,047	185	—	—	—	—
Portone-Cape Fund No.1	2,770	100	—	280	—	280
Darwin Green Packaging Private Equity Fund	19,259	11	—	(84)	—	(84)
Japanese Hotel Real Estate Private Equity Fund 2	14,592	13	—	(2)	419	417
Woori Seoul Beltway Private Special Asset Fund No.1	42,914	2	397	385	—	385
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	526,834	76,116	9,455	8,903	—	8,903

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

	March 31, 2023
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income(loss)	Total comprehensive income(loss)
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	117,592	4,615	2,142	2,063	—	2,063
Woori FirstValue Private Real Estate Fund No.2	66,998	62,357	3	(7)	—	(7)
WooriG Real Infrastructure Blind General Type Private Placement Investment Trust	74,790	57	816	757	—	757
JC Assurance No.2 Private Equity Fund	121,697	—	—	—	—	—
Dream Company Growth no.1 PEF	28,300	43	—	(43)	—	(43)
HMS-Oriens 1st Fund	58,930	3	976	838	—	838
Woori G Senior Loan Private Placement Investment Trust No.1	374,120	23	4,485	4,224	—	4,224
Genesis Eco No.1 Private Equity Fund	38,390	—	—	(308)	—	(308)
Paratus Woori Material Component Equipment joint venture company	58,308	830	—	(216)	—	(216)
Midas No. 8 Private Equity Joint Venture	65,721	233	28	(205)	—	(205)
Company Orchestra Private Equity Fund IV	34,303	6	—	(130)	—	(130)
Synaptic Green No.1 PEF	36,850	5	1	(172)	—	(172)
Woori-Q Corporate Restructuring Private Equity Fund	82,094	487	—	(487)	—	(487)
Woori-Shinyoung Growth-Cap Private Equity Fund I	120,605	607	(3,210)	(3,513)	—	(3,513)
IGEN2022No. 1 Private Equity Fund	32,228	129	—	(130)	—	(130)
Woori General Private Securities Investment Trust(Bond)	398,636	197,833	997	803	—	803
Woori Zip 1	47,083	33,113	504	(96)	—	(96)
Woori Zip 2	66,475	47,014	773	(33)	—	(33)
Godo Kaisha Oceanos 1	63,312	45,364	702	59	—	59
KTB-KORUS Fund	9,669	—	—	—	—	—
KTB overseas expansion Platform fund	91,057	1	2	1	—	1
KTBN Venture Investment Association No.7	84,487	—	2,057	1,625	—	1,625
KTBN Investment Association No.8	15,351	57	3,595	(815)	—	(815)
KTBN Digital Contents Korea Investment Association No.9	19,398	1,634	56	(2,037)	—	(2,037)
KTBN Media Contents Investment Association	2,198	—	93	93	—	93
KTBN Investment Association No.11	152,546	8,927	173	(554)	—	(554)
NAVER-KTB Audio Contents Association	28,531	164	1	(163)	—	(163)
KTBN Venture Investment Association No.13	67,930	207	1,148	1,131	—	1,131
KTBN Future Contents Association	29,441	251	8	(243)	—	(243)
KTBN Venture Investment Association No.16	171,549	477	1,412	1,232	—	1,232
KTBN Venture Investment Association No.18	231,891	602	825	1,513	—	1,513
KB-KTB	31,928	277	54	(226)	—	(226)
Daol Scale-up Fund 2022	1,778	3	20	(690)	—	(690)
Daol Start-up Fund 2022	8,517	2	13	(142)	—	(142)
KTB-NHN China Private Equity Funds	3,822	7	—	(4)	—	(4)
KTB-NGI Private Equity Funds	3,791	2	—	(699)	—	(699)
Chirochem Co.,Ltd.	732	375	4,215	148	—	148

(*1)	It is scheduled to be dissolved because of liquidation for the year ended December 31, 2021
(*2)	The amount is after reflecting the fair value adjustment that occurred when acquiring the shares and the adjustments that occurred by difference of accounting policies with the Group.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

	December 31, 2022
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income(loss)	Total comprehensive income(loss)
W Service Networks Co., Ltd.	7,052	2,825	19,697	1,215	—	1,215
Korea Credit Bureau Co., Ltd.	155,165	100,065	144,907	13,809	—	13,809
Korea Finance Security Co., Ltd.	28,792	12,964	47,043	(3,856)	—	(3,856)
Woori Growth Partnerships New Technology Private Equity Fund	47,394	208	2,978	2,185	—	2,185
2016KIF-IMM Woori Bank Technology Venture Fund	47,979	609	665	(7,839)	—	(7,839)
K BANK Co., Ltd.	16,694,289	14,896,426	491,880	91,059	(32,156)	58,903
Woori Bank-Company K Korea Movie Asset Fund (*1)	989	33	462	324	—	324
Partner One Value Up I Private Equity Fund	18,395	—	(9,431)	(9,831)	—	(9,831)
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	51,804	385	8,092	7,288	—	7,288
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,811	95	1	(383)	—	(383)
LOTTE CARD Co., Ltd. (*2)	19,983,059	17,179,093	1,925,577	268,096	43,162	311,258
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	10,246	1	218	170	—	170
Union Technology Finance Investment Association	48,991	299	2,300	632	—	632
Dicustody Co., Ltd.	95	—	—	(3)	—	(3)
Orient Shipyard Co., Ltd.	10,832	27,225	—	(16,467)	—	(16,467)
BTS 2nd Private Equity Fund	15,012	608	1	(725)	—	(725)
STASSETS FUND III	4,660	313	37	(953)	—	(953)
Japanese Hotel Real Estate Private Equity Fund 2	14,387	13	1,050	968	(1,186)	(218)
Woori Seoul Beltway Private Special Asset Fund No.1	39,497	2	1,028	984	—	984
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	468,357	67,022	14,189	11,804	—	11,804
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	115,781	4,508	1,899	1,763	—	1,763
WOORI TAERIM 1st Fund	4,047	185	—	(13)	—	(13)
Portone-Cape Fund No.1	2,344	26	—	(129)	—	(129)
KIWOOM WOORI Financial 1st Investment Fund	10,597	111	1	(222)	—	(222)
DeepDive WOORI 2021-1 Financial Investment Fund	7,412	37	57	(103)	—	(103)
Darwin Green Packaging Private Equity Fund	19,332	—	2,215	1,904	—	1,904
DS Power Semicon Private Equity Fund	14,230	44	1,185	937	—	937
Koreawide partners 2nd Private Equity Fund	77,039	2,038	3,020	1	—	1
Woori FirstValue Private Real Estate Fund No.2	67,005	62,357	3	(54)	—	(54)
WooriG Real Infrastructure Blind General Type Private Placement Investment Trust	73,064	56	3,140	2,874	—	2,874
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	4,667	12	389	(636)	—	(636)
Woori Together TDF 2025	8,513	16	1,287	(1,018)	—	(1,018)
Woori Together TDF 2030	8,615	—	1,352	(1,108)	—	(1,108)
WOORI Star50 feeder fund(H)	709	—	48	(480)	—	(480)
Aarden Woori Apparel 1st Private Equity Fund	20,750	89	8	(325)	—	(325)
Woori Dyno 1st Private Equity Fund	10,212	43	200	(31)	—	(31)
Australia Green Energy 1st PEF	122,634	14	30	(1,380)	—	(1,380)
Godo Kaisha Oceanos 1	63,741	45,358	2,942	176	—	176
Woori Zip 1	48,309	34,346	2,085	(215)	—	(215)
Woori Zip 2	68,388	48,927	3,069	(198)	—	(198)
Force TEC Co., Ltd.	10,489	24,804	25,182	(2,664)	—	(2,664)
KUM HWA Co., Ltd.	4	159	—	(8)	—	(8)
Jinmyung Plus Co.,Ltd.	696	649	177	(9)	—	(9)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

	December 31, 2022
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income(loss)	Total comprehensive income(loss)
JC Assurance No.2 Private Equity Fund	122,015	3	—	(929)	—	(929)
Dream Company Growth no.1 PEF	28,351	50	1,695	1,506	—	1,506
HMS-Oriens 1st Fund	58,095	6	3,829	3,279	—	3,279
Woori G Senior Loan Private Placement Investment Trust No.1	378,145	23	18,584	17,496	—	17,496
Genesis Eco No.1 Private Equity Fund	38,700	5	48	(593)	—	(593)
Paratus Woori Material Component Equipment joint venture company	58,311	617	7	(812)	—	(812)
Midas No. 8 Private Equity Joint Venture Company	65,936	242	1,928	977	—	977
Orchestra Private Equity Fund IV	34,427	—	1,580	878	—	878
Synaptic Green No.1 PEF	37,017	—	4	(983)	—	(983)
IGEN2022No. 1 Private Equity Fund	32,362	122	3,166	2,616	—	2,616
PCC-Woori LP Secondary Fund	33,591	168	6,127	1,152	—	1,152
Woori-Q Corporate Restructuring Private Equity Fund	75,973	418	3,019	(4,696)	—	(4,696)
Woori-Shinyoung Growth-Cap Private Equity Fund I	123,824	312	41,780	40,544	—	40,544

(*1)	It is scheduled to be dissolved because of liquidation for the year ended December 31, 2021
(*2)	The amount is after reflecting the fair value adjustment that occurred when acquiring the shares and the adjustments that occurred by difference of accounting policies with the Group.

(4)	The entities that the Group has not applied equity method of accounting although the Group’s ownership interest is more than 20% as of March 31, 2023 and December 31, 2022 are as follows:

	March 31, 2023
Associate (*)	Number of shares owned	Ownership (%)
CL Tech Co., Ltd.	10,191	28.6

(*)

Although the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, accordingly it is excluded from the investment in joint ventures and associates.

	December 31, 2022
Associate (*)	Number of shares owned	Ownership (%)
CL Tech Co., Ltd.	10,191	28.6

(*)

Although the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, accordingly it is excluded from the investment in joint ventures and associates.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

(5)

As of March 31, 2023 and December 31, 2022, the reconciliations from the net assets of the associates to the carrying amount of the shares of the investment in joint ventures and associates are as follows (Unit: Korean Won in millions except for ownership):

	March 31, 2023
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
W Service Networks Co., Ltd.	3,637	4.9	179	—	—	—	179
Korea Credit Bureau Co., Ltd.	58,893	9.9	5,838	246	—	1	6,085
Korea Finance Security Co., Ltd.	21,967	15.0	3,295	—	—	1	3,296
Woori Growth Partnerships New Technology Private Equity Fund	47,008	23.1	10,848	—	—	—	10,848
2016KIF-IMM Woori Bank Technology Venture Fund	50,066	20.0	10,013	—	—	—	10,013
K BANK Co., Ltd.	1,816,655	12.6	228,458	21,894	—	1	250,353
Woori Bank-Company K Korea Movie Asset Fund	1,045	25.0	261	—	—	—	261
Partner One Value Up I Private Equity Fund	15,580	23.3	3,623	—	—	—	3,623
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	52,211	20.0	10,442	—	—	1	10,443
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,618	25.0	3,905	—	—	450	4,355
LOTTE CARD Co., Ltd.	2,505,762	20.0	501,152	—	—	—	501,152
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	10,313	100.0	10,312	—	—	(1)	10,311
Union Technology Finance Investment Association	44,101	29.7	13,099	—	—	(2)	13,097
KUM HWA Co., Ltd. (*)	(163)	20.1	(33)	—	—	33	—
Dicustody Co., Ltd.	94	1.0	1	—	—	—	1
Jinmyung Plus Co., Ltd.	68	21.3	14	—	—	—	14
Orient Shipyard Co., Ltd.	(16,393)	22.7	(3,726)	—	—	3,726	—
BTS 2nd Private Equity Fund	19,766	20.0	3,953	—	—	—	3,953
Central Network Solutions Co., Ltd.	(1,657)	25.3	(420)	—	—	420	—
STASSETS FUND III	4,071	28.3	1,152	—	—	—	1,152
KG Fashion Co., Ltd	117	20.8	24	—	—	(24)	—
Win Mortgage Co. Ltd	2,028	4.5	91	—	—	1	92
Woori-Q Corporate Restructuring Private Equity Fund	81,607	35.6	28,855	—	—	—	28,855
Aarden Woori Apparel 1st Private Equity Fund	28,374	0.5	133	—	—	—	133
Woori Dyno 1st Private Equity Fund	10,151	19.6	1,991	—	—	—	1,991
Australia Green Energy 1st PEF	122,312	4.0	4,846	—	—	—	4,846
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	5,121	22.2	1,136	—	—	—	1,136
Woori Together TDF 2030	9,014	23.5	2,105	—	—	—	2,105
Woori Together TDF 2025	8,837	23.4	2,057	—	—	—	2,057
WOORI Star50 feeder fund(H)	809	17.5	140	—	—	—	140
Portone-Cape Fund No.1	2,670	20.0	534	—	—	—	534
WOORI TAERIM 1st Fund	3,862	25.6	988	—	—	—	988

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

	March 31, 2023
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
KIWOOM WOORI Financial 1st Investment Fund	10,432	9.1	948	—	—	—	948
DeepDive WOORI 2021-1 Financial Investment Fund	7,336	11.9	873	—	—	—	873
PCC-Woori LP Secondary Fund	33,731	38.8	13,104	—	—	—	13,104
DS Power Semicon Private Equity Fund	14,196	21.0	2,978	—	—	—	2,978
Koreawide partners 2nd Private Equity Fund	74,897	26.7	19,972	—	—	—	19,972
Darwin Green Packaging Private Equity Fund	19,248	20.4	3,928	—	—	—	3,928
Japanese Hotel Real Estate Private Equity Fund 2	14,579	19.9	2,896	—	—	—	2,896
Woori Seoul Beltway Private Special Asset Fund No.1	42,912	25.0	10,728	—	—	—	10,728
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	450,718	24.8	111,583	—	—	—	111,583
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	112,977	8.9	10,011	—	—	—	10,011
Woori FirstValue Private Real Estate Fund No.2	4,641	12.0	557	—	—	—	557
WooriG Real Infrastructure Blind General Type Private Placement Investment Trust	74,733	0.1	96	—	—	—	96
JC Assurance No.2 Private Equity Fund	121,697	23.5	28,630	—	(28,630)	—	—
Dream Company Growth no.1 PEF	28,257	27.8	7,849	—	—	—	7,849
HMS-Oriens 1st Fund	58,927	22.8	13,443	—	—	—	13,443
Woori G Senior Loan Private Placement Investment Trust No.1	374,097	21.7	80,995	—	—	—	80,995
Genesis Eco No.1 Private Equity Fund	38,390	29.1	11,127	—	—	—	11,127
Paratus Woori Material Component Equipment joint venture company	57,478	29.9	17,185	—	—	—	17,185
Midas No. 8 Private Equity Joint Venture	65,488	28.5	18,655	—	—	—	18,655
CompanyOrchestra Private Equity Fund IV	34,297	28.2	9,661	—	—	—	9,661
Synaptic Green No.1 PEF	36,845	21.1	7,757	—	—	—	7,757
Woori-Shinyoung Growth-Cap Private Equity Fund I	119,998	35.0	41,967	—	—	1	41,968
IGEN2022No. 1 Private Equity Fund	32,099	24.8	7,975	—	—	—	7,975
Woori General Private Securities Investment Trust(Bond)	200,803	25.0	50,201	—	—	—	50,201
KTB-KORUS FUND	9,669	37.5	3,626	—	—	—	3,626
KTB China Platform Fund	91,056	18.7	17,023	—	—	—	17,023
KTBN Venture Fund No.7	84,487	20.1	16,972	—	—	—	16,972
KTBN Venture Fund No.8	15,294	21.7	3,325	—	—	—	3,325
KTBN Digital Contents Korea Fund No.9	17,764	30.0	5,329	—	—	—	5,329
KTBN Media Contents Fund	2,198	15.0	330	—	—	—	330

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

	March 31, 2023
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
KTB China Synergy Fund	143,619	15.1	21,629	—	—	—	21,629
NAVER-KTB Audio Contents Fund	28,367	1.0	284	—	—	—	284
KTBN Venture Fund No.13	67,723	19.6	13,279	—	—	—	13,279
KTBN Future Contents Fund	29,190	13.3	3,892	—	—	—	3,892
KTBN Venture Fund No.16	171,072	10.3	17,546	—	—	—	17,546
KTBN Venture Fund No.18	231,289	10.1	23,458	—	—	—	23,458
KB-KTB Technology Venture Fund	31,651	18.2	5,755	—	—	—	5,755
DAOL 2022 Scaleup Venture Fund	1,775	20.0	355	—	—	—	355
DAOL 2022 Start-up Venture Fund	8,515	30.1	2,564	—	—	—	2,564
KTB-NHN China Private Equity Fund	3,815	33.3	1,272	—	—	—	1,272
KTBN GI Private Equity Fund	3,789	5.0	189	—	—	—	189
Chirochem Co., Ltd.	357	28.6	102	—	—	—	102
Woori Zip 1	13,970	63.9	8,762	—	—	—	8,762
Woori Zip 2	19,461	63.8	12,268	—	—	—	12,268
Godo Kaisha Oceanos 1	17,948	47.8	8,580	—	—	—	8,580

(*)	The net asset equity amount is after the debt-for-equity swap, non-controlling etc.

	December 31, 2022
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
W Service Networks Co., Ltd.	4,227	4.9	209	—	—	(1)	208
Korea Credit Bureau Co., Ltd.	55,100	9.9	5,462	246	—	1	5,709
Korea Finance Security Co., Ltd.	15,828	15.0	2,374	—	—	—	2,374
Woori Growth Partnerships New Technology Private Equity Fund	47,185	23.1	10,889	—	—	—	10,889
2016KIF-IMM Woori Bank Technology Venture Fund	47,370	20.0	9,474	—	—	—	9,474
K BANK Co., Ltd. (*)	1,796,269	12.6	225,894	21,894	—	1	247,789
Woori Bank-Company K Korea Movie Asset Fund	957	25.0	239	—	—	—	239
Partner One Value Up Ist Private Equity Fund	18,395	23.3	4,278	—	—	—	4,278
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	51,419	20.0	10,284	—	—	1	10,285
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,716	25.0	3,929	—	—	426	4,355
LOTTE CARD Co., Ltd. (*)	2,570,656	20.0	514,131	—	—	—	514,131
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,245	100.0	10,244	—	—	(1)	10,243
Union Technology Finance Investment Association	48,692	29.7	14,463	—	—	(1)	14,462
Dicustody Co., Ltd.	95	1.0	1	—	—	—	1
Orient Shipyard Co., Ltd.	(16,393)	22.7	(3,721)	—	—	3,721	—
BTS 2nd Private Equity Fund	14,405	20.0	2,881	—	—	—	2,881
STASSETS FUND III	4,347	28.3	1,230	—	—	—	1,230

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

	December 31, 2022
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Japanese Hotel Real Estate Private Equity Fund No.2	14,374	19.9	2,855	—	—	—	2,855
Woori Seoul Beltway Private Special Asset Fund No.1	39,495	25.0	9,874	—	—	—	9,874
Woori Short-term Bond Securities Investment Trust (Bond) ClassC-F	401,335	27.9	112,025	—	—	—	112,025
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	111,273	9.2	10,182	—	—	—	10,182
WOORI TAERIM 1st Fund	3,862	25.6	988	—	—	—	988
Portone-Cape Fund No.1	2,318	20.0	464	—	—	—	464
KIWOOM WOORI Financial 1st Investment Fund	10,486	9.1	953	—	—	—	953
DeepDive WOORI 2021-1 Financial Investment Fund	7,375	11.9	878	—	—	—	878
Darwin Green Packaging Private Equity Fund	19,332	20.4	3,945	—	—	—	3,945
DS Power Semicon Private Equity Fund	14,186	21.0	2,976	—	—	—	2,976
Koreawide partners 2nd Private Equity Fund	75,001	26.7	20,000	—	—	—	20,000
Woori FirstValue Private Real Estate Fund No.2	4,648	12.0	558	—	—	—	558
Woori G Real Infrastructure Blind General Type Private Placement Investment Trust	73,008	0.1	102	—	—	—	102
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	4,655	23.1	1,074	—	—	—	1,074
Woori Together TDF 2025	8,497	23.6	1,990	—	—	—	1,990
Woori Together TDF 2030	8,615	23.8	2,033	—	—	—	2,033
WOORI Star50 feeder fund(H)	709	17.9	126	—	—	—	126
Aarden Woori Apparel 1st Private Equity Fund	20,661	0.5	97	—	—	—	97
Woori Dyno 1st Private Equity Fund	10,169	19.6	1,994	—	—	—	1,994
Australia Green Energy 1st PEF	122,620	4.0	4,858	—	—	—	4,858
Godo Kaisha Oceanos 1	18,383	47.8	8,788	—	—	—	8,788
Woori Zip 1	13,963	64.0	8,690	—	—	—	8,690
Woori Zip 2	19,461	64.0	12,180	—	—	—	12,180
Force TEC	(14,315)	24.5	(3,513)	—	—	3,513	—
KUM HWA Co., Ltd.	(155)	20.1	(31)	—	—	31	—
Jinmyung Plus Co., Ltd.	47	21.3	10	—	—	—	10
JC Assurance No.2 Private Equity Fund	122,012	23.5	17,728	—	(17,728)	—	—
Dream Company Growth no.1 PEF	28,301	27.8	7,861	—	—	—	7,861
HMS-Oriens 1st Fund	58,089	22.8	13,252	—	—	—	13,252
Woori G Senior Loan General Type Private Investment Trust No.1	378,122	21.7	81,861	—	—	—	81,861
Genesis Eco No.1 Private Equity Fund	38,695	29.0	11,216	—	—	—	11,216
Paratus Woori Material Component Equipment joint venture company	57,694	29.9	17,250	—	—	—	17,250
Midas No. 8 Private Equity Joint Venture Company	65,694	28.5	18,713	—	—	—	18,713

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

	December 31, 2022
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Orchestra Private Equity Fund IV	34,427	28.2	9,698	—	—	—	9,698
Synaptic Green No.1 PEF	37,017	21.1	7,793	—	—	—	7,793
IGEN2022No. 1 Private Equity Fund	32,240	24.8	8,010	—	—	—	8,010
PCC-Woori LP Secondary Fund	33,423	38.8	12,984	—	—	—	12,984
Woori-Q Corporate Restructuring Private Equity Fund	75,555	35.6	27,536	—	—	—	27,536
Woori-Shinyoung Growth-Cap Private Equity Fund I	123,512	35.0	43,274	—	—	—	43,274

(*)	The net asset equity amount is after the debt-for-equity swap, non-controlling etc.

13.	INVESTMENT PROPERTIES

(1)	Details of investment properties are as follows (Unit: Korean Won in millions):

	March 31, 2023	December 31, 2022
Acquisition cost	522,873	418,775
Accumulated depreciation	(33,568)	(30,982)
Accumulated impairment losses	(86)	(86)

Net carrying value	489,219	387,707

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31
	2023	2022
Beginning balance	387,707	389,495

Acquisition	99,429	—
Disposal	—	(1,194)
Depreciation	(1,149)	(981)
Transfer	(886)	13,479
Foreign currencies translation adjustments	4,118	(2,605)
Others	—	405

Ending balance	489,219	398,599

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

14.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment as of March 31, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

	March 31, 2023
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Premises and equipment (owned)	1,710,922	730,358	241,053	57,878	33,584	—	2,773,795
Right-of-use asset	—	360,321	14,969	—	—	—	375,290
Carrying value	1,710,922	1,090,679	256,022	57,878	33,584	—	3,149,085

	December 31, 2022
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Premises and equipment (owned)	1,695,357	730,676	261,278	58,352	32,184	—	2,777,847
Right-of-use asset	—	349,494	15,589	—	—	—	365,083
Carrying value	1,695,357	1,080,170	276,867	58,352	32,184	—	3,142,930

(2)	Details of premises and equipment (owned) as of March 31, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

	March 31, 2023
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Acquisition cost	1,711,582	1,087,664	1,185,981	472,240	33,584	20	4,491,071
Accumulated depreciation	—	(357,306)	(944,928)	(414,362)	—	(20)	(1,716,616)
Accumulated impairment losses	(660)	—	—	—	—	—	(660)
Net carrying value	1,710,922	730,358	241,053	57,878	33,584	—	2,773,795

	December 31, 2022
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Acquisition cost	1,696,017	1,078,385	1,179,928	470,513	32,184	20	4,457,047
Accumulated depreciation	—	(347,709)	(918,650)	(412,161)	—	(20)	(1,678,540)
Accumulated impairment losses	(660)	—	—	—	—	—	(660)
Net carrying value	1,695,357	730,676	261,278	58,352	32,184	—	2,777,847

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

(3)	Details of changes in premises and equipment (owned) are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2023
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,695,357	730,676	261,278	58,352	32,184	—	2,777,847
Acquisitions	96	1,530	14,833	4,199	1,638	—	22,296
Disposals	(80)	(115)	(327)	(248)	—	—	(770)
Depreciation	—	(8,157)	(25,853)	(5,099)	—	—	(39,109)
Transfer	142	337	—	—	—	—	479
Foreign currencies translation adjustments	1,339	662	1,577	772	57	—	4,407
Business combination	9,537	9,548	318	—	—	—	19,403
Others	4,531	(4,123)	(10,773)	(98)	(295)	—	(10,758)

Ending balance	1,710,922	730,358	241,053	57,878	33,584	—	2,773,795

	For the three-month period ended March 31, 2022
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,719,325	756,964	258,361	51,354	3,171	1	2,789,176
Acquisitions	—	1,948	12,558	4,293	1,441	—	20,240
Disposals	—	—	(290)	(145)	—	—	(435)
Depreciation	—	(8,004)	(24,102)	(5,193)	—	—	(37,299)
Classified as held-for-sale	(946)	(629)	—	—	—	—	(1,575)
Transfer	(4,869)	(8,610)	—	—	—	—	(13,479)
Foreign currencies translation adjustments	252	145	663	379	66	—	1,505
Others	—	(2)	(305)	57	(274)	—	(524)

Ending balance	1,713,762	741,812	246,885	50,745	4,404	1	2,757,609

(4)	Details of right-of-use assets as of March 31, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

	March 31, 2023
	Building	Equipment and vehicles	Total
Acquisition cost	682,201	33,669	715,870
Accumulated depreciation	(321,880)	(18,700)	(340,580)

Net carrying value	360,321	14,969	375,290

	December 31, 2022
	Building	Equipment and vehicles	Total
Acquisition cost	643,484	32,700	676,184
Accumulated depreciation	(293,990)	(17,111)	(311,101)

Net carrying value	349,494	15,589	365,083

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

(5)	Details of changes in right-of-use assets for the years ended March 31, 2023 and 2022 are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2023
	Building	Equipment and vehicles	Total
Beginning balance	349,494	15,589	365,083
New contracts	78,774	1,858	80,632
Changes in contract	(22,486)	27	(22,459)
Termination	(3,225)	(123)	(3,348)
Depreciation	(49,582)	(2,778)	(52,360)
Business combination	674	272	946
Others	6,672	124	6,796

Ending balance	360,321	14,969	375,290

	For the three-month period ended March 31, 2022
	Building	Equipment and vehicles	Total
Beginning balance	367,480	18,064	385,544
New contracts	56,780	2,540	59,320
Changes in contract	802	124	926
Termination	(5,733)	(351)	(6,084)
Depreciation	(55,238)	(2,700)	(57,938)
Others	7,324	22	7,346

Ending balance	371,415	17,699	389,114

15.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	March 31, 2022
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Acquisition cost	451,434	2,233	778,174	1,321,603	49,029	3,876	2,606,349
Accumulated amortization	—	(1,629)	(565,365)	(1,042,257)	—	—	(1,609,251)
Accumulated impairment losses	—	—	—	(33,552)	(3,250)	—	(36,802)

Net carrying value	451,434	604	212,809	245,794	45,779	3,876	960,296

	December 31, 2022
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Acquisition cost	397,527	2,219	754,031	1,244,516	46,231	3,027	2,447,551
Accumulated amortization	—	(1,576)	(541,404)	(1,018,591)	—	—	(1,561,571)
Accumulated impairment losses	—	—	—	(33,552)	(3,314)	—	(36,866)

Net carrying value	397,527	643	212,627	192,373	42,917	3,027	849,114

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2023
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Beginning balance	397,527	643	212,627	192,373	42,917	3,027	849,114
Acquisitions	—	14	24,133	52,146	181	1,354	77,828
Disposal	—	—	—	—	(50)	—	(50)
Amortization (*)	—	(53)	(23,953)	(20,622)	—	—	(44,628)
Impairment losses	—	—	—	—	44	—	44
Business combination	41,527	—	—	18,882	2,572	—	62,981
Foreign currencies translation adjustments	12,380	—	2	2,471	105	102	15,060
Others	—	—	—	544	10	(607)	(53)

Ending balance	451,434	604	212,809	245,794	45,779	3,876	960,296

(*)	Amortization of other intangible assets amounting to 4,458 million Won is included in other operating expenses.

	For the three-month period ended March 31, 2022
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Beginning balance	345,449	723	207,708	193,182	37,607	717	785,386
Acquisitions	—	54	22,674	16,565	319	689	40,301
Disposal	—	—	—	—	(654)	—	(654)
Amortization (*)	—	(62)	(20,811)	(18,250)	—	—	(39,123)
Impairment losses	—	—	—	—	32	—	32
Transfer	—	—	—	278	—	(278)	—
Foreign currencies translation adjustments	2,656	—	(3)	600	45	—	3,298
Others	—	—	—	1,265	(10)	(18)	1,237

Ending balance	348,105	715	209,568	193,640	37,339	1,110	790,477

(*)	Amortization of other intangible assets amounting to 3,599 million Won is included in other operating expenses.

16.	ASSETS HELD FOR SALE

Assets held for distribution (sale) are as follows (Unit: Korean Won in millions):

Assets (*)	March 31, 2023	December 31, 2022
Premises and equipment	9,589	9,589
Others	4,277	4,183

Total	13,866	13,772

(*)	The Group classifies assets as held for sale that are highly likely to be sold within one year from March 31, 2023, and December 31, 2022.

The Group measured assets held for sale at the lower of their net fair value or carrying amount.

The Group has decided to sell some of the premises and equipment through internal consultation during the current period and classifies the premises as non-current assets held for sale. The asset is expected to be sold within 12 months On the other hand, other assets that are expected to be sold as of the end of the current period are classified as assets that are expected to be sold within one year due to the possibility of being sold as buildings and land acquired through auction.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

17.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	March 31, 2023	December 31, 2022
Lease assets	2,591,007	2,593,578
Prepaid expenses	338,838	287,323
Advance payments	114,116	99,772
Non-operational assets	28,076	23,340
Others	42,805	57,539

Total	3,114,842	3,061,552

18.	FINANCIAL LIABILITIES AT FVTPL

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean Won in millions):

	March 31, 2023	December 31, 2022
Financial instruments at fair value through profit or loss measured at fair value	9,021,513	8,952,399

Total	9,021,513	8,952,399

(2)	Financial liabilities at fair value through profit or loss measured at fair value are as follows (Unit: Korean Won in millions):

	March 31, 2023	December 31, 2022
Deposits
Gold banking liabilities	34,750	35,161
Borrowings
Securities sold	105,847	12,113
Derivative liabilities	8,880,916	8,905,125

Total	9,021,513	8,952,399

(3)	As of March 31, 2023 and December 31, 2022, there are no designated financial liabilities at fair value through profit or loss.

(4)

As of March 31, 2023 and December 31, 2022, there is no accumulated change in fair value due to change in credit risk reflected in financial liabilities designated as fair value measurement through profit or loss.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

19.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers by type are as follows (Unit: Korean Won in millions):

	March 31, 2023	December 31, 2022
Deposits in local currency:
Deposits on demand	10,365,190	15,627,300
Deposits at termination	259,613,847	270,092,855
Mutual installment	22,518	22,995
Deposits on notes payables	3,643,034	3,675,596
Deposits on Cash Management Account	68,481	60,079
Certificate of deposits	8,455,529	5,255,889
Other deposits	1,164,220	1,196,486

Sub-total	283,332,819	295,931,200

Deposits in foreign currencies:
Deposits in foreign currencies	42,668,237	46,263,943
Present value discount	(93,095)	(92,352)

Sub-total	42,575,142	46,171,591

Customers’ deposits for beneficiary	14,069	2,418

Total	325,922,030	342,105,209

20.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings are as follows (Unit: Korean Won in millions):

	March 31, 2023
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The BOK	0.3 ~ 2.0	2,929,980
Borrowings from government funds	Small Enterprise and Market Service and others	0.0 ~ 4.6	2,005,921
Others	The Korea Development Bank and others	0.0 ~ 6.7	11,405,511

Sub-total			16,341,412
Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0 ~ 10.5	12,229,057
Bills sold	Others	0.0 ~ 2.6	16,896
Call money	Bank and others	0.9 ~ 8.0	937,114
Bonds sold under repurchase agreements	Other financial institutions	0.0 ~ 13.7	1,503,782
Present value discount			(64,709)

Total			30,963,552

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

	December 31, 2022
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The BOK	0.3 ~ 1.8	3,040,877
Borrowings from government funds	Small Enterprise and Market Service and others	0.0 ~ 3.5	2,021,049
Others	The Korea Development Bank and others	0.0 ~ 6.7	9,562,082

Sub-total			14,624,008

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	(0.1) ~ 10.6	11,161,294
Bills sold	Others	0.0 ~ 2.4	7,308
Call money	Bank and others	1.6 ~ 5.5	400,071
Bonds sold under repurchase agreements	Other financial institutions	0.2 ~ 6.4	2,313,044
Present value discount			(76,122)

Total			28,429,603

(2)	Details of debentures are as follows (Unit: Korean Won in millions):

	March 31, 2023		December 31, 2022
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond (*):
Ordinary bonds	0.8 ~ 7.5	34,732,667	0.8 ~ 7.5	37,132,334
Subordinated bonds	1.9 ~ 5.1	5,891,204	1.9 ~ 5.1	5,835,325
Other bonds	17.0, LIBOR 3M and others	1,644,044	0.8 ~ 17.0	1,271,364

Sub-total		42,267,915		44,239,023

Discounts on bonds		(61,158)		(40,537)

Total		42,206,757		44,198,486

(*)

Included debentures under fair value hedge amounting to 4,450,454 million Won and 3,076,983 million Won as of March 31, 2023 and December 31, 2022 respectively. Also, debentures under cash flow hedge amounting to 1,718,472 million Won and 1,324,812 million Won are included as of March 31, 2023 and December 31, 2022 respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

21.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	March 31, 2023	December 31, 2022
Asset retirement obligation	90,150	82,717
Provisions for guarantees (*1)	71,622	76,508
Provisions for unused loan commitments	107,529	106,033
Other provisions (*2)	258,800	280,607

Total	528,101	545,865

(*1)	Provisions for guarantees includes provision for financial guarantee of 44,302 million Won and 47,969 million Won as of March 31, 2023 and December 31, 2022, respectively.
(*2)	Other provisions consist of provision for litigation, loss compensation and others.

(2)	Changes in provisions for guarantees and unused loan commitments are as follows (Unit: Korean Won in millions):

1)	Provisions for guarantees

	For the three-month period ended March 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	44,496	24,327	7,685	76,508
Transfer to 12-month expected credit loss	101	(101)	—	—
Transfer to expected credit loss for the entire period	(13)	13	—	—
Transfer to credit-impaired financial assets	(3)	(6)	9	—
Provisions used	—	—	—	—
Net provision (reversal) of unused amount	(984)	(848)	(567)	(2,399)
Others (*)	(2,485)	(2)	—	(2,487)

Ending balance	41,112	23,383	7,127	71,622

(*)	Recognized as a result of new financial guarantee contract valued at initial fair value.

	For the three-month period ended March 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	52,830	15,269	6,767	74,866
Transfer to 12-month expected credit loss	146	(146)	—	—
Transfer to expected credit loss for the entire period	(10)	10	—	—
Transfer to credit-impaired financial assets	—	(3)	3	—
Provisions used	(1,238)	—	—	(1,238)
Net provision (reversal) of unused amount	(4,156)	9,923	306	6,073
Others (*)	2,410	—	—	2,410

Ending balance	49,982	25,053	7,076	82,111

(*)	Effect of initial recognition of new financial guarantee contract that is measured at fair value.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

2)	Provisions for unused loan commitment

	For the three-month period ended March 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	67,640	38,188	205	106,033
Transfer to 12-month expected credit loss	5,907	(5,881)	(26)	—
Transfer to expected credit loss for the entire period	(1,302)	1,303	(1)	—
Transfer to credit-impaired financial assets	(52)	(157)	209	—
Net provision (reversal) of unused amount	(5,566)	6,997	(148)	1,283
Others	240	(27)	—	213

Ending balance	66,867	40,423	239	107,529

	For the three-month period ended March 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	67,440	44,536	320	112,296
Transfer to 12-month expected credit loss	7,264	(7,224)	(40)	—
Transfer to expected credit loss for the entire period	(1,608)	1,680	(72)	—
Transfer to credit-impaired financial assets	(58)	(89)	147	—
Net provision (reversal) of unused amount	(6,080)	574	(38)	(5,544)
Others	42	1	—	43

Ending balance	67,000	39,478	317	106,795

(3)	Changes in asset retirement obligation for the three-month periods ended March 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31
	2023	2022
Beginning balance	82,717	80,777
Provisions provided	1,661	636
Provisions used	(1,027)	(1,767)
Reversal of provisions unused	—	—
Unwinding of discount	295	175
Increase (decrease) of restoration expense, etc.	6,504	4,372

Ending balance	90,150	84,193

The amount of the asset retirement obligation is the present value of the best estimate of future expected expenditure to settle the obligation – arising from leased premises as of March 31, 2023, discounted by appropriate discount rate. The restoration cost is expected to occur by the end of each premise’s lease period, and the Group has used average lease period of each category of leases terminated during the past years in order to rationally estimate the lease period. In addition, the Group used average amount of actual recovery cost for the past 3 years and the inflation rate for last year in order to estimate future recovery cost.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

(4)	Changes in other provisions for the three-month periods ended March 31, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31
	2023	2022
Beginning balance	280,607	308,195
Provisions provided	3,743	1,327
Provisions used	(23,885)	(1,358)
Reversal of provisions unused (*)	(1,874)	(5,713)
Foreign currencies translation adjustments	207	2,766
Others	2	2

Ending balance	258,800	305,219

(5)	Others

1)

The Group recognized the provision of the estimated compensation amount related to the miss-selling of the Derivative Linked Fund (DLF) incurred during 2019 and a fine expected to be imposed by the Financial Supervisory Service as the best estimate for the expenditure required to meet its obligations at the end of the reporting period.

2)

For the year ended December 31, 2020, the Group recognized the provisions as the best estimate due to the expected losses of clients arising from the delay in the redemption of funds by Lime Asset Management and the dispute settlement by the Financial Supervisory Service. As of March 31, 2023 the provision for this case is 121.6 billion Won.

3)

On October 22, 2021, the Group made a resolution to pay in advance for Platform Asia funds, etc., which are delayed in redemption at the Board of Directors Meeting of Woori Bank, the subsidiary. Provisions for estimated compensation amounts related to the prepayment was recognized as the best estimate of the expenditure. As of March 31, 2023, the sales revenue for Platform Asia, Gen2 DLS sold 85 billion Won and 90.2 billion Won, respectively, and provisions is 35.7 billion Won and 12.6 billion Won, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

22.	NET DEFINED BENEFIT LIABILITY (ASSET)

The Group’s pension plan is based on the defined benefit retirement pension plan. Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of salary at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Group is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset	The defined benefit obligation was estimated with an interest rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the interest rate.

Decrease in profitability of blue- chip bonds	A decrease in profitability of blue-chip bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation	Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit liability are as follows (Unit: Korean Won in millions):

	March 31, 2023	December 31, 2022
Present value of defined benefit obligation	1,470,454	1,377,545
Fair value of plan assets	(1,601,575)	(1,661,623)

Net defined benefit liabilities (*)	(131,121)	(284,078)

(*)

Net defined benefit assets of 131,121 million Won as of March 31, 2023 are the subtracted amount of the net defined benefit liability of 36,449 million Won from the net defined benefit assets of 167,570. Net defined benefit assets of 284,078 million Won as of December 31, 2022 are the subtracted amount of the net defined benefit liability of 35,202 million Won from the net defined benefit assets of 319,280.

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

		For the three-month period ended March 31
		2023	2022
	Beginning balance	1,377,545	1,618,098
	Current service cost	32,846	41,585
	Interest cost	18,106	12,020
Remeasurements	Financial assumption	52,747	(108,330)
	Demographic assumptions	—	—
	Experience adjustments	66,544	53,819
	Retirement benefit paid	(76,762)	(73,560)
	Foreign currencies translation adjustments	27	31
	Others	(599)	52

	Ending balance	1,470,454	1,543,715

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31
	2023	2022
Beginning balance	1,661,623	1,591,458
Interest income	22,813	12,428
Remeasurements	(8,247)	(5,487)
Employer’s contributions	—	—
Retirement benefit paid	(74,238)	(70,467)
Others	(376)	40

Ending balance	1,601,575	1,527,972

(4)	The fair value of the plan assets by composition is as follows as of March 31, 2023 and December 31, 2022.

	March 31, 2023	December 31, 2022
Cash and due from banks	1,601,575	1,661,623

Meanwhile, among plan assets, realized returns on plan assets amount to 14,566 million Won and 6,941 million Won for the years ended March 31, 2023 and 2022, respectively.

(5)	Amounts related to the defined benefit plan that are recognized in the consolidated statements of comprehensive income are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31
	2023	2022
Current service cost	32,846	41,585
Net interest expense	(4,707)	(408)

Cost recognized in net income	28,139	41,177

Remeasurements (*)	127,538	(49,024)

Cost recognized in total comprehensive income	155,677	(7,847)

(*)	Amount before tax

Retirement benefits related to defined contribution plans recognized as expenses are 1,262 million Won, and 1,203 million Won for the years ended March 31, 2023 and 2022, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

23.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	March 31, 2023	December 31, 2022
Other financial liabilities:
Accounts payable	11,861,543	6,001,858
Accrued expenses	3,502,616	3,219,349
Borrowings from trust accounts	3,640,300	3,475,118
Agency business revenue	368,596	213,845
Foreign exchange payables	691,472	822,446
Domestic exchange settlement credits	5,686,850	4,631,921
Lease liabilities	317,208	319,161
Other miscellaneous financial liabilities	8,737,564	4,148,621
Present value discount	(20,730)	(20,451)

Sub-total	34,785,419	22,811,868

Other liabilities:
Unearned income	353,351	351,633
Other miscellaneous liabilities	418,561	338,524

Sub-total	771,912	690,157

Total	35,557,331	23,502,025

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

24.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

		March 31, 2023
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	150,754	—	—	—	—	—	—
Forwards	2,680,000	—	—	164,787	—	—	4,928
Swaps	135,432,009	649	—	405,694	319	175,043	327,696
Purchase options	170,000	—	—	7,710	—	—	—
Written options	310,000	—	—	—	—	—	14,182
Currency:
Futures	50,692	—	—	—	—	—	—
Forwards	90,273,593	—	—	3,089,290	—	—	784,782
Swaps	95,445,108	63,727	—	3,529,444	—	—	6,031,361
Purchase options	258,974	—	—	11,157	—	—	—
Written options	148,148	—	—	—	—	—	1,288
Equity:
Futures	1,066,668	—	—	—	—	—	—
Forwards	183	—	—	69	—	—	—
Swaps	555,709	—	—	53,633	—	—	8,394
Purchase options	36,477,370	—	—	1,236,087	—	—	—
Written options	35,369,474	—	—	—	—	—	1,708,285

Total	398,388,682	64,376	—	8,497,871	319	175,043	8,880,916

		December 31, 2022
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	42,545	—	—	—	—	—	—
Forwards	2,620,000	—	—	249,356	—	—	—
Swaps	136,550,518	2,041	—	440,540	—	193,831	474,158
Purchase options	170,000	—	—	9,308	—	—	—
Written options	310,000	—	—	—	—	—	16,752
Currency:
Futures	51,136	—	—	—	—	—	—
Forwards	90,134,257	—	—	3,083,082	—	—	1,360,535
Swaps	97,197,309	35,745	—	3,105,901	9,080	—	5,500,970
Purchase options	487,852	—	—	23,182	—	—	—
Written options	570,982	—	—	—	—	—	7,929
Equity:
Futures	958,589	—	—	—	—	—	—
Forwards	183	—	—	100	—	—	—
Swaps	568,835	—	—	90,237	—	—	673
Purchase options	29,801,478	—	—	1,204,475	—	—	—
Written options	29,874,836	—	—	—	—	—	1,544,108

Total	389,338,520	37,786	—	8,206,181	9,080	193,831	8,905,125

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

Derivatives held for trading are classified into financial assets at FVTPL (Note 7) and financial liabilities at FVTPL (Note 18), and derivatives designated for hedging are presented as a separate line item in the consolidated statements of financial position.

(2)	Overview of the Group’s hedge accounting

The hedging relationships the entity applies fair value hedge accounting and cash flow hedge accounting to are affected by interest rate which is related with Interest Rate Benchmark Reform. The interest rates to which the hedging relationships are exposed are USD 1M LIBOR, USD 3M LIBOR, Compounding SOFR, AUD 3M BBSW, and CD 3M. The nominal amounts of hedging instruments related to USD 1M LIBOR, USD 3M LIBOR, Compounding SOFR, AUD 3M BBSW, and CD 3M in the hedging relationships of the Group are USD 270,000,000, USD 2,120,000,000, USD 1,125,000,000 AUD 150,000,000, and 640,000 million Won, respectively. The entity pays close attention to discussions in the market and industry regarding the applicable alternative benchmark interest rates for the exposed interest rate. The entity judges related uncertainty is expected to be no longer present when the exposed interest rates are replaced by the applicable benchmark interest rates.

1)	Fair value hedge

As of March 31, 2023, the Group has applied fair value hedge on fixed interest rate foreign currency denominated debentures amounting to 3,809,949 million Won and denominated in local currency 640,505 million Won. The purpose of the hedging is to avoid fair value volatility risk of fixed interest rate foreign currency denominated debentures derived from fluctuations of market interest rate, and as such the Group entered into interest rate swap agreements designated as hedging instruments.

Pursuant to the interest rate swap agreement, by swapping the calculated difference between the fixed interest rate and floating interest rate applied to the nominal value, the fair value fluctuation risk is hedged as the foreign currency denominated debentures fixed interest rate terms are converted to floating interest rate. Pursuant to the interest rate swap agreement, hedge ratio is determined by matching the nominal value of hedging instrument to the face value of the hedged item.

In this hedging relationship, only the market interest rate fluctuation, which is the most significant part of the fair value change of the hedged item, is designated as the hedged risk, and other risk factors including credit risk are not included in the hedged risk. Therefore, the ineffective portion of the hedge could arise from fluctuations in the timing of the cash flow of the hedged item, price margin set by counterparty of hedging instrument, and unilateral change in credit risk of any party of hedging instrument.

The interest rate swap agreements and the hedged items are subject to fluctuations in the underlying market rate of interest and the Group expects the fair value of the interest rate swap contract and the value of the hedged item to generally change in the opposite direction.

The fair value of the interest rate swap at the end of the reporting period is determined by discounting future cash flows estimated by using the yield curve at the end of the reporting period and the credit risk embedded in the contract and the average interest rate is determined based on the outstanding balance at the end of the reporting period. The variable interest rate applied to the interest rate swap is USD Libor 3M plus spread, AUD BBSW 3M plus spread. In accordance with the terms of each interest rate swap contract designated as a hedging instrument, the Group receives interest at a fixed interest rate and pays interest at a variable interest rate.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

2)	Cash Flow Hedge

As of the March 31, 2023, the Group has applied cash flow hedge on local currency denominated debentures amounting to 229,905 million Won and debentures on foreign currency amounting to 1,488,567 million Won The Group’s hedging strategies are to ① Mitigate risks of cash flow fluctuation from variable interest rate debentures on local currency due to changes in market interest rate by entering into an interest rate swap contract and thereby designating it as hedging instrument; ② Mitigate the risks of cash flow fluctuation from principal and interest of variable interest rate debentures denominated in foreign currency due to changes in foreign exchange rates and interest rates by entering into a currency swap contract and thereby designating it as hedging instrument; ③ Mitigate the risks of cash flow fluctuation from principal and interest of fixed interest rate debentures denominated in foreign currency due to changes in foreign exchange rates ④ Mitigate risks of cash flow fluctuation from variable interest rate borrowings on foreign currency by entering into a currency swap contract and thereby designating it as hedging instrument.

This means exchanging a predetermined nominal amount as set forth in the interest rate swap contract adjusted by the differences between the fixed and variable interest rates, which results in the conversion of interest rates of debentures in local currency from variable interest into fixed interest, eliminating the cash flow fluctuation risk.

In addition, this also means a payment of predetermined principal amount as set forth in the currency swap adjusted by fixed interest rate, an exchange of an amount calculated by applying variable interest rate to USD or applying fixed interest rate to SGD, and an exchange of the principal denominated in KRW and principal denominated in foreign currency at maturity eliminating cash flow fluctuation risk on principal and interest.

The hedge ratio is determined by matching the nominal amount of the hedging instrument to the face amount of the hedged item in accordance with interest rate swap and currency swap.

Only interest rate and foreign exchange rate fluctuation risk, which is the most significant factor in the cash flow fluctuation of the hedged item, is addressed in this hedging relationship, and other risk factors such as credit risk are not subject to hedging.

Thus, there could be hedge ineffectiveness arising from price margin set by the counterparty of hedging instruments and unilateral change in credit risk of any party in the transaction.

The interest rate swap, currency swap contract and the hedged item are all affected by the changes in market interest rate and foreign exchange rates which are basic factors of the derivative. The Group expects that the value of interest rate swap contract, currency swap contract and value of the hedged item will generally fluctuate in opposite direction.

3)	Hedges of Net Investment in Foreign Operations

Foreign currency exposure arises from the Group’s net investments in Woori America Bank, Woori Cambodia Bank and Hong Kong Woori Investment Bank, and overseas branches, which use USD as their functional currency. The risk arises from fluctuations in the spot exchange rate between USD and KRW. This may result in different net investment amounts.

The risk hedged in the net investment hedging is the weakness of KRW against USD, which may reduce the carrying amount of the Group’s net investments in Woori America Bank, Woori Cambodia Bank and Hong Kong Woori Investment Bank, and overseas branches.

A portion of the Group’s net investments in Woori America Bank, Woori Cambodia Bank and Hong Kong Woori Investment Bank and overseas branches are hedged in USD denominated foreign currency bonds(Carrying amount as of March 31, 2023: USD 864,390,437) and mitigate foreign exchange risk arising from the net assets of subsidiaries.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

The bonds was designated as a hedging instrument for changes in the value of net investment resulting from fluctuations in the USD/KRW spot exchange rate.

To assess the effectiveness of the hedging instrument, the Group determines the economic relationship between the hedging instrument and the hedged item by comparing (offsetting) changes in the carrying amount of the liability due to changes in the spot exchange rate with changes. The Group’s policy is to hedge the net investment only within the principal range of the liability.

(3)	The nominal amounts of the hedging instrument are as follows (Unit: USD, AUD, EUR, and Korean Won in millions):

	March 31, 2023
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	—	2,675,000,000	300,000,000	2,975,000,000
Interest rate swap (AUD)	150,000,000	—	—	150,000,000
Interest rate swap (KRW)	640,000	—	—	640,000
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	50,000	140,000	—	190,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	270,000,000	270,000,000	—	540,000,000
Foreign currencies translation risk
Currency swap (USD)	80,000,000	100,000,000	—	180,000,000
Currency swap (EUR)	—	270,000,000	—	270,000,000
Hedges of net investment in foreign operations
Exchange risk
Foreign currency bond (USD)	—	864,390,437	—	864,390,437

	December 31, 2022
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	—	2,075,000,000	300,000,000	2,375,000,000
Interest rate swap (AUD)	150,000,000	—	—	150,000,000
Interest rate swap (KRW)	150,000	—	—	150,000
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	50,000	140,000	—	190,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	—	270,000,000	—	270,000,000
Foreign currencies translation risk
Currency swap (USD)	80,000,000	100,000,000	—	180,000,000
Currency swap (EUR)	—	194,780,000	—	194,780,000
Hedges of net investment in foreign operations
Exchange risk
Foreign currency bond (USD)	272,390,437	592,000,000	—	864,390,437

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

(4)	The average interest rate and average currency rate of the hedging instrument as of March 31, 2023 and 2022 are as follows:

March 31, 2023
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swap (USD)	Fixed 3.62% receipt and (Libor 3M)+1.45% floating paid
Interest rate swap (USD)	Fixed 3.56% receipt and (C.SOFR)+1.09% paid
Interest rate swap (AUD)	Fixed 0.84% receipt and (BBSW 3M)+0.72% paid
Interest rate swap (KRW)	Fixed 3.72% receipt and CD 3M paid
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	KRW CMS 10Y+0.57% receipt, KRW 3.27% paid
Interest rate swap (KRW)	KRW CMS 5Y+0.49% receipt, KRW 3.52% paid
Interest rate swap (KRW)	KRW CD+0.73% receipt, KRW 1.90% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 3M Libor+1.00% receipt, KRW 1.02% paid, KRW/USD = 1,161.00
Currency swap (USD)	USD 1M Libor+0.82% receipt, KRW 0.75% paid, KRW/USD = 1,233.00
Currency swap (USD)	USD SOFR+1.38% receipt, KRW 4.59% paid, KRW/USD = 1,244.50
Foreign currencies translation risk
Currency swap (USD)	USD 1.59% receipt, KRW 1.59% paid, KRW/USD = 1,139.79
Currency swap (EUR)	KRW/EUR = 1,344.08
Hedges of net investment
Exchanging rate risk
Foreign currency denominated debentures(KRW/USD)	1,274.41

December 31, 2022
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swap (USD)	Fixed 3.62% receipt and Libor 3M+1.45% floating paid
Interest rate swap (USD)	Fixed 2.05% receipt and (C.SOFR)+0.65% paid
Interest rate swap (AUD)	Fixed 0.84% receipt and BBSW 3M+0.72% paid
Interest rate swap (KRW)	Fixed 3.13% receipt and CD 3M paid
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	KRW CMS 5Y+0.46% receipt, KRW 3.65% paid
Interest rate swap (KRW)	KRW CD+0.33% receipt, KRW 1.68% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 1M Libor+0.79% receipt, KRW 0.80% paid, KRW/USD = 1,226.29
Foreign currencies translation risk
Currency swap (USD)	USD 1.50% receipt, KRW 1.57% paid, KRW/USD = 1,140.50
Currency swap (EUR)	EUR 1.98% receipt, KRW 3.86% paid, KRW/EUR = 1,344.08
Hedges of net investment
Exchanging rate risk
Foreign currency denominated debentures(KRW/USD)	1,334.37

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

(5)	The amounts related to items designated as hedging instruments are as follows (Unit: USD, AUD, EUR, and Korean Won in millions):

	March 31, 2023
	Nominal amounts of the hedging instrument	Carrying amount of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate Swap(USD)	2,975,000,000			Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)
Interest rate Swap(AUD)	150,000,000
Interest rate Swap(KRW)	640,000	—	175,043		18,312
Cash flow hedge
Interest rate risk
Interest rate swap(KRW)	190,000	649	319	Derivative liabilities (designated for hedging)	(1,711)
Foreign currency translation risk and interest rate risk
Currency swap(USD)	540,000,000	36,656	—	Derivative liabilities (designated for hedging)	21,002
Foreign currency translation risk
Currency swap(USD)	180,000,000	24,501	—	Derivative liabilities (designated for hedging)	6,148
Currency swap(EUR)	270,000,000	2,570	—	Derivative liabilities (designated for hedging)	9,824
Hedges of net investment in foreign operations
Exchange rate risk
Foreign currency bond(USD)	864,390,437	—	1,126,992	Foreign currency bond	26,445

	December 31, 2022
	Nominal amounts of the hedging instrument	Carrying amount of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate Swap(USD)	2,375,000,000	—	193,831	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	(247,765)
Interest rate Swap(AUD)	150,000,000
Interest rate Swap(KRW)	150,000
Cash flow hedge
Interest rate risk
Interest rate swap(KRW)	190,000	2,041	—	Derivative liabilities (designated for hedging)	1,690
Foreign currency translation risk and interest rate risk
Currency swap(USD)	270,000,000	17,909	—	Derivative liabilities (designated for hedging)	58,253
Foreign currency translation risk
Currency swap(USD)	180,000,000	17,836	—	Derivative liabilities (designated for hedging)	9,317
Currency swap(EUR)	194,780,000	—	9,080	Derivative liabilities (designated for hedging)	(10,286)
Hedges of net investment in foreign operations
Exchange rate risk
Foreign currency bond(USD)	864,390,437	—	1,095,442	Foreign currency bond	(28,553)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

(6)	Details of carrying amount to hedge and amount due to hedge accounting are as follows (Unit: Korean Won in millions):

	March 31, 2023
	Carrying amount of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	hedge reserve (*)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures	—	4,450,454	—	(184,600)	Debentures	(22,565)	—
Cash flow hedge
Interest rate risk
Debentures	—	229,905	—	—	Debentures	1,711	985
Foreign currencies translation risk and interest rate risk
Debentures	—	701,577	—	—	Debentures	(20,939)	1,529
Foreign currencies translation risk
Debentures	—	786,990	—	—	Debentures	(25,796)	(28,631)
Hedges of net investment in foreign operations Exchange rate risk
Foreign operations net asset	—	1,126,992	—	—	Foreign operations net asset	(26,445)	(43,907)

(*)	After tax amount

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

	December 31, 2022
	Carrying amount of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	hedge reserve (*)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures	—	3,076,983	—	(199,804)	Debentures	257,911	—
Cash flow hedge
Interest rate risk
Debentures	—	229,892	—	—	Debentures	(3,742)	2,531
Foreign currencies translation risk and interest rate risk
Debentures	—	342,019	—	—	Debentures	(23,296)	8,648
Foreign currencies translation risk
Debentures	—	752,901	—	—	Debentures	11,256	(24,600)
Hedges of net investment in foreign operations Exchange rate risk
Foreign operations net asset	—	1,095,442	—	—	Foreign operations net asset	28,553	(38,797)

(*)	After tax amount

(7)	Amounts recognized in profit or loss due to the ineffective portion of fair value hedges during the current period are as follows (Unit: Korean Won in millions):

		For the three-month period ended March 31, 2023
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	(4,253)	Other net operating income(expense)

		For the three-month period ended March 31, 2022
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	(5,333)	Other net operating income(expense)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

(8)	Reclassification of profit or loss from other comprehensive income and equity related to cash flow hedges are as follows (Unit: Korean Won in millions):

		For the three-month period ended March 31, 2023
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	(1,711)	—	—	Other net operating income (expense)	—	Other net operating income (expense)
	Foreign currencies translation risk and interest rate risk	21,002	—	(2,255)	Other net operating income (expense)	(25,866)	Other net operating income (expense)
	Foreign currencies translation risk	15,972	—	2,343	Other net operating income (expense)	(20,269)	Other net operating income (expense)

		For the three-month period ended March 31, 2022
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	461	5	—	Other net operating income(expense)	—	Other net operating income(expense)
	Foreign currencies translation risk and interest rate risk	14,778	—	(79)	Other net operating income(expense)	(11,891)	Other net operating income(expense)
	Foreign currencies translation risk	1,829	—	277	Other net operating income(expense)	(4,554)	Other net operating income(expense)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

(9)	The amounts recognized in profit or loss and other comprehensive income related to the hedging of net investments in foreign operations are as follows (Unit: Korean Won in millions):

		For the three-month period ended March 31, 2023
		Profit or loss recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Line item which recognized the hedge ineffectiveness
Hedges of net investment in foreign operation	Exchange rate risk	(23,205)	—	—

		For the three-month period ended March 31, 2022
		Profit or loss recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Line item which recognized the hedge ineffectiveness
Hedges of net investment in foreign operation	Exchange rate risk	(3,949)	—	—

No amount was reclassified from reserve of hedges of net investment in foreign operations to profit or loss.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

25.	DEFERRED DAY 1 PROFITS OR LOSSES

Changes in deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31
	2023	2022
Beginning balance	17,964	29,111
New transactions	—	8,492
Amounts recognized in losses	(3,428)	(6,465)

Ending balance	14,536	31,138

In case some variables to measure fair values of financial instruments are not observable in the market, valuation techniques are utilized to evaluate such financial instruments. Those financial instruments are recorded the transaction price as at the time of acquisition, even though there are difference noted between the transaction price and the fair value. The difference deferred and amortized using the effective interest method until maturity and reflected in profit or loss. The table above presents the difference yet to be realized as profit or losses as of March 31, 2023 and 2022.

26.	EQUITY

(1)	Details of equity as of March 31, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

	March 31, 2023	December 31, 2022
Capital
Common stock capital	3,640,303	3,640,303
Hybrid securities	3,411,676	3,112,449
Capital surplus
Paid in capital in excess of par	643,544	643,544
Others	36,973	38,841

Sub-total	680,517	682,385

Capital adjustments
Treasury stocks	(3,819)	(3,819)
Other adjustments (*1)	(1,648,388)	(1,780,367)

Sub-total	(1,652,207)	(1,784,186)

Accumulated other comprehensive income
Financial assets at FVTOCI	(328,381)	(645,731)
Changes in capital due to equity method	5,613	475
Gain (loss) on foreign currency translation of foreign operations	139,617	(24,202)
Gain (loss) on hedges of net investment in foreign operations	(43,907)	(20,701)
Remeasurements of defined benefit plan	(38,619)	55,235
Gain (loss) on valuation of cash flow hedge	(14,614)	(4,282)

Sub-total	(280,291)	(639,206)

Retained earnings (*2) (*3)	23,859,669	23,750,152
Non-controlling interest (*4)	2,943,946	2,865,445

Total	32,603,613	31,627,342

(*1)

Included 178,060 million Won in capital transaction gains and losses recognized by Woori Bank and (formerly) Woori Financial Group in 2014 and 2,238,228 million Won due to the spin-off of Gyeongnam Bank and Gwangju Bank.

(*2)

The regulatory reserve for credit losses in retained earnings amounted to 2,839,475 million Won and 2,966,960 million Won as of March 31, 2023 and December 31, 2022, respectively in accordance with the relevant article.

(*3)

The earned surplus reserve in retained earnings amounted to 300,190 million Won and 181,860 million Won as of March 31, 2023 and December 31, 2022 in accordance with the Article 53 of the Financial Holding Company Act.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

(*4)

The hybrid securities issued by Woori Bank amounting to 2,344,816 million Won and 2,344,816 million Won as of March 31, 2023 and December 31, 2022, respectively, are recognized as non-controlling interests. 19,968 million Won and 15,399 million Won of dividends for the hybrid securities issued by Woori Bank are allocated to net profit and loss of the non-controlling interests for the years ended March 31, 2023 and December 31, 2022, respectively.

(2)	The number of authorized shares and others of the Group are as follows:

	March 31, 2023	December 31, 2022
Shares of common stock authorized	4,000,000,000 Shares	4,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Shares of common stock issued	728,060,549 Shares	728,060,549 Shares
Capital stock	3,640,303 million Won	3,640,303 million Won

(3)	Hybrid securities

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rate (%)	March 31, 2023	December 31, 2022
Securities in local currency	2019-07-18	—	3.49	500,000	500,000
Securities in local currency	2019-10-11	—	3.32	500,000	500,000
Securities in local currency	2020-02-06	—	3.34	400,000	400,000
Securities in local currency	2020-06-12	—	3.23	300,000	300,000
Securities in local currency	2020-10-23	—	3.00	200,000	200,000
Securities in local currency	2021-04-08	—	3.15	200,000	200,000
Securities in local currency	2021-10-14	—	3.60	200,000	200,000
Securities in local currency	2022-02-17	—	4.10	300,000	300,000
Securities in local currency	2022-07-28	—	4.99	300,000	300,000
Securities in local currency	2022-10-25	—	5.97	220,000	220,000
Securities in local currency	2023-02-10	—	4.65	300,000	—
Issuance cost				(8,324)	(7,551)

Total				3,411,676	3,112,449

The hybrid securities mentioned above do not have maturity date but are redeemable after 5 years from date of issuance.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

(4)	Accumulated other comprehensive income

Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2023
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(645,731)	431,221	(332)	(113,539)	(328,381)
Changes in capital due to equity method	475	7,475	—	(2,337)	5,613
Gain (loss) on foreign currency translation of foreign operations	(24,202)	168,793	—	(4,974)	139,617
Gain (loss) on hedges of net investment in foreign operations	(20,701)	(31,530)	—	8,324	(43,907)
Remeasurement gain (loss) related to defined benefit plan	55,235	(127,579)	—	33,725	(38,619)
Gain (loss) on valuation of cash flow hedge	(4,282)	(10,535)	(256)	459	(14,614)

Total	(639,206)	437,845	(588)	(78,342)	(280,291)

(*)

The increase(decrease) of financial asset valuation profit or loss at fair value through other comprehensive income and changes in capital due to equity method are changes due to the period evaluation, and the reclassification adjustments amounting to (145) million Won and 50 million Won are due to disposal of equity securities and changes in capital due to equity method, respectively during the period.

	For the three-month period ended March 31, 2022
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect	Ending balance
Net gain(loss) on valuation of financial assets at FVTOCI	(162,522)	(301,116)	(271)	78,690	(385,219)
Changes in capital due to equity method	(138)	809	—	(273)	398
Gain(loss) on foreign currency translation of foreign operations	(63,781)	58,000	—	(979)	(6,760)
Gain(loss) on hedges of net investment in foreign operations	—	(5,447)	—	1,498	(3,949)
Remeasurement gain(loss) related to defined benefit plan	(195,944)	48,993	—	(13,473)	(160,424)
Gain(loss) on valuation of derivatives designated as cash flow hedges	5,553	1,879	57	(533)	6,956
Capital related to noncurrent assets held for sale	279	(341)	—	94	32

Total	(416,553)	(197,223)	(214)	65,024	(548,966)

(*)

The increase and decrease of financial asset valuation profit or loss at fair value through other comprehensive income and capital related to noncurrent assets held for sale is a change due to the period evaluation and the reclassification adjustments amounting to (49) million Won and (247) million Won are due to disposal of equity securities at FVTOCI and assets held for sale during the period.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

(5)	Regulatory Reserve for Credit Loss

In accordance with Article 26 ~ 28 of the Financial holding company Supervision Regulations, the Group calculates and discloses the regulatory reserve for credit loss.

1)	Balance of the regulatory reserve for credit loss

Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	March 31, 2023	December 31, 2022
Beginning balance	2,839,475	2,966,960
Planned provision of regulatory reserve (reversal) for credit loss	(55,213)	(127,485)

Ending balance	2,784,262	2,839,475

2)	Provision of regulatory reserve for credit loss, adjusted income after the provision of regulatory reserve and others

Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided are as follows (Unit: Korean Won in millions, except for EPS amount):

	For the three-month periods ended March 31
	2023	2022
Net income before regulatory reserve	946,622	872,472
Provision of regulatory reserve (reversal) for credit loss	(55,213)	18,442
Adjusted net income after the provision of regulatory reserve	1,001,835	854,030
Dividends to hybrid securities	(30,414)	(19,151)
Adjusted net income after regulatory reserve and dividends to hybrid securities	971,421	834,879
Adjusted EPS after regulatory reserve and the dividends to hybrid securities (Unit: Korean Won)	1,335	1,147

(6)	There are no changes in treasury stocks for the three-month periods ended March 31, 2023 and 2022.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

27.	DIVIDENDS

(1)

Dividends per share and the total dividends for the fiscal year ending December 31, 2022 were 980 Won and 713,497 million Won, respectively, and the dividends were approved at the regular general shareholders’ meeting held on March 24, 2023 and were paid in April 2023.

28.	NET INTEREST INCOME

(1)	Interest income recognized is as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2023	2022
Financial assets at FVTPL	43,975	16,673
Financial assets at FVTOCI	208,248	141,591
Financial assets at amortized cost:
Securities at amortized cost	205,206	88,964
Loans and other financial assets at amortized cost:
Interest on due from banks	131,147	14,170
Interest on loans	4,323,140	2,671,132
Interest of other receivables	17,422	8,228

Subtotal	4,471,709	2,693,530

Total	4,929,138	2,940,758

(2)	Details of interest expense recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2023	2022
Interest on deposits due to customers	1,998,250	648,568
Interest on borrowings	287,463	74,030
Interest on debentures	334,255	198,808
Other interest expense	87,981	29,916
Interest on lease liabilities	2,368	1,770

Total	2,710,317	953,092

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

29.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2023	2022
Fees and commission received for brokerage	41,664	37,149
Fees and commission received related to credit	44,755	49,797
Fees and commission received for electronic finance	31,123	33,117
Fees and commission received on foreign exchange handling	13,603	13,673
Fees and commission received on foreign exchange	19,840	17,617
Fees and commission received for guarantee	19,365	19,507
Fees and commission received on credit card	149,191	141,472
Fees and commission received on securities business	14,894	27,894
Fees and commission from trust management	64,529	67,257
Fees and commission received on credit information	2,475	2,455
Fees and commission received related to lease	163,736	122,746
Other fees	54,087	44,236

Total	619,262	576,920

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2023	2022
Fees and commissions paid	78,993	66,911
Credit card commission	118,141	100,946
Brokerage commission	344	275
Others	3,690	3,088

Total	201,168	171,220

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

30.	DIVIDEND INCOME

(1)	Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2023	2022
Dividend income related to financial assets at FVTPL	37,765	32,447
Dividend income related to financial assets at FVTOCI	11,315	14,576

Total	49,080	47,023

(2)	Details of dividends related to financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2023	2022
Dividend income recognized from assets held Equity securities	11,315	14,576

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

31.	NET GAIN OR LOSS ON FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS MANDATORILY MEASURED AT FAIR VALUE

(1)	Details of gains or losses related to net gain or loss on financial instruments at FVTPL are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2023	2022
Gain on financial instruments at fair value through profit or loss measured at fair value	238,498	115,386

Total	238,498	115,386

(2)

Details of net gain or loss on financial instruments at fair value through profit or loss measured at fair value and financial instruments held for trading are as follows (Unit: Korean Won in millions):

			For the three-month periods ended March 31
			2023	2022
Financial assets at FVTPL	Securities	Gain on transactions and valuation	289,932	132,635
		Loss on transactions and valuation	(68,583)	(139,033)

		Sub-total	221,349	(6,398)

	Loans	Gain on transactions and valuation	3,852	5,437
		Loss on transactions and valuation	(1,700)	(1,290)

		Sub-total	2,152	4,147

	Other financial assets	Gain on transactions and valuation	3,184	9,373
		Loss on transactions and valuation	(5,214)	(5,530)

		Sub-total	(2,030)	3,843

		Sub-total	221,471	1,592

Derivatives (Held for trading)	Interest rates derivatives	Gain on transactions and valuation	1,295,563	1,393,931
		Loss on transactions and valuation	(1,450,186)	(832,491)

		Sub-total	(154,623)	561,440

	Currency derivatives	Gain on transactions and valuation	3,588,500	2,736,106
		Loss on transactions and valuation	(3,408,720)	(3,188,767)

		Sub-total	179,780	(452,661)

	Equity derivatives	Gain on transactions and valuation	1,088,009	729,157
		Loss on transactions and valuation	(1,096,108)	(724,146)

		Sub-total	(8,099)	5,011

	Other derivatives	Gain on transactions and valuation	—	4
		Loss on transactions and valuation	(31)	—

		Sub-total	(31)	4

		Sub-total	17,027	113,794

Net, total			238,498	115,386

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

32.	NET GAIN OR LOSS ON FINANCIAL ASSETS AT FVTOCI

Details of net gain or loss on financial assets at FVTOCI recognized are as follows (Unit: Korean Won in millions) :

	For the three-month periods ended March 31
	2023	2022
Gain (Loss) on redemption of securities	38	(3)
Gain (Loss) on transactions of securities	293	274

Total	331	271

33.	REVERSAL OF (PROVISION FOR) IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Reversal of (provision for) impairment losses due to credit loss are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2023	2022
Provision due to credit loss on financial assets measured at FVTOCI	(413)	(719)
Reversal of(provision for)impairment loss due to credit loss on securities at amortized cost	124	(283)
Provision for impairment loss due to credit loss on loan and other financial assets at amortized cost	(262,400)	(164,537)
Reversal of(provision for) provision on guarantee	2,399	(6,073)
Reversal of(provision for) unused loan commitment	(1,283)	5,544

Total	(261,573)	(166,068)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

34.	GENERAL AND ADMINISTRATIVE EXPENSES AND OTHER NET OPERATING INCOME (EXPENSES)

(1)	Details of general and administrative expenses recognized are as follows (Unit: Korean Won in millions):

			For the three-month periods ended March 31
			2023	2022
Employee benefits	Short-term employee benefits	Salaries	418,624	417,232
		Employee fringe benefits	151,527	162,291
	Share based payment		(369)	6,932
	Retirement benefit service costs		29,401	42,380
	Termination		6,488	118

	Sub-total		605,671	628,953

Depreciation and amortization			131,639	130,761
Other general and administrative expenses	Rent		28,794	22,061
	Taxes and public dues		48,025	43,379
	Service charges		58,938	54,490
	Computer and IT related		30,696	25,591
	Telephone and communication		20,905	18,813
	Operating promotion		12,271	10,865
	Advertising		15,398	10,345
	Printing		1,281	1,405
	Traveling		3,058	2,010
	Supplies		1,946	2,065
	Insurance premium		3,693	2,841
	Maintenance		6,051	5,414
	Water, light, and heating		5,849	4,736
	Vehicle maintenance		3,241	2,906
	Others		59,524	9,493

	Sub-total		299,670	216,414

	Total		1,036,980	976,128

(2)	Details of other operating income recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2023	2022
Gain on transactions of foreign exchange	430,075	125,675
Gain related to derivatives (Designated for hedging)	69,880	16,450
Gain on fair value hedged items	5,640	108,592
Others	90,111	72,313

Total	595,706	323,030

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

(3)	Details of other operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2023	2022
Losses on transactions of foreign exchange	582,765	87,529
KDIC deposit insurance premium	112,060	106,449
Contribution to miscellaneous funds	103,891	96,502
Losses related to derivatives (Designated for hedging)	5,409	113,925
Losses on fair value hedged items	28,206	—
Others (*)	201,952	152,101

Total	1,034,283	556,506

(*)

Other expense includes 4,458 million Won and 3,599 million Won for intangible asset amortization cost and 108,733 million Won and 83,564 million Won for lease depreciation cost for the years ended March 31, 2023 and 2022, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

(4)	Share-based payment

Details of performance condition share-based payment granted to executives as of March 31, 2023 and December 31, 2022 are as follows.

1)	Performance condition share-based payment

Subject to		Shares granted for the year 2019
Type of payment		Cash-settled
Vesting period		January 1, 2019 ~ December 31, 2022
Date of payment		2023-01-01
Fair value (*1)		12,406 Won
Valuation method		Black-Scholes Model
Expected dividend rate		5.05%
Expected maturity date		—
Number of shares remaining	As of March 31, 2023	524,746 shares
	As of December 31, 2022	602,474 shares
Number of shares granted (*2)	As of March 31, 2023	602,474 shares
	As of December 31, 2022	602,474 shares
Subject to		Shares granted for the year 2020
Type of payment		Cash-settled
Vesting period		January 1, 2020 ~ December 31, 2023
Date of payment		2024-01-01
Fair value (*1)		10,953 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.25%
Expected maturity date		0.75 year
Number of shares remaining	As of March 31, 2023	944,343 shares
	As of December 31, 2022	944,343 shares
Number of shares granted (*2)	As of March 31, 2023	944,343 shares
	As of December 31, 2022	944,343 shares
Subject to		Shares granted for the year 2021
Type of payment		Cash-settled
Vesting period		January 1, 2021 ~ December 31, 2024
Date of payment		2025-01-01
Fair value (*1)		10,289 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.25%
Expected maturity date		1.75 years
Number of shares remaining	As of March 31, 2023	1,105,515 shares
	As of December 31, 2022	1,105,515 shares
Number of shares granted (*2)	As of March 31, 2023	1,105,515 shares
	As of December 31, 2022	1,105,515 shares
Subject to		Shares granted for the year 2022
Type of payment		Cash-settled
Vesting period		January 1, 2022 ~ December 31, 2025
Date of payment		2026-01-01
Fair value (*1)		9,666 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.25%
Expected maturity date		2.75 years
Number of shares remaining	As of March 31, 2023	968,119 shares
	As of December 31, 2022	968,119 shares
Number of shares granted (*2)	As of March 31, 2023	968,119 shares
	As of December 31, 2022	968,119 shares

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

Subject to		Shares granted for the year 2023
Type of payment		Cash-settled
Vesting period		January 1, 2023 ~ December 31, 2026
Date of payment		2027-01-01
Fair value (*1)		9,080 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.25%
Expected maturity date		3.75 years
Number of shares remaining	As of March 31, 2023	257,001 shares
	As of December 31, 2022	—
Number of shares granted (*2)	As of March 31, 2023	257,001 shares
	As of December 31, 2022	—

(*1)

As the amount of payment varies according to the base price (the arithmetic average of the weighted average stock price of transactions in the past one week, the past one month, and the past two months) at the date of payment, the fair value is calculated to measure the liability according to the Black Scholes model based on the base price at the time of each settlement.

(*2)

It is a system in which the amount of stock payable is determined at the beginning, and the payment rate is determined in accordance with the degree of achievement of the pre-set performance target. Performance is evaluated by long-term performance indicators such as relative shareholder return, net profit, return on equity (ROE), non-performing loan ratio, and job performance.

2)

The Group accounts for performance condition share-based payments according to the cash-settled method and the fair value of the liabilities is reflected in the compensation costs by re-measuring every closing period. As of March 31, 2023 and December 31, 2022, the carrying amount of the liabilities related to the performance condition share-based payments recognized by the Group amounts to 33,409 million Won and 41,334 million Won, respectively, including the carrying amount of liabilities related to key management of 14,131 million Won and 17,494 million Won, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

35.	NON-OPERATING INCOME (EXPENSES)

(1)	Details of gains or losses on valuation of investments in joint ventures and associates are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2023	2022
Gains on valuation of investments in joint ventures and associates	10,021	15,412
Losses on valuation of investments in joint ventures and associates	(2,878)	(10,504)
Impairment losses of investments in joint ventures and associates	—	(17,727)

Total	7,143	(12,819)

(2)	Details of other non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2023	2022
Other non-operating incomes	21,573	24,656
Other non-operating expenses	(10,394)	(75,202)

Total	11,179	(50,546)

(3)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2023	2022
Rental fee income	4,432	5,252
Gains on disposal of investments in joint ventures and associates	—	561
Gains on disposal of premises and equipment, intangible assets and other assets	237	9,019
Reversal of impairment loss of premises and equipment, intangible assets and other assets	137	278
Others	16,767	9,546

Total	21,573	24,656

(4)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2023	2022
Depreciation on investment properties	1,149	981
Operating expenses on investment properties	478	334
Losses on disposal of investments in joint ventures and associates	—	2,373
Losses on disposal of premises and equipment, intangible assets and other assets	439	685
Impairment losses of premises and equipment, intangible assets and other assets	—	336
Donation	1,566	1,414
Others (*)	6,762	69,079

Total	10,394	75,202

(*)

Other special losses related to other provisions for the three-month period ended March 31, 2023 and 2022 are 199 million Won and 902 million Won, respectively, and other special losses related to accounts payable for the three-month period ended March 31, 2022 are 62,196 million Won.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

36.	INCOME TAX EXPENSE

(1)	Details of income tax expenses are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2023	2022
Current tax expense:
Current tax expense with respect to the current period	144,061	359,997
Adjustments recognized in the current period in relation to the tax expense of prior periods	(3,997)	—
Income tax expense directly attributable to other equity	8,324	(3,671)

Sub-total	148,388	356,326

Deferred tax expense
Change in deferred tax assets (liabilities) due to temporary differences	268,574	(128,745)
Income tax expense(income) directly attributable to equity	(93,350)	65,024
Others	87	—

Sub-total	175,311	(63,721)

Income tax expense	323,699	292,605

Income tax expense was recognized based on the estimate of the best weighted average annual effective tax rate expected for the interim period. The weighted average annual effective tax rate for the March 31, 2023, is 25.5% (The weighted average annual effective tax rate for the March 31, 2022, is 25.1%).

37.	EARNINGS PER SHARE (“EPS”)

(1)

Basic EPS is calculated by dividing net income attributable to common shareholders by weighted-average number of common shares outstanding (Unit: Korean Won in millions, except for EPS and number of shares):

	For the three-month periods ended March 31
	2023	2022
Net income attributable to common shareholders	913,686	839,188
Dividends to hybrid securities	(30,414)	(19,151)
Net income attributable to common shareholders	883,272	820,037
Weighted average number of common shares outstanding (Unit: million shares)	728	728
Basic EPS (Unit: Korean Won)	1,214	1,127

(2)	The weighted average number of common shares outstanding is as follows (Unit: number of shares, days):

	For the three-month period ended March 31, 2023
	Period	Number of shares	Dates (Unit: Day)	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2023-01-01 ~ 2023-03-31	728,060,549	90	65,525,449,410
Treasury stocks	2023-01-01 ~ 2023-03-31	(343,991)	90	(30,959,190)

	Sub-total (①)			65,494,490,220

Weighted average number of common shares outstanding (②=(①/90))				727,716,558

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

	For the three-month period ended March 31, 2022
	Period	Number of shares	Dates (Unit: Day)	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2022-01-01 ~ 2022-03-31	728,060,549	90	65,525,449,410
Treasury stock	2022-01-01 ~ 2022-03-31	(343,991)	90	(30,959,190)

	Sub-total (①)			65,494,490,220

Weighted average number of common shares outstanding (②=(①/90)				727,716,558

Diluted EPS is equal to basic EPS because there is no dilution effect for the three-month periods ended March 31, 2023 and 2022.

38.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follows (Unit: Korean Won in millions):

	March 31, 2023	December 31, 2022
Confirmed guarantees
Guarantee for loans	45,284	39,684
Acceptances	495,661	501,921
Guarantees in acceptances of imported goods	102,688	97,920
Other confirmed guarantees	6,578,333	6,847,713

Sub-total	7,221,966	7,487,238

Unconfirmed guarantees
Local letters of credit	250,759	150,075
Letters of credit	2,838,235	3,014,228
Other unconfirmed guarantees	1,294,382	1,144,498

Sub-total	4,383,376	4,308,801

Commercial paper purchase commitments and others	436,966	125,547

Total	12,042,308	11,921,586

(*)	It includes financial guarantees of 3,171,312 million Won and 3,095,091 million Won as of March 31, 2023 and December 31, 2022, respectively.

(2)	Details of unused loan commitments and others are as follows (Unit: Korean Won in millions):

	March 31, 2023	December 31, 2022
Loan commitments	123,040,782	118,172,070
Other commitments (*)	7,815,125	7,107,828

(*)

As of March 31, 2023 and December 31, 2022, the amount of unsecured bills (purchase note sales) and discounts on electronic short-term bond sales (purchase) are 3,394,410 million Won and 2,505,399 million Won, respectively.

(3)	Litigation case

Litigation cases that the Group is a defendant in a lawsuit pending (excluding fraud lawsuits and those lawsuits that are filed only to extend the statute of limitation, etc.) are 559 cases (litigation value of 622,684 million Won) and 531 cases (litigation value of 577,128 million Won) as of March 31, 2023 and December 31, 2022, respectively, and provisions for litigations are 32,352 million Won and 33,877 million Won.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

(4)	Other commitments

1)

As of March 31, 2023, Woori FIS Co., Ltd, a subsidiary, has been provided with a payment guarantee limit of 6,457 million Won in relation to bid guarantees and contract/defect guarantees from the Korean Software Financial Cooperative, but there is no committed amount. In relation to the guarantee, the capital contributions to the Korean Software Financial Cooperative are provided as collateral. In addition, as of March 31, 2023, Seoul Guarantee Insurance Company is providing a payment guarantee of 374 million Won related to the return of subsidy to the daycare center at work.

2)

As of March 31, 2023, Woori FIS Co., Ltd, a subsidiary agreed with Shinhan Bank for short-term borrowings of 20 billion Won for one year (2022.11.16.~2023.11.16.), and there is no outstanding balance of short-term borrowings as of March 31, 2023.

3)	As of March 31, 2023, Woori Savings bank is provided with a guarantee of 1,219 million Won from Seoul Guarantee Insurance Company in relation to provisional attachment for recovery of loans, etc.

4)

As of March 31, 2023, Woori Asset Trust, a subsidiary, has committed to fulfill responsibility for the completion of 78 projects, including a residential-commercial complex in U-dong, Haeundae-gu, Busan. Responsible completion type management land trust is a trust that bears the obligation of responsible completion when the construction company fails to fulfill the obligation of responsible completion, and the obligation to compensate losses to the lending financial institution if Woori Asset Trust fails to fulfill the obligation of responsible completion. As of March 31, 2023, the total amount of PF(Project Financing) loans from PF lending financial institutions invested in the responsible completion type management land trust business is 3,457,211 million Won. Although additional losses may occur in relation to these contracts for liability obligations, these effects were not reflected in the financial statements at the end of the current quarter because the possibility is not high and the amount of losses cannot be reliably estimated. Also, Woori Asset Trust may lend a trust account for a part of the total project cost in relation to 13 debt-type land trust contracts including Busan Haeundae Udong Beautique Terrace Hotel and responsible completion management land trust contracts in Gyeongseo-dong, Seo-gu, Incheon, and additional business sites in progress. The maximum loan amount (unused limit) is 55,040 million Won. Whether or not Woori Asset Trust lends a trust account in relation to the relevant businesses is not an unconditional payment obligation, and it is determined by considering overall matters such as the unique account and the fund balance plan of each trust business.

5)

Pursuant to some contracts related to asset securitization, the Group utilizes various prerequisites as triggering events causing early redemption, limiting risks that investors bear due to change in asset quality. Breach of such triggering clause leads to an early redemption of the securitized bonds.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

39.	RELATED PARTY TRANSACTIONS

Related parties of the Group as of March 31, 2023 and December 31, 2022, and assets and liabilities recognized, guarantees and commitments, major transactions with related parties and compensation to key management for the years ended March 31, 2023 and December 31, 2022 are as follows. Please refer to Note 12 for the details of joint ventures and associates.

(1)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

	Related parties	Account title	March 31, 2023	December 31, 2022
Associates	W Service Networks Co., Ltd.	Loans	27	120
		Deposits due to customers	2,733	3,298
		Accrued expenses	7	7
		Other liabilities	120	109

	Korea Credit Bureau Co., Ltd.	Loans	1	2
		Deposits due to customers	574	4,450
		Other liabilities	—	40

	Korea Finance Security Co., Ltd.	Loans	3,230	3,433
		Loss allowance	(43)	(46)
		Deposits due to customers	3	1,764
		Other liabilities	1,975	6

	LOTTE CARD Co. Ltd.	Loans	12,599	50,000
		Account receivables	18	16
		Loss allowance	(165)	(30)
		Deposits due to customers	19,022	35,986
		Other Assets	9	—
		Other liabilities	81	74

	K BANK Co., Ltd.	Loans	2	3
		Account receivables	49	31
		Other liabilities	107,924	108,156

	Others (*)	Loans	70,710	68,660
		Loss allowance	(35)	(34)
		Other assets	921	768
		Deposits due to customers	3,710	3,622
		Other liabilities	80	119

(*)

Others include IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership, Woori Growth Partnerships New Technology Private Equity Fund, Partner One Value Up I Private Equity Fund, and etc., as of March 31, 2023 and December 31, 2022.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

(2)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the three-month period ended March 31
	Related parties	Account title	2023	2022
Associates	W Service Network Co., Ltd.	Other income	—	6
		Interest expenses	3	2
		Fees expenses	120	139
		Other expenses	477	466

	Korea Credit Bureau Co., Ltd.	Interest expenses	9	—
		Fees expenses	926	891
		Other expenses	38	34

	Korea Finance Security Co., Ltd.	Interest income	54	24
		Interest expenses	1	1
		Provision(Reversal) of impairment losses due to credit loss	(3)	—
		Other expenses	9	16

	LOTTE CARD Co., Ltd.	Interest income	7	33
		Fees income	982	23
		Interest expenses	1,268	231
		Provision(Reversal) of impairment losses due to credit loss	143	(10)

	K BANK Co., Ltd.	Fees income	78	436
		Fees expenses	128	368

	Others (*)	Interest income	183	184
		Fees income	1,734	1,614
		Other income	308	—
		Interest expenses	2	1
		Provision(Reversal) of impairment losses due to credit loss	2	(99)

(*)

Others include IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership, Woori Growth Partnerships New Technology Private Equity Fund, Partner One Value Up I Private Equity Fund, and etc., as of March 31, 2023 and 2022.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

(3)	Major loan transactions with related parties for the years ended March 31, 2023 and 2022 are as follows (Unit: Korean Won in millions):

		For the three-month period ended March 31, 2023
	Related parties	Beginning balance	Loan	Collection	Others	Ending balance (*)
Associates	W Service Network Co., Ltd.	120	72	165	—	27
	Korea Credit Bureau Co., Ltd.	2	1	2	—	1
	Korea Finance Security Co., Ltd.	3,433	101	304	—	3,230
	LOTTE CARD Co., Ltd.	50,000	12,599	50,000	—	12,599
	K BANK Co., Ltd.	3	8	9	—	2
	One Mortgage	—	94	73	—	21
	Godo Kaisha Oceanos 1	39,814	—	—	1,180	40,994
	Woori Zip 1	11,819	—	—	350	12,169
	Woori Zip 2	16,776	—	—	497	17,273
	Central Network Solutions Co., Ltd.	251	—	—	—	251

(*)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan.

		For the three-month period ended March 31, 2022
	Related parties	Beginning balance	Loan	Collection	Foreign currency exchange, etc.	Ending balance (*)
Associates	W Service Network Co., Ltd.	20	60	64	—	16
	Korea Credit Bureau Co., Ltd.	2	4	5	—	1
	Korea Finance Security Co., Ltd.	3,425	79	83	—	3,421
	LOTTE CARD Co., Ltd.	3,750	—	937	—	2,813
	K BANK Co., Ltd.	99	130	187	—	42
	Godo Kaisha Oceanos 1	43,033	—	—	(1,566)	41,467
	Woori ZIP 1	12,775	—	—	(465)	12,310
	Woori ZIP 2	18,132	—	—	(660)	17,472

(*)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

(4)	Details of changes in major deposits due to customers with related parties for the three-month periods ended March 31, 2023 and 2022. are as follows (Unit: Korean Won in millions):

		For the three-month period ended March 31, 2023
	Related parties	Beginning balance	Increase	Decrease	Ending balance (*)
Associates	W Service Networks Co., Ltd.	1,200	1,000	1,200	1,000
	Partner One Value Up I Private Equity Fund	100	—	100	—
	Korea Credit Bureau Co., Ltd.	3,000	—	3,000	—

(*)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.

		For the three-month period ended March 31, 2022
	Related parties	Beginning balance	Increase	Decrease	Ending balance (*)
Associates	W Service Networks Co., Ltd.	1,180	—	—	1,180
	Partner One Value Up I Private Equity Fund	329	—	—	329

(*)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.

(5)	There are no major borrowing transactions with related parties for the three-month periods ended March 31, 2023 and 2022.

(6)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

Warrantee	March 31, 2023	December 31, 2022	Warranty
Korea Finance Security Co., Ltd.	630	627	Unused loan commitment
Korea Credit Bureau Co., Ltd.	34	33	Unused loan commitment
W Service Network Co., Ltd.	153	60	Unused loan commitment
K BANK Co., Ltd.	298	297	Unused loan commitment
LOTTE CARD Co. Ltd.	525,613	450,000	Unused loan commitment
One Mortgage	29	—	Unused loan commitment
D-Custody Co., Ltd.	10	10	Unused loan commitment

As of March 31, 2023 and December 31, 2022, the recognized payment guarantee provisions are 87 million Won and 80 million Won, respectively, in relation to the guarantees provided to the related parties above.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

(7)	Amount of commitments with the related parties

Warrantee	March 31, 2023	December 31, 2022	Warranty
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	4,664	4,664	Securities purchase commitment
Woori Seoul Beltway Private Special Asset Fund No.1	36,297	37,146	Securities purchase commitment
Woori-Q Corporate Restructuring Private Equity Fund	12,555	12,155	Securities purchase commitment
JC Assurance No.2 Private Equity Fund	1,351	1,351	Securities purchase commitment
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	325	325	Securities purchase commitment
WooriG Oncorp Corporate support of Major Industry General Type Private Investment Trust (Type 2)	39	39	Securities purchase commitment
BTS 2nd Private Equity Fund	5,844	6,974	Securities purchase commitment
STASSETS FUND III	13,500	13,500	Securities purchase commitment
Together Korea Government Private Securities Investment Trust No.3	990,000	990,000	Securities purchase commitment

(8)	Major investment and Recovery transactions

The details of major investment and recovery transactions with related parties for the year ended March 31, 2022 are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2022
The same parent company and its associates	Investment and others(*)	Recovery and others(*)
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	—	21,606
Woori High Plus Bond Sec Feeder Inv Trust 3 (USD)	—	1,052
Woori Bank Plus Public Offering stock 10 securities Investment Trust 2 (Bond Mixed)	200	—
Woori Two-year Bond Securities Investment Trust 2 (Bond)	—	213
Woori China Mainland Stock Securities Investment Trust H (Securities)	—	443

(*)	Investment and recovery transactions of associates that are not treated as items of fair value through profit or loss are described in Note 12.(2)

(9)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2023	2022
Short-term employee salaries	5,337	5,637
Retirement benefit service costs	269	194
Share-based compensation	(62)	2,535

Total	5,544	8,366

Key management includes executives and directors of Woori Financial Group and major subsidiaries, and also includes CEO of other subsidiaries. Outstanding assets from transactions with key management amount to 3,210 million Won and 3,620 million Won, as of March 31, 2023 and December 31, 2022, respectively and with respect to the assets, the Group has not recognized any allowance nor related impairment loss due to credit losses. Also, liabilities from transaction with key management amount to 33,374 million Won and 12,660 million Won, respectively, as of March 31, 2023 and December 31, 2022.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

40.	LEASES

(1)	Lessor

1)	Finance lease

①	The total investment in finance lease and the present value of the minimum lease payments to be recovered are as follows (Unit: Korean Won in millions):

	March 31, 2023
	Total investment in lease	Net investment in lease
Within one year	175,117	160,296
After one year but within two years	249,605	232,930
After two years but within three years	409,695	378,309
After three years but within four years	520,169	467,871
After four years but within five years	247,346	207,922
After five years	15	15

Total	1,601,947	1,447,343

	December 31, 2022
	Total investment in lease	Net investment in lease
Within one year	160,181	146,749
After one year but within two years	231,075	215,497
After two years but within three years	366,599	338,709
After three years but within four years	501,034	452,099
After four years but within five years	368,420	314,696
After five years	19	18

Total	1,627,328	1,467,768

②	The unrealized interest income of the finance lease is as follows. (Unit: Korean Won in millions):

	March 31, 2023	December 31, 2022
Total investment in lease	1,601,947	1,627,328
Net investment in lease	1,447,343	1,467,768
Present value of minimum lease payments	1,447,343	1,467,768
Present value of unguaranteed residual value	—	—

Unearned interest income	154,604	159,560

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

2)	Operating lease

①	The details of operating lease assets are as follows (Unit: Korean Won in millions):

	March 31, 2023	December 31, 2022
Prepaid lease assets	1,519	3,121
Operating lease assets
Acquisition cost	3,356,989	3,320,275
Accumulated depreciation	(767,501)	(729,818)
Net carrying value	2,589,488	2,590,457

Total	2,591,007	2,593,578

②	The details of changes in operating lease assets as of March 31, 2023 and 2022 are as follows (Unit: Korean Won in millions):

	March 31, 2023	March 31, 2022
Beginning balance	2,590,457	1,778,308
Acquisition	164,458	378,046
Disposal	(50,527)	(25,187)
Depreciation	(108,734)	(83,564)
Others	(3,856)	7,594

Ending balance	2,591,798	2,055,197

③	The future lease payments to be received under the lease contracts are as follows (Unit: Korean Won in millions):

	March 31, 2023	December 31, 2022
Within one year	592,972	567,998
After one year but within two years	548,824	526,899
After two years but within three years	428,861	420,244
After three years but within four years	263,677	275,080
After four years but within five years	66,831	86,606

Total	1,901,165	1,876,827

④	There are no adjusted lease payments recognized as profit or loss for the three-month periods ended March 31, 2023 and 2022.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

(2)	Lessee

1)	The future lease payments under the lease contracts are as follows (Unit: Korean Won in millions):

	March 31, 2023	December 31, 2022
Lease payments
Within one year	129,345	170,781
After one year but within five years	143,006	152,145
After five years	28,887	33,007

Total	301,238	355,933

2)	Total cash outflows from lease are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2023	2022
Total cash outflows from lease	57,540	47,764

3)

Details of lease payments that are not included in the measurement of lease liabilities due to the fact that they are short-term leases or leases for which the underlying asset is of low value are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2023	2022
Lease payments for short-term leases	2,769	387
Lease payments for which the underlying asset is of low value	351	316
Variable lease payments	6,627	—

Total	9,747	703

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

41.	BUSINESS COMBINATION

(1)	General

As of March 23, 2023, the Group acquired 53.9% interest(excluding treasury stocks, 52.0% interest including treasury stocks)in Daol Investment CO., Ltd. and changed the name of Daol Investment CO., Ltd. to Woori Venture Partners. The main reasons for the business combination are to maximize synergy between the consolidated subsidiaries and to strengthen the non- banking business portfolio.

If Woori Venture Partners had been acquired from January 1, 2023, the consolidated statement of comprehensive income would have shown operating profit and net income of Woori Venture Partners for 5,257 and 3,744 million Won, respectively.

(2)	Identifiable net assets

Identified assets and liabilities as of the acquisition date are as follows (Unit: Korean Won in millions):

	Accounts	March 31, 2023
Assets	Cash and cash equivalent	2,879
	Financial assets at FVTPL	38,385
	Financial assets at amortized cost(*1)	124,904
	Investments in joint ventures and associates	136,930
	Premises and equipment	20,349
	Intangible assets(*2)	21,454
	Current tax assets	33
	Others	41

	Sub-total	344,975

Liabilities	Current tax liabilities	7,938
	Deferred tax liabilities	11,593
	Other financial liabilities	1,000
	Other liabilities	14,971

	Sub-total	35,502

Fair value of net identifiable assets		309,473

(*1)

The acquired financial assets at amortized cost were estimated at fair value. The contractual total of the financial assets at amortized cost of Woori Venture Partners is 127,384 million Won, and the contractual cash flows that are not expected to be recovered as of the acquisition date are 2,480 million Won.

(*2)

The intangible assets include 18,880 million Won in customer relationships as a result of business combination and were valued at fair value through the Multi-period excess earning method (MEEM) as they were judged separately identifiable intangible assets. Multi-period excess earning method is a method to estimate the future cash flows generated by each intangible asset and to discount the cash flows generated purely by that intangible asset to its present value by deducting the portion of the asset’s contribution to that cash flow generation.

If, within one year of the acquisition date, new information obtained about the facts and circumstances that existed at the acquisition date requires the adjustment of the amounts recognized at the acquisition date, or the recognition of additional provisions existing at the acquisition date, the accounting for the business combination will be adjusted.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)

(3)	Goodwill

Recognized goodwill as a result of business combination are as follows (Unit: Korean Won in million):

Woori Venture Partners
Transfer price	212,522
Fair value of net identifiable asset	309,473
Non-controlling interest (*)	138,478
Goodwill	41,527

(*)	Non-controlling interests were recognized at fair value applying the closing price on the acquisition date of Woori Venture Partners.

In the event of a business combination, the consideration transferred includes the premium paid to acquire Woori Venture Partners which results in goodwill. In addition, the consideration paid for the business combination includes expected synergies, revenue growth, and the amount related to future market growth.

The Group also acquired a relationship with a customer of Woori Venture Partners as part of the acquisition. These relationships with customers were recognized separately from goodwill because they met the reparability criteria to meet the recognition requirements for intangible assets.

(4)	Net cash outflow due to business combination

Details of net cash outflows due to business combination are as follows (Unit: Korean Won in million):

Woori Venture Partners
Consideration paid in cash	212,522
Acquired cash and cash equivalents	2,879

Deduction in total	209,643

42.	EVENTS AFTER THE REPORTING PERIOD

The Group will acquire 100 billion Won worth of treasury stocks through a trust agreement from April 24 to October 24, 2023, with a resolution to acquire and incinerate treasury stocks at the board of directors meeting on April 21, 2023.